Form 10-K, Exhibit 13
period 1996-06-30
VIRGINIA FIRST FINANCIAL CORP
filed 1996-09-30
CIK 911033

MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL

  Virginia First Financial Corporation (the "Company") was incorporated in Virginia in 1993 to serve as the holding company of Virginia First Savings Bank, F.S.B. (the "Savings Bank"). The Savings Bank is a federally chartered capital stock savings bank with its principal offices in Petersburg, Virginia. The Savings Bank, incorporated in 1888, is one of the oldest financial institutions in the Commonwealth of Virginia.

  The Company's principal business activities, which are conducted through the Savings Bank, are attracting checking and savings deposits from the general public through its retail banking offices and originating, servicing, investing in and selling loans secured by first mortgage liens on single-family dwellings, including condominium units. The Company also lends funds to retail banking customers by means of home equity and installment loans, and originates residential construction loans and loans secured by commercial property, multi-family dwellings and manufactured housing units. The Company invests in certain U.S. Government and agency obligations and other investments permitted by applicable laws and regulations. The operating results of the Company are highly dependent on net interest income, the difference between interest income earned on loans and investments and the cost of checking and savings deposits and borrowed funds.

  Deposit accounts up to $100,000 are insured by the Savings Association Insurance Fund administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Savings Bank is a member of the Federal Home Loan Bank (the "FHLB") of Atlanta. The Company and the Savings Bank are subject to the supervision, regulation and examination of the Office of Thrift Supervision (the "OTS") and the FDIC. The Savings Bank is also subject to the regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits.

  The Company's only direct subsidiary is the Savings Bank and the Company has no material assets or liabilities, except for the stock of the Savings Bank. The Savings Bank has two active subsidiaries; one is engaged in real estate development and the other is a title insurance agency.

  The following commentary discusses major components of the Company's business and presents an overview of the Company's consolidated results of operations during the fiscal years ended June 30, 1996, 1995 and 1994, and its consolidated financial position at June 30, 1996 and 1995. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this Annual Report.

RESULTS OF OPERATIONS

  Results of operations for the years ended June 30, 1996, 1995 and 1994 ("fiscal year 1996", "fiscal year 1995" and "fiscal year 1994", respectively) reflect the Company's strategies of expanding its community banking and mortgage banking operations.

  The Company's results of operations for fiscal year 1996 reflect marked differences from the previous fiscal year. The most significant change is the Company's sale of substantially all of its servicing rights related to mortgage loans serviced for others. This transaction generated a pre-tax gain of $6,847,000. The Company's decision to exit the mortgage loan servicing business was driven by the increasing "critical mass" necessary to generate acceptable returns on loan servicing activities. Management believes that the after-tax proceeds of the sale of $4,184,000 can be deployed more efficiently in other areas, and will provide additional capital to enhance the Company's core business activities.

  As a result of rising market interest rates, originations of residential mortgage loans declined dramatically in fiscal year 1995 compared to fiscal year 1994, which resulted in a significant decrease in gains on sales of mortgage loans in fiscal year 1995. This situation turned around in fiscal year 1996, as market interest rates moderated and the Company realized higher loan originations, sales and gains than in fiscal year 1995.

  Net interest income increased by 3.2% in fiscal year 1996, compared to fiscal year 1995, and increased by 22.0% in fiscal year 1995, compared to fiscal year 1994. Increases in capital in recent years have permitted the Company to increase both its assets and liabilities. Most of the increase in net interest income in fiscal year 1995 was attributable to the increase in the size of the balance sheet. In addition, yields earned on interest-earning assets increased faster than the rates the Company was paying on its interest-bearing liabilities. While the balance sheet continued to grow in fiscal year 1996, the rates paid on interest-bearing liabilities increased at a faster rate than yields earned on interest-earning assets. The fiscal year 1996 interest expense increase is attributable to the general increase in prevailing rates and a continued migration by depositors from lower-yielding savings deposits to higher-yielding certificates of deposit.

  Net Earnings. The Company's net earnings for fiscal year 1996 were $12,142,000, compared to net earnings of $7,550,000 for fiscal year 1995 and $6,981,000 for fiscal year 1994. On a per share basis, earnings for fiscal year 1996 were $2.09, compared to $1.33 for fiscal year 1995 and $1.25 for fiscal year 1994.

  The per share figures for fiscal years 1995 and 1994 have been adjusted to reflect the two-for-one split of the Company's common stock, which occurred on November 17, 1995.

  The following table shows changes in earnings per share:

                                          Fiscal Year 1996      Fiscal Year 1995     Fiscal Year 1994
                                               Versus 1995           Versus 1994          Versus 1993
Net earnings per share for fiscal years
  1995, 1994 and 1993, respectively                  $1.33                 $1.25                $1.17

Increase (decrease) attributable to:
  Net interest income                                  .14                   .82                  .49
  Provision for loan losses                           (.18)                 (.05)                 .02
  Noninterest income                                  1.46                  (.96)                 .38
  Noninterest expense                                 (.28)                  .52                 (.48)
  Income taxes                                        (.35)                 (.23)                (.30)
  Average shares outstanding                          (.03)                 (.02)                (.03)
  Net increase                                         .76                   .08                  .08
Net earnings per share for fiscal years
  1996, 1995 and 1994, respectively                  $2.09                 $1.33                $1.25

  Net Interest Income. Net interest income before the provision for loan losses for fiscal year 1996 was $26,719,000, an increase of $825,000, or 3.2%, compared to fiscal year 1995. For fiscal year 1995, net interest income before the provision for loan losses was $25,894,000, an increase of $4,678,000, or 22.0%, compared to fiscal year 1994.

  The Company's net earnings are highly dependent on the difference, or "spread", between the income it receives from its loan and investment portfolios and its cost of funds, consisting principally of the interest paid on checking and savings accounts and borrowings.

  The average yield received on the Company's loan portfolio may not change at the same pace as the interest rates it must pay on its deposits and borrowings. As a result, in times of rising interest rates, decreases in the difference between the yield received on loans and other investments and the rate paid on deposits and borrowings usually occur. However, interest received on short-term investments and adjustable rate mortgage loans and construction loans also increase as a result of upward trends in short-term interest rates, which enables the Company to partially compensate for increased deposit and borrowing costs.

         The following table reflects the average yields earned and rates paid by the Company as of June 30, 1996, and the average yields earned and rates paid during the last three fiscal years. In computing the average yields and rates, the accretion of loan fees are considered an adjustment to yield.


(In thousands) Years Ended June 30                        1996                              1995
                                                      Interest      Yield/Rate                  Interest
                                          Average     Income/      For   End of     Average    Income/    Yield/
                                          Balance     Expense      Year    Year      Balance    Expense    Rate

Interest-earnings assets:
   Loans receivable (1)(2)                $626,313    $56,368      9.00%   8.79%     $566,965   $50,685    8.94%
   Mortgage-backed securities and
     collateralized mortgage obligations     9,960        563      5.65    6.53        10,548       665    6.30
   Investments                              23,742      1,416      5.96    5.98        28,528     1,711    6.00
   Other interest-earning assets            13,558        694      5.12    5.35         8,627       464    5.38

     Total interest-earning assets         673,573     59,041      8.77    8.60       614,668    53,525    8.71

Noninterest-earning assets:
   Cash and due from banks                   8,417                                      8,494
   Office properties and equipment, net      8,847                                      8,589
   Other assets                             12,571                                      9,923
   Allowance for loan losses                (6,118)                                    (6,126)

     Total assets                         $697,290                                   $635,548

Interest-bearing liabilities:
   Checking and money market
       deposit accounts                   $ 88,089      3,375      3.83    3.76      $ 85,395     3,081    3.61
   Savings deposits                         68,512      2,349      3.43    3.35        89,537     3,087    3.45
   Certificates                            348,664     20,609      5.91    5.77       267,934    14,511    5.41
   Federal Home Loan Bank advances          98,365      5,968      6.07    5.55       105,173     6,414    6.10
   Other borrowings                            375         21      5.60    5.16         8,875       538    6.06

     Total interest-bearing liabilities    604,005     32,322      5.35    5.16       556,914    27,631    4.96

Noninterest-bearing liabilities:
   Deposits                                 30,189                                     25,503
   Other                                     9,103                                      7,608

     Total liabilities                     643,297                                    590,025
Stockholders' equity                        53,993                                     45,523

     Total liabilities and
       stockholders' equity               $697,290                                   $635,548

Average dollar difference between
   interest-earning assets
   and interest-bearing liabilities       $ 69,568                                   $ 57,754

Net interest income                                   $26,719                                  $25,894

Interest rate spread (3)                                           3.42%   3.44%                           3.75%

Net yield on average interest-earning
 assets (4)                                                        3.97%                                   4.21%

                                                               1994
                                                              Interest
                                                   Average   Income/    Yield/
                                                    Balance   Expense    Rate


Interest-earnings assets:
   Loans receivable (1)(2)                        $485,454    $40,387     8.32%
   Mortgage-backed securities and
     collateralized mortgage obligations            16,116        836     5.19
   Investments                                      20,596        872     4.23
   Other interest-earning assets                     9,910        308     3.11

     Total interest-earning assets                 532,076     42,403     7.97

Noninterest-earning assets:
   Cash and due from banks                          13,737
   Office properties and equipment, net              8,446
   Other assets                                     13,082
   Allowance for loan losses                        (5,074)

     Total assets                                 $562,267

Interest-bearing liabilities:
   Checking and money market
       deposit accounts                           $101,312      3,129    3.09
   Savings deposits                                 99,886      3,459    3.46
   Certificates                                    217,379     11,086    5.10
   Federal Home Loan Bank advances                  65,546      3,474    5.30
   Other borrowings                                    962         39    4.05

     Total interest-bearing liabilities            485,085     21,187    4.37

Noninterest-bearing liabilities:
   Deposits                                         30,991
   Other                                             7,813

     Total liabilities                             523,889
Stockholders' equity                                38,378

     Total liabilities and
       stockholders' equity                       $562,267

Average dollar difference between
   interest-earning assets
   and interest-bearing liabilities               $ 46,991

Net interest income                                           $21,216

Interest rate spread (3)                                                 3.60%

Net yield on average interest-earning
 assets (4)                                                              3.99%


(1) Loans receivable shown gross of allowance for loan losses, gross of premiums/discounts.

(2) Nonaccrual loans are included in the average loan balances and income on such loans is recognized on a cash basis.

(3) Average yield on total interest-earning assets less the average rate paid on total interest-bearing liabilities.

(4)  Net interest income divided by average interest-earning assets.

  The Company's net interest income is affected by changes in both average interest rates and the average volumes of interest-earning assets and interest-bearing liabilities. Total interest income increased by $5,516,000 in fiscal year 1996 and increased by $11,122,000 in fiscal year 1995, as compared to the previous fiscal years. Total interest expense increased by $4,691,000 in fiscal year 1996 and increased by $6,444,000 in fiscal year 1995, as compared to the previous fiscal years. The fiscal year 1996 and 1995 increases in both interest income and interest expense, compared to the respective previous years, were due primarily to increases in average interest-earning assets and interest-bearing liabilities, and increases in the market rates on loans and deposits. Deposit rates increased in fiscal year 1996, while asset yields remained flat. By contrast, asset yields increased more rapidly than deposit rates in fiscal year 1995.

  The following table shows the amounts of the changes in interest income and expense which can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the past two fiscal years. The changes in net interest income due to both volume and rate changes have been allocated to volume and rate in proportion to the relationship of absolute dollar amounts of the change of each. The table demonstrates that the $825,000 increase in net interest income in fiscal year 1996 was the net result of a growing balance sheet adversely affected by rising deposit rates and flat asset yields, while the $4,678,000 increase in net interest income in fiscal year 1995 was the combined result of rising asset yields and deposit rates and a growing balance sheet.

                                          Fiscal Year 1996 Versus 1995             Fiscal Year 1995 Versus 1994
                                           Increase (Decrease) Due to               Increase (Decrease) Due to
(In thousands)                             Volume       Rate       Total           Volume       Rate       Total

Loans receivable                           $ 5,339     $  344     $ 5,683         $ 7,131     $ 3,167     $ 10,298
Mortgage-backed securities and
  collateralized mortgage obligations          (36)       (66)       (102)           (454)        283         (171)
Investments                                   (285)       (10)       (295)            403         436          839
Other interest-earning assets                  251        (21)        230             (34)        190          156

  Total interest-earning assets              5,269        247       5,516           7,046       4,076       11,122

Checking and money market
  deposit accounts                              99        196         295             680         (48)
Savings deposits                              (721)       (17)       (738)           (357)        (15)        (372)
Certificates                                 4,679      1,418       6,097           2,704         721        3,425
Federal Home Loan Bank advances               (413)       (33)       (446)          2,354         586        2,940
Other borrowings                              (479)       (38)       (517)            471          28          499

  Total interest-bearing liabilities         3,165      1,526       4,691           5,852         592        6,444

  Net interest income                      $ 2,104    $(1,279)    $   825         $ 1,194     $ 3,484      $ 4,678


  Asset/Liability Management. Management strives to manage the maturity or repricing match between assets and liabilities. The degree to which the Company is "mismatched" in its maturities is a primary measure of interest rate risk. In periods of stable interest rates, net interest income can be increased by financing higher yielding long-term mortgage loan assets with lower cost short-term deposits and borrowings. Although such a strategy may increase profits in the short run, it increases the risk of exposure to rising interest rates and can result in funding costs rising faster than asset yields. The Company attempts to limit its interest rate risk by selling a majority of the fixed rate mortgage loans that it originates.

  The following tables summarize the contractual repayment terms of the total loans receivable of the Company as of June 30, 1996, as well as the amount of fixed rate and variable rate loans due after June 30, 1997. The tables have not been adjusted for estimates of prepayments and do not reflect periodic repricing of adjustable rate loans. The tables do include $38,979,000 of fixed rate residential mortgage loans receivable held for sale and $7,502,000 adjustable rate residential mortgage loans held for sale as of June 30, 1996.

                               Balance                                 Principal Repayment Contractually Due in
                           Outstanding                                      12-Month Period Ending June 30
                              June 30,                                           2000-       2002-      2007 and
(In thousands)                    1996         1997        1998       1999       2001        2006     Thereafter

Residential and commercial
  real estate                  $484,041    $ 37,868     $17,786    $23,462    $46,466     $64,707      $293,752
Construction                    118,139      93,336      22,649      1,804        350        --            --
Consumer and other loans         59,855      15,586      11,009      8,195     15,435       1,815         7,815
  Total                        $662,035    $146,790     $51,444    $33,461    $62,251     $66,522      $301,567

                                                  Fixed             Variable
(In thousands)                                     Rate              Rate                Total

Residential and commercial real estate         $132,951             $313,222           $446,173
Construction                                      2,148               22,655             24,803
Consumer and other loans                         41,369                2,900             44,269
  Total due after June 30, 1997                $176,468             $338,777           $515,245


  Contractual principal repayments of loans do not necessarily reflect the actual term of the Company's loan portfolio. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives the Company the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

     Asset and liability management strategies impact the one year maturity "gap", which is the difference between interest-earning assets and interest-bearing liabilities maturing or repricing in one year or less. The Company's one year gap was a positive 9.83% of total assets at June 30, 1996, as follows:

                                                          1 Year      1 - 3          3 - 5        Over 5
(In thousands)                                 Total     or Less      Years          Years        Years

Interest-earning assets:
   Loans receivable (1)                     $669,562     $399,772     $ 129,448    $ 28,918     $111,424
   Mortgage-backed securities and
    collateralized mortgage obligations       15,694        1,393         2,209       1,542       10,550
   Investments                                19,661        7,206           625       2,572        9,258
   Other interest-earning assets              12,270       12,270          --          --           --

    Total interest-earning assets            717,187     $420,641     $ 132,282    $ 33,032     $131,232

Noninterest-earning assets                    37,207
Allowance for loan losses                     (7,527)

    Total assets                           $ 746,867

Interest-bearing liabilities:
   Checking and money market
    deposit accounts (2)                   $  97,593     $ 37,193     $     -      $    -       $ 60,400
   Savings deposits (3)                       68,824       17,206         9,635       8,259       33,724
   Certificates                              367,586      232,176        81,553      52,018        1,839
   Federal Home Loan Bank Advances           102,052       60,000        27,500      11,500        3,052
   Other borrowings                              639          639          --          --           --

    Total interest-bearing liabilities       636,694     $347,214     $ 118,688    $ 71,777     $ 99,015

Noninterest-bearing liabilities               49,177

    Total liabilities                        685,871

Stockholders' equity                          60,996

      Total liabilities and stockholders'
       equity                              $ 746,867

Maturity/repricing gap                                  $ 73,427      $  13,594    $(38,745)    $ 32,217

Cumulative gap                                          $ 73,427      $  87,021    $ 48,276     $ 80,493

As percent of total assets                                  9.83%         11.65%       6.46%       10.78%

(1) Loans receivable shown gross of allowance for loan losses, net of premiums/discounts.

(2) The Company has found that interest checking accounts are generally not sensitive to changes in interest rates and therefore has placed such deposits in the "over 5 years" category.
(3) In accordance with standard industry practice, decay factors have been applied to savings deposits.

  The preceding table does not reflect the degree to which adjustment of rate sensitive assets may be restricted by contractual or other limitations (such as loan rate ceilings) to applicable asset repricing mechanisms. Included in rate sensitive assets maturing or repricing in one year or less are $176,410,000 of adjustable rate mortgage loans with rates tied to U.S. Treasury securities with a constant maturity of one year and a 2.00% annual interest rate increase or decrease cap. The movement of interest rates on these loans may not precisely correspond with the upward or downward movement in loan market rates or deposit and borrowing rates.

      The Company's portfolio of loans held for investment totalled $615,554,000 at June 30, 1996, representing 82.4% of total assets. The following table sets forth information at the dates indicated concerning the composition of the Company's loan portfolio, by type:


(In thousands) June 30                          1996                1995                1994               1993               1992
                                             Percent             Percent             Percent            Percent            Percent
                                                  of                  of                  of                 of                 of
                                               Gross               Gross               Gross              Gross              Gross
                                     Amount    Loans   Amount      Loans    Amount     Loans    Amount    Loans    Amount    Loans

First mortgage loans:
   Residential - fixed rate         $ 77,266   12.3%  $ 74,592     12.6%  $ 79,979     16.1%  $ 38,882    10.4%  $ 52,458    14.1%
   Residential - adjustable rate     270,374   43.2    256,463     43.4    190,490     38.4    179,331    47.8    204,751    55.0
     Total residential               347,640   55.5    331,055     56.0    270,469     54.5    218,213    58.2    257,209    69.1

   Commercial - fixed rate            16,633    2.7     14,678      2.5     17,970      3.6     17,786     4.8     20,862     5.6
   Commercial - adjustable rate       32,089    5.1     45,630      7.7     54,067     10.9     61,975    16.5     59,660    16.0
     Total commercial                 48,722    7.8     60,308     10.2     72,037     14.5     79,761    21.3     80,522    21.6

   Construction - fixed rate          20,185    3.2      9,640      1.6       --        --         --      --        --       --
   Construction - adjustable rate    101,190   16.2    100,477     17.0     90,456     18.3     36,531     9.8     13,918     3.7
     Total construction (1)          121,375   19.4    110,117     18.6     90,456     18.3     36,531     9.8     13,918     3.7

Total first mortgage loans           517,737   82.7    501,480     84.8    432,962     87.3    334,505    89.3    351,649    94.4

Second mortgage loans (2):
   Fixed rate                         18,201    2.9     14,981      2.6      9,180      1.8      6,204     1.7      2,887     0.8
   Adjustable rate                    29,233    4.7     24,845      4.2     20,679      4.2     14,658     3.9      6,182     1.7
     Total second mortgage loans      47,434    7.6     39,826      6.8     29,859      6.0     20,862     5.6      9,069     2.5

Loans on savings accounts              1,691    0.3      1,363      0.2        970      0.2      1,038     0.3        924     0.2

Installment loans:
   Fixed rate                         55,910    8.9     44,977      7.6     31,787      6.4     17,622     4.7     10,292     2.8
Adjustable rate                        3,275    0.5      3,481      0.6        639      0.1        415     0.1        414     0.1
     Total installment loans          59,185    9.4     48,458      8.2     32,426      6.5     18,037     4.8     10,706     2.9

Gross loans                          626,047  100.0%   591,127    100.0%   496,217    100.0%   374,442   100.0%  372,348    100.0%

Less:
   Unearned discount                     301             1,361               1,555               1,847              2,158
   Deferred income                     2,665             2,886               3,012               2,290              1,886
   Allowance for loan losses           7,527             6,373               5,611               4,616              3,570
     Total adjustments                10,493            10,620              10,178               8,753              7,614

   Total net loans held for
   investment                       $615,554        $  580,507            $486,039            $365,689           $364,734


(1)  Construction loans are shown net of undisbursed loan funds.
(2)  Includes home equity lines of credit.

  Provision for Loan Losses. The Company provided $2,429,000 during fiscal year 1996 as additions to the allowance for loan losses, compared to $1,390,000 in fiscal year 1995 and $1,090,000 in fiscal year 1994. In establishing the level of the allowance for loan losses, the Company considers many factors, including general economic conditions, loan loss experience, historical trends and other circumstances, both internal and external. The amount of the provision for loan losses is established based on evaluations of the adequacy of the allowance for loan losses. The Company considers the size and risk exposure of each segment of the loan portfolio. For secured loans, management considers estimates of the fair value of the collateral, considering the current and currently anticipated future operating or sales conditions. Such estimates are particularly susceptible to changes that could result in a material adjustment to future results of operations. Factors such as independent appraisals, current economic conditions and the financial condition of borrowers are continuously evaluated to determine whether the Company's investment in such assets does not exceed their estimated values. The Company's policy is to establish both general and specific allowances for loan losses.

  The following table presents the activity in the Company's allowance for loan losses and selected loan loss data for the past five fiscal years:


(In thousands) Years Ended June 30       1996       1995        1994          1993        1992
Balance at beginning of year            $6,373     $5,611    $  4,616     $  3,570     $  2,109
Provision charged to expense             2,429      1,390       1,090        1,171        1,859
Loans charged off:
  Residential real estate                   23          9          68            9          200
  Commercial real estate                 1,056        458        --           --           --
  Construction                            --         --          --           --           --
  Consumer and other loans                 257        205          71          222          367
    Total gross charge-offs              1,336        672         139          231          567

Recoveries of loans previously
  charged off:
  Residential real estate                 --         --          --           --           --
  Commercial real estate                  --         --          --           --           --
  Construction                            --         --          --           --           --
  Consumer and other loans                  61         44          44          106          169
    Total recoveries                        61         44          44          106          169

    Net charge-offs                      1,275        628          95          125          398

  Balance at end of year              $  7,527   $  6,373    $  5,611     $  4,616     $  3,570

Average loans held
  for investment (1)                  $594,653   $   550     $485,454     $437,253     $393,645
Loans held for investment at
  year end (1)                         623,081   586,880      491,650      370,305      368,304
Ratio of provision for loan
  losses to average loans
  held for investment                     0.41%     0.25%        0.22%        0.27%        0.47%
Ratio of net charge-offs
  to average loans held
  for investment                          0.21%     0.11%        0.02%        0.03%        0.10%
Ratio of allowance for loan
  losses to loans held for
  investment at year end                  1.21%     1.09%        1.14%        1.25%        0.97%


(1) Loans receivable shown gross of allowance for loan losses, net of premiums/discounts.

  While the Company's management believes that its present allowance for loan losses is adequate, future adjustments may be necessary.

      The allowance for loan losses is a general allowance applicable to all loan categories; however, management has allocated the allowance to the various portfolios to provide an indication of the relative risk characteristics of the total loan portfolio. The allocation is based on the same judgmental criteria discussed earlier in determining the level of the allowance and should not be interpreted as an indication that charge-offs in fiscal year 1997 will occur in these amounts, or proportions, or that the allocation indicates future trends. The allocation of the allowance at June 30 for the years indicated and the ratio of the related outstanding loan balances to total loans held for investment are as follows:


(In thousands)

Years Ended June 30          1996                     1995                   1994                     1993                  1992
                               Ratio of               Ratio of              Ratio of                Ratio of               Ratio of
                               Loans to               Loans to              Loans to                Loans to               Loans to
                              Total Loans            Total Loans           Total Loans            Total Loans            Total Loans
                                Held for               Held for              Held for               Held for               Held for
                  Allowance   Investment   Allowance  Investment Allowance  Investment  Allowance  Investment  Allowance  Investment
Residential
   real estate      $1,425        63.1%     $1,055        62.8%    $  807       60.5%     $  594       63.8%     $  534      71.6%
Commercial
   real estate       2,552         7.8       2,958        10.2      3,099       14.5       3,170       21.3       2,582      21.6
Construction         2,200        19.4       1,150        18.6        730       18.3         272        9.8          84       3.7
Consumer and
   other loans       1,350         9.7       1,210         8.4        975        6.7         580        5.1         370       3.1

   Total            $7,527       100.0%     $6,373       100.0%    $5,611      100.0%     $4,616      100.0      $3,570     100.0%


      Business Lines. The Company tracks the performance of its business lines using an internal value-based accounting system. Unlike generally accepted accounting principles, no authoritative body of guidance exists for internal financial accounting and reporting. The Company's internal accounting process is based on practices which support its management structure and is not necessarily comparable with similar information for other institutions. Results for fiscal years 1996 and 1995 are presented in a consistent manner. However, methodologies may change from time to time as accounting systems are enhanced or business products change.

      The following table details the profitability of the Company's two business lines, retail banking and mortgage banking. Retail banking includes the retail branch network and the retail lending group, the Company's equity line/second mortgage and installment loan portfolios, and related customer service and administrative activities. Mortgage banking includes the loan production and servicing functions, the Company's mortgage loan and construction loan portfolios, and related administrative activities. A match-funded transfer pricing system is used to allocate interest income and expense between the two business lines. Since retail banking is a net provider of corporate funds (retail deposits exceed the retail loan portfolio), and mortgage banking is a net user of corporate funds, the match-funded pricing system has the effect of transferring interest income from mortgage banking to retail banking. Loan loss provisions are allocated based on risk weightings in each business line's portfolio and changes therein. Corporate administrative costs have also been allocated to the business lines.

(In thousands)                 Retail Banking                  Mortgage Banking                   Total
Fiscal Years Ended                           Increase                     Increase                         Increase
June 30                   1996       1995   (Decrease)    1996       1995 (Decrease)    1996      1995    (Decrease)
Net interest income       $13,404   $13,970  $   (566)  $13,315   $11,924   $ 1,391   $26,719   $25,894     $   825
Provision for loan losses     536       396       140     1,893       994       899     2,429     1,390       1,039
Noninterest income          1,999     2,227      (228)   12,914     4,223     8,691    14,913     6,450       8,463
Noninterest expense        10,639     9,603     1,036     9,390     8,809       581    20,029    18,412       1,617
Income taxes                1,683     2,467      (784)    5,349     2,525     2,824     7,032     4,992       2,040
   Net earnings          $  2,545   $ 3,731   $(1,186)  $ 9,597   $ 3,819   $ 5,778   $12,142   $ 7,550     $ 4,592

  Net earnings generated by the retail banking division were $2,545,000 in fiscal year 1996, a decrease of 31.8% from the $3,731,000 of net earnings in fiscal year 1995. Net interest income from retail banking declined by 4.1%, as the rates paid on deposits grew at a faster rate than yields earned on interest-earning assets. There were sizable shifts in the components of the deposit base, as customers moved their deposits into higher-rate certificates of deposit and out of lower-rate savings accounts. Noninterest income declined by 10.2%, due in part to the decline in earnings from non-deposit products such as mutual funds. Noninterest expense increased by 10.8%, due in part to the expansion of the Company's retail branch network by a net of one branch. The Company opened branches in February 1995 and September 1995 and closed a branch in June 1995.

  Net earnings from mortgage banking increased by 152.2% to $9,597,000 in fiscal year 1996, when compared to net earnings of $3,819,000 in fiscal year 1995. Net earnings were positively affected by an 11.7% increase in the mortgage banking net interest margin. Higher loan production volume produced higher loan sale gains in fiscal year 1996, as did the selling of most mortgage loans on a servicing-released basis. However, most of the 205.8% increase in noninterest income was due to the sale of substantially all of the Company's portfolio of mortgage loans serviced for others. Higher mortgage loan production was the principal factor behind the 6.6% increase in noninterest expenses.

  Retail Banking Operations. The Company's retail banking activities consist of attracting checking and savings deposits from the general public through its retail banking offices and lending funds to retail banking customers by means of home equity and installment loans.

  The Company's "Community Banking" focus operates most successfully and efficiently in residential communities, and management believes that in some instances metropolitan locations no longer match management's philosophy of operation. The Company sold the deposit liabilities of its office located on Main Street in Richmond, Virginia, on June 23, 1995. The transaction represented the Company's exit from Richmond's downtown. The Company's noninterest income for fiscal year 1995 includes a net gain of $211,000 related to this transaction.

  On September 11, 1995, the Company opened a full-service retail branch at the intersection of Old Bridge Road and Hedges Run Drive, at the "Lake Ridge Commons Shopping Center" in Woodbridge, Virginia. The new branch is the Company's first retail banking presence in the Northern Virginia market. The Company's Mortgage Banking Division is also headquartered in Woodbridge. In fiscal year 1995, the Company opened a full-service retail banking branch at 1650 Willow Lawn Drive in Richmond, Virginia, directly across from "The Shops at Willow Lawn" shopping center. The branch's February 6, 1995 Grand Opening festivities emphasized the Company's "Community Banking" theme.

  As of June 30, 1996, the Company operated twenty-three full service retail facilities throughout Virginia.

  The Company originated $22,808,000 of residential equity lines of credit and fixed-rate second mortgages during fiscal year 1996, compared to $17,070,000 in fiscal year 1995 and $21,488,000 in fiscal year 1994. The Company originated $24,705,000 of consumer and installment loans during fiscal year 1996, compared to $25,527,000 in fiscal year 1995 and $24,664,000 in fiscal year 1994. The Company has placed emphasis on making these forms of credit available to its retail customers. The Company's success in promoting these loan products is attributed to enhanced training of retail branch personnel, the centralization of credit decision-making, and marketing campaigns that target these products.

  In addition to originating consumer-type loans, the Company occasionally purchases loans to obtain geographic diversity and yields not obtainable in the Company's normal lending areas. The Company purchased $6,930,000 of fixed-rate second mortgage loans in fiscal year 1996, compared to $10,172,000 of loans in fiscal year 1995 ($3,170,000 of fixed rate second mortgage loans and $7,002,000 of manufactured home loans) and $1,031,000 of manufactured home loans in fiscal year 1994.

  The following table summarizes retail banking loan originations and purchases by type of loan for fiscal years 1996, 1995 and 1994:

(In thousands)  Years Ended June 30            1996                1995                 1994
                                                    % of                 % of                 % of
                                        Amount     Total    Amount      Total     Amount     Total
Residential equity lines of credit (1)  $10,997    20.2%   $10,250       19.5%   $16,338      34.6%
Fixed-rate second mortgages              18,741    34.4      9,990       18.9      5,150      10.9
Consumer loans                           24,705    45.4     32,529       61.6     25,695      54.5

  Total originations and purchases      $54,443   100.0%   $52,769      100.0%   $47,183     100.0%

(1)  Reflects loan balances prior to deduction of undisbursed loan amounts.

  Mortgage Banking Operations. The principal sources of revenue from the Company's mortgage banking operations are loan origination fees, loan servicing fees, revenues from sales of loans, and revenues from any sales of rights to service loans.

  During fiscal year 1996 the Company consolidated three of its loan production centers into other offices. As of February 1, 1996, the mortgage loan office in Arnold, Maryland was consolidated with the office in Rockville, Maryland. Then on March 1, 1996, the office in Sterling, Virginia was consolidated with the office in Annandale, Virginia. And in May 1996, the mortgage loan office in Petersburg, Virginia was consolidated with the relocated office in Chesterfield County, Virginia.

  The consolidations in fiscal year 1996 continued a process of realignment of the Company's mortgage loan resources. As of October 31, 1994, the Company operated six mortgage loan origination centers in southside, central and southwestern Virginia under the trade name Virginia First Mortgage, and six mortgage loan origination centers in northern Virginia and southern Maryland under the trade name Southern Atlantic Mortgage. Effective November 1, 1994, the Company consolidated the back-office operations of its mortgage banking divisions. The divisions were merged into a single unit based in Woodbridge, Virginia and using the name Virginia First Mortgage. The consolidation eliminated duplicate support structures and provided for more efficient and uniform delivery of mortgage loan services, which contributed to a substantial decrease in personnel expenses. Additionally, as of March 1, 1995, the Company closed its mortgage loan production center in Clinton, Maryland. During fiscal year 1994 the Company closed its office in Chesapeake Beach, Maryland and opened the Sterling, Virginia office which was subsequently closed.

  At June 30, 1996, the Company operated eight mortgage loan production centers in Virginia and Maryland. In August 1996, the Company opened mortgage loan centers in the Maryland communities of Columbia, Frederick, Timonium and Bel Air. The Company will continue to evaluate the number and locations of its mortgage loan origination centers to ensure the most efficient and cost effective allocation of mortgage lending resources. In subsequent periods the Company may open new centers and close or consolidate existing centers, depending on market conditions.

  On June 28, 1996, the Company announced its intention to purchase American Finance and Investments, Inc. ("AFI"), a provider of residential mortgage loans through the Internet. AFI generates mortgage loans on an automated basis through a sophisticated computer network presently available to potential customers in forty-four states. Headquartered in Fairfax, Virginia, AFIis a recognized leader in the evolving market for electronic commerce. During the past twelve months AFI has expanded rapidly by means of proprietary software uniquely designed to facilitate "on line" mortgage loan originations. The acquisition of AFI provides the Company with a unique springboard for the expansion of electronic commerce to the retail banking customer base. The Company's introduction to the Internet as a medium of product delivery will logically expand to other bank-related products and services. The acquisition of AFI allows the Company to keep pace with expanding technology involving financial service companies. The acquisition of AFI, scheduled to be completed in September 1996, is subject to the approval of AFI stockholders and appropriate bank regulatory authorities.

  The Company's present operating strategy is to originate fixed rate loans for sale in the secondary mortgage market, while adjustable rate mortgage loans are originated both for sale and for the Company's portfolio. In the past three fiscal years the Company has continued to solidify its position as a regional mortgage banker. During this period the Company has continued to add to its mortgage loan servicing portfolio. However, see the discussion under "Mortgage Loan Servicing" regarding the Company's sale of substantially all of its servicing rights related to mortgage loans serviced for others, in a transaction effective as of April 1, 1996.

  Origination and Purchase of Mortgage Loans. The Company originated $431,069,000 of fixed rate conventional, Federal Housing Administration ("FHA"), and Veterans Administration ("VA") residential mortgage loans during fiscal year 1996, compared to $252,254,000 in fiscal year 1995 and $644,341,000 in fiscal year 1994. The 60.9% decline in originations in fiscal year 1995 compared to fiscal year 1994 was due to over saturation in the refinance market and the rise in market interest rates. The 70.9% increase in originations in fiscal year 1996 compared to fiscal year 1995 was due to a moderation in market interest rates and an increase in new housing starts, primarily in the Northern Virginia and Maryland markets.

  The Company originated $81,741,000 of adjustable rate residential mortgage loans during fiscal year 1996, compared to $82,534,000 in fiscal year 1995 and $87,747,000 in fiscal year 1994. The 5.9% decrease in fiscal year 1995, compared to fiscal year 1994, is attributed to higher market interest rates reducing the attractiveness of mortgage loan financing. Despite the increase in overall loan originations in fiscal year 1996, adjustable rate originations in fiscal year 1996 were 1.0% less than in fiscal year 1995, as moderating interest rates shifted consumer interest back to fixed rate products. Nevertheless, adjustable rate mortgage loan originations were 14.2% of total permanent mortgage loan and construction loan originations in fiscal year 1996, compared to 20.3% in fiscal year 1995 and 10.3% in fiscal year 1994.

  In addition to originating residential mortgage loans, the Company may purchase loans periodically to obtain geographic diversity and yields not obtainable in the Company's normal lending areas. However, no adjustable rate residential mortgage loans were purchased during fiscal years 1996, 1995 and 1994.

  The Company originated $57,973,000 of construction loans during fiscal year 1996, compared to $70,277,000 in fiscal year 1995 and $116,612,000 in fiscal year 1994. Construction loans were 10.1% of total permanent mortgage loan and construction loan originations in fiscal year 1996, compared to 17.3% in fiscal year 1995 and 13.6% in fiscal year 1994. The increases in both outstanding construction loan balances and loan commitments has been consistent with management's goals of diversifying the Company's loan portfolio and penetrating underserved markets. The Company believes that its construction lending underwriting standards do not expose the Company to additional risks of loss. Substantial builder equity is typically required and home starts ahead of actual sales are strictly controlled.

  The Company has successfully incorporated a strategic initiative focusing on the use of a construction loan as the integral component in obtaining a permanent mortgage loan. The Company has also successfully utilized the integrated construction loan product, in which the homebuyer prequalifies for a permanent mortgage loan and upon completion of the house, the construction loan automatically converts to a permanent loan without the need for a second closing transaction.

  While the Company has financed residential construction projects throughout its business area, a substantial portion of the Company's construction lending in the past three fiscal years has been in Northern Virginia and Maryland. The Company utilized residential construction loan financing as an entry mechanism into the Northern Virginia and Maryland markets at a time of diminished competition due to savings institution failures, deflated real estate prices and a migration by traditional lending sources away from construction and residential mortgage lending. While the Company's market penetration of the Northern Virginia and Maryland markets in the past three years has been substantial, management is committed to retaining a conservative credit risk profile, and is willing to forego market share to new or returning competitors who may be willing to sacrifice quality to achieve volume goals. Management's adherence to its credit standards could result in reductions in construction loan balances and commitments in future periods. As a percentage of the Company's loan originations, construction and development lending during fiscal year 1997 is not expected to exceed the levels seen in fiscal year 1996. The Company continues to evaluate the feasibility of sustaining or expanding the present construction lending levels.

  The following table summarizes permanent first mortgage and construction loan originations by type of loan for fiscal years 1996, 1995 and 1994:

(In thousands) Years Ended June 30              1996                  1995                 1994
                                                     % of                 % of                   % of
                                          Amount    Total     Amount     Total     Amount       Total
Permanent mortgage loans:
  Fixed rate residential:
    Conventional                         $317,884    55.4%   $167,204    41.2%    $430,647   50.3%
    FHA/VA                                113,185    19.7      85,050    21.0      213,694   25.0
      Total fixed rate residential        431,069    75.1     252,254    62.2      644,341   75.3

  Adjustable rate residential:
    One year                               46,635     8.1      71,307    17.5       62,446    7.3
    Three year                             35,106     6.1      11,227     2.8       25,301    3.0

      Total adjustable rate residential    81,741    14.2      82,534    20.3       87,747   10.3

  Fixed rate commercial                     3,283     0.6           -       -          244      -

  Adjustable rate commercial:
    One year                                    -       -         804     0.2        3,300    0.4
    Other                                       -       -           -       -        3,463    0.4

      Total adjustable rate commercial          -       -         804     0.2        6,763    0.8

Construction loans (1):
  Residential construction                 41,121     7.2      47,451    11.7       83,408    9.7
  Acquisition, development
    and commercial construction            16,852     2.9      22,826     5.6       33,204    3.9

      Total construction                   57,973    10.1      70,277    17.3      116,612   13.6

      Total originations and purchases   $574,066   100.0%   $405,869   100.0%    $855,707  100.0%

(1)  Reflects loan balances prior to deduction of undisbursed loan amounts.

  Risks Associated with Mortgage Loan "Pipeline". The Company's mortgage banking activities involve risks of loss if secondary mortgage market interest rates increase or decrease substantially while a loan is in the "pipeline" (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). In order to reduce this interest rate risk, the Company typically enters into forward sales commitments in an amount approximately equal to the closed loans held in inventory, plus a portion of the unclosed loans that the Company has committed to make which are expected to close. Additionally, the Company occasionally purchases over-the-counter options to retire a risk management position in the event the percentage of loans which actually closes differs from the original expectations. Such options provide the owner with the right, but not the obligation, to deliver the underlying commodity or financial asset to the transaction's counterparty at a specific price for a specific period of time. In this instance, the commodity or financial asset would generally consist of mortgage-backed securities created with securitized originated mortgage loans. The portion of the unclosed loans which the Company commits to sell depends on numerous factors, including the total amount of the Company's outstanding commitments to make loans, the portion of such loans that is likely to close, the timing of such closings, and anticipated changes in interest rates. The Company continually monitors these factors and adjusts its commitments and options positions accordingly.

  Sale of Mortgage Loans. There is an active secondary market for most types of mortgage loans originated by the Company. By originating loans for subsequent sale in the secondary mortgage market, the Company is able to obtain funds which may be used for lending and investment purposes. During the past three fiscal years, a large portion of the Company's loans have been sold with the Company retaining the rights to service the loans. However, during the quarter ended March 31, 1996, the Company shifted its business strategy with respect to mortgage loan servicing, and most loan sales during the second half of fiscal year 1996 were on a servicing-released basis. Of total sales of $399,562,000 during fiscal year 1996, the Company sold $82,598,000, or 20.7%, on a servicing-retained basis. By comparison, 38.6% of sales in fiscal year 1995 and 49.2% of sales in fiscal year 1994 were on a servicing-retained basis. See the discussion under "Mortgage Loan Servicing" regarding the Company's sale of substantially all of its servicing rights related to loans serviced for others, in a transaction effective as of April 1, 1996.

  Gains from the sales of mortgage loans and securitized loans were $2,865,000 in fiscal year 1996, an increase of $1,968,000, or 219.4%, over the gains in fiscal year 1995. Gains from such sales in fiscal year 1995 were $897,000, a decrease of $3,923,000, or 81.4%, from the gains of $4,820,000 in fiscal year 1994. The substantially higher gains in fiscal year 1996 reflect both the higher loan origination volume and the higher gains from selling loans on a servicing-released basis. Such gains are higher since the servicing component is being sold concurrently with the loan. Also, the gains in fiscal year 1996 include $170,000 from the servicing-released sale of $8,184,000 of mortgage loans from the Company's portfolio. There were no such portfolio sales in fiscal years 1995 or 1994.

  All fixed rate mortgage loans originated by the Company are underwritten following guidelines which will qualify them for sale in the secondary market. The Company sells its FHA and VA loans to various investors on a servicing-released basis. The Company either sells its conventional fixed rate residential production on an individual loan basis or securitizes loans through the creation of Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities. The securities created by securitizing loans originated by the Company are immediately sold to various investors. No portions of such securities were held by the Company at June 30, 1996, 1995 or 1994. In the event the Company were to hold such a security as of the end of an accounting period, the security would constitute a "trading security", and as such would be recorded on the consolidated statement of financial condition at fair value, and unrealized holding gains and losses would be included in earnings.

  The Company sold $331,434,000 of fixed rate mortgage loans and securitized loans during fiscal year 1996, compared to $180,454,000 in fiscal year 1995 and $602,676,000 in fiscal year 1994. The sale of fixed rate product is intended to protect the Company from precipitous changes in the general level of interest rates as well as to create an income stream from servicing fees on loans sold. The magnitudes of the period-to-period changes in loan sales are consistent with and reflect the percentage changes in fixed rate mortgage loan originations in those periods.

  The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. Decisions to hold or sell adjustable rate mortgage loans are based on the need for such loans in the Company's portfolio, which is influenced by the level of market interest rates and the Company's asset/liability management strategy. As with other investments, the Company regularly monitors the appropriateness of the level of adjustable rate mortgage loans in its portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

  The Company sold $68,128,000 of adjustable rate mortgage loans and securitized loans during fiscal year 1996, compared to $79,556,000 in fiscal year 1995 and $114,103,000 in fiscal year 1994. The sizable proportion of adjustable rate loan and securitized loan sales to total sales in fiscal years 1996, 1995 and 1994 is due to the increased popularity of adjustable rate mortgage loans in the rising interest rate environment, and the corresponding demand for adjustable rate loans and securities in the secondary market. In addition, production of adjustable rate loans in each of the three fiscal years exceeded the Company's capacity to add such loans to its loan portfolio.

  The following table summarizes mortgage loan sales by type of loan for the past three fiscal years. The table does not reflect commitments sold for which mortgage loans had not been delivered and funded at period end.

(In thousands) Years Ended June 30   1996                  1995                  1994
                                          % of                  % of                  % of
                              Amount     Total      Amount     Total       Amount    Total
Fixed rate                    $331,434    82.9%     $180,454     69.4%    $602,676    84.1%
Adjustable rate                 68,128    17.1        79,556     30.6      114,103    15.9

  Total mortgage loans sold   $399,562   100.0%     $260,010    100.0%    $716,779   100.0%

  Included in the figures above are mortgage loans which were securitized into mortgage-backed securities in connection with and immediately prior to sale. Securitized loans in the above figures totalled $117,913,000 in fiscal year 1996, $51,905,000 in fiscal year 1995 and $25,793,000 in fiscal year 1994.

  In an environment of stable interest rates, the Company's gains on the sale of mortgage loans and securitized loans would generally be limited to those gains resulting from the yield differential between retail mortgage loan interest rates and rates required by secondary market purchasers. A loss from the sale of a loan may occur if interest rates increase between the time the Company establishes the interest rate on a loan and the time the loan is sold. Because of the uncertainty of future loan origination volume and the future level of interest rates, there can be no assurance that the Company will realize gains on the sale of financial assets in future periods.

  A component of gains and losses on the sale of mortgage loans (or of loans securitized into mortgage-backed securities prior to sale) involves the calculation of the present value of the yield earned on such assets over the sum of the yields paid to secondary market purchasers plus a "normal" servicing fee to the Company for servicing such loans. These calculations utilize assumptions of the estimated average lives of the mortgage loans (or groups of loans packaged into mortgage-backed securities) sold and an appropriate discount rate. The recognition of these gains results in an asset, capitalized excess servicing, which is amortized against gross servicing fee income over the estimated average lives of the loans sold. If loans are prepaid at rates faster than those originally assumed, adjustments may be required to the unamortized capitalized servicing asset which could result in charges to current earnings. Conversely, slower prepayment rates could result in increases in mortgage loan servicing income in future periods. Due to substantial mortgage loan prepayments during fiscal year 1994, the Company recorded write-downs totalling $600,000 against the carrying value of its capitalized excess servicing in addition to scheduled amortization. No such write-downs were taken in fiscal years 1996 or 1995.

  It has not been the Company's practice to purchase mortgage loan servicing rights ("PMSRs"). The purchased servicing included in the Company's consolidated statements of financial condition totalled $16,000 at June 30, 1995 and $17,000 at June 30, 1994. The Company had no PMSRs as of June 30, 1996. PMSRs and capitalized excess servicing have similar risk and return characteristics. The Company structures its mortgage loan sales transactions in order to minimize the creation of capitalized excess servicing. The Company added $2,000 of new capitalized excess servicing in fiscal year 1996, compared to $11,000 in fiscal year 1995 and $199,000 in fiscal year 1994. The amount of capitalized excess servicing included in the Company's consolidated statements of financial condition was $836,000 at June 30, 1995, compared to $1,034,000 at June 30, 1994. The Company had no capitalized excess servicing as of June 30, 1996.

  See the discussion under "Mortgage Loan Servicing" regarding the Company's sale of substantially all of its servicing rights related to mortgage loans serviced for others, in a transaction effective as of April 1, 1996. In connection with that sale, the Company's remaining unamortized balances of PMSRs and capitalized excess servicing were written off against the sales proceeds.

  The Company defers fees it receives in loan origination, commitment and purchase transactions. Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. Net commitment fees for permanent forward commitments issued to builders and/or developers for the purpose of securing loans for their purchasers are also deferred. Deferred income pertaining to loans held for sale is taken into income at the time of sale of the loan.

  Mortgage Loan Servicing. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, holding escrow funds for payment of taxes and insurance, making required inspections of the mortgage premises, contacting delinquent mortgagors, supervising foreclosures in the event of unremedied defaults, and generally administering the loans for the investors to whom they have been sold. The Company receives fees for servicing mortgage loans, generally ranging from 1/4% to 1/2% per annum on the declining principal balances of the loans. Servicing fees are collected by the Company out of monthly mortgage payments.

  Loan servicing income decreased by $130,000 to $3,056,000 during fiscal year 1996, increased by $580,000 to $3,186,000 during fiscal year 1995, and increased by $505,000 to $2,606,000 during fiscal year 1994. The increases in mortgage loan servicing income in fiscal years 1995 and 1994 were due to the increases in mortgage loans serviced for others and the decreases in amortization of excess servicing. The decrease in such income in fiscal year 1996 was due to lower income in the fourth fiscal quarter under the subservicing arrangement described below. The average daily balance of mortgage loans serviced for others, including loans under subservicing arrangements, was approximately $764.7 million in fiscal year 1996, compared to $733.6 million in fiscal year 1995 and $720.8 million in fiscal year 1994.

  For the past few years, and until January 1, 1996, it had been the Company's policy to sell servicing rights related to government (i.e., FHA and VA) loans, while retaining servicing rights on other residential mortgage loans. The Company also sells a portion of its conventional loan production on a servicing-released basis, primarily mortgage loans with original balances above the limit for purchase by FNMA and FHLMC ($207,000 at June 30, 1996). As the Company expanded its mortgage banking operations and the volume of mortgage loans that it services for others, production and other related operating expenses increased substantially. Expenses that the Company incurs in servicing loans are charged to operations. Although the Company sought to increase the volume of loans that it services for others, from time-to-time it sold loan servicing rights and conventional loans on a servicing-released basis, in order to recover, on a current basis, more of the costs of creating such loan servicing rights. During fiscal year 1995, the Company sold the rights to service $1.6 million of mortgage loans for pre-tax gains of $14,000, and recorded sales of $160.2 million of servicing rights with pre-tax gains of $2,014,000 in fiscal year 1994.

  Beginning January 1, 1996, the Company shifted its business strategy with respect to mortgage loan servicing, and most of the loan sales in the second half of fiscal year 1996 were on a servicing-released basis. Effective as of April 1, 1996, the Company sold substantially all of its servicing rights related to mortgage loans serviced for others. The transaction generated a pre-tax gain of $6,847,000. The amount of the gain is net of the write-off of the remaining $14,000 of unamortized PMSRs and $767,000 of unamortized capitalized excess servicing. The Company's decision to exit the mortgage loan servicing business was driven by the increasing "critical mass" necessary to generate acceptable returns on loan servicing activities. Management believes that the after-tax proceeds of the sale of $4,184,000 can be deployed more efficiently in other areas, and will provide additional capital to enhance the Company's core business activities.

  During the quarter ending June 30, 1996, the Company continued to service the loans subject to the rights sale agreement under a subservicing arrangement. The subservicing fees earned in the fourth fiscal quarter were less than the Company would have earned had the servicing rights not been sold. During this period, the necessary loan documents were prepared and transferred to the purchaser. Subsequent to the completion of the transaction, the Company will continue to service the loans in its portfolio and may occasionally accumulate servicing rights for sale from time to time on a bulk basis, depending on market conditions. However, the Company does not anticipate re-entering the mortgage loan servicing business, and it is expected that most mortgage loan sales will continue to be made on a servicing-released basis.

  Prior to the sale transaction on April 1, 1996, the Company's portfolio of mortgage loans serviced for others had grown by $17,378,000 in fiscal year 1996, and grew by $40,428,000 during fiscal year 1995 and by $51,672,000 in fiscal year 1994. The modest growth realized in fiscal years 1996 and 1995 is attributable to the Company's strategy of selling a larger proportion of loan originations on a servicing-released basis as compared to fiscal year 1994. The following table indicates the components of the Company's mortgage loan servicing portfolio at the indicated dates:

(Dollars in thousands) June 30            1996                   1995                   1994
                                               No. of                No. of                 No. of
                                    Amount      Loans     Amount     Loans       Amount     Loans
Company's mortgage loan portfolio  $440,062     4,841  $  429,438    4,940    $  365,509    4,115

Serviced for others:
   FNMA                               7,252       154     655,073    7,623       635,462    7,372
   FHLMC                             13,528       626      30,406      835        24,908      859
   Other investors                    7,056        73      60,214      792        44,895      579

   Total serviced for others         27,836       853     745,693    9,250       705,265    8,810
   Total mortgage loans serviced   $467,898     5,694  $1,175,131   14,190    $1,070,774   12,925


  Mortgage loan servicing provides a relatively stable source of fee income which is not directly and immediately affected by fluctuations in interest rates in that such income is a function of the size of the servicing portfolio and not the interest rates on the related loans. However, the size of the servicing portfolio may decline because of fluctuations in interest rates to the extent that mortgage loan originations decline in a rising interest rate environment or mortgage loan prepayments increase in a declining interest rate environment and are not offset by new mortgage loan originations.

  The weighted average note rate of mortgage loans serviced for others was 8.09% at June 30, 1996, compared to 7.81% at June 30, 1995 and 7.67% at June 30, 1994.

  The mortgage banking operation also generates escrow deposits that result from processing mortgage payments and which are a relatively low cost source of funds for the Company. Such balances averaged $8,341,000, $8,078,000 and $8,132,000 during fiscal years 1996, 1995 and 1994, respectively.

  Investments. As of June 30, 1994, the Company implemented changes in its accounting for certain investment securities and mortgage-backed securities as required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Upon initial application of the new standard, existing investments were classified based on the Company's current intent. The Company classified a large portion of its investment securities and mortgage-backed securities as available for sale. Such securities are reported on a fair value basis, with unrealized gains and losses excluded from earnings but reported as a separate component of stockholders' equity, net of any deferred tax provision. Management believes the available for sale classification allows the most flexibility in meeting liquidity needs, adjusting interest rate risk and controlling balance sheet trends. The Company could experience volatility in its capital account in future periods because of market price fluctuation in its investment securities and mortgage-backed securities holdings.

  In November 1995, the FASB staff issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The Special Report provided implementation guidance and a one-time opportunity for companies to reassess their intent with regard to securities and reclassify a portion of all of them as deemed appropriate. Such one-time reclassifications, which were expected to affect securities classified as held to maturity most significantly, could be made without calling into question the propriety of a company's stated intent in prior or subsequent periods. However, any such reclassifications must have been made by December 31, 1995.

    Since the adoption of SFAS 115, no transfers between portfolios had taken place. In December 1995, as provided for in the Special Report, the Company transferred a single security, with amortized cost of $1,966,000 and fair value of $2,028,000, from the held to maturity category to the available for sale category.

    The table below shows the carrying value of investment securities and mortgage-backed securities at the dates indicated:

(In thousands) June 30                  1996        1995           1994
Held to maturity:
  U.S. government agencies            $     -      $15,839       $  5,333
  State and municipal                   6,278        7,630          7,893
  Other                                   374          214            596

    Total held to maturity              6,652       23,683         13,822

Available for sale:
  U.S. government agencies              3,051        3,585          4,178
  Other                                18,654        5,193         13,722

    Total available for sale           21,705        8,778         17,900

    Total                             $28,357      $32,461        $31,722

    The table below shows the weighted average expected yields, maturities and expected principal repayments, at carrying value, of investment securities and mortgage-backed securities at June 30, 1996:

(In thousands)
Maturity or Expected                              After One But     After Five But
Principal Repayment            Within One Year  Within Five Years  Within Ten Years  After Ten Years        Total
                               Amount    Yield    Amount   Yield   Amount    Yield   Amount    Yield   Amount    Yield
Held to maturity:
   State and municipal        $   208     4.98%   $1,250    4.98%  $1,561    4.98%   $ 3,259    4.98%  $ 6,278    4.98%
   Other                           63     8.46       251    8.46       60    8.46          -       -       374    8.46

     Total held to maturity       271     5.79     1,501    5.56    1,621    5.11      3,259    4.98     6,652    5.18

Available for sale:
   U.S. government agencies       631     6.60     1,980    6.60      440    6.59          -       -     3,051    6.60
   Other                          699     5.73     3,467    6.48    4,884    6.95      9,604    6.59    18,654    6.63

     Total available for sale   1,330     6.14     5,447    6.53    5,324    6.92      9,604    6.59    21,705    6.63

     Total                    $ 1,601     6.08%   $6,948    6.32%  $6,945    6.50%   $12,863    6.18%  $28,357    6.29%

    Noninterest Income. The Company recorded $37,000 of net losses from the sales and revaluation of mortgage backed securities and collateralized mortgage obligations held for investment during fiscal year 1995, compared to net losses of $19,000 during fiscal year 1994. No such losses were recorded in fiscal year 1996. The losses in fiscal years 1995 and 1994 were related to the "other than temporary" decline in the carrying value of certain residual investments in collateralized mortgage obligations held in the investment portfolio.

    Financial service fees increased by $265,000, or 13.1%, in fiscal year 1996, and by $360,000, or 21.6%, in fiscal year 1995, compared to the respective previous years. These year-to-year increases are primarily attributed to the increase in the number of checking accounts resulting from promotional campaigns targeted to the checking product. In addition, financial service fees in fiscal year 1996 include $52,000 earned from the Company's relationship with INVEST Financial Services, Inc.

 ("INVEST"), compared to $155,000 in fiscal year 1995 and $238,000 in fiscal year 1994. Pursuant to a contractual arrangement, INVEST leases office space in certain of the Company's facilities through which stocks, bonds, mutual funds and investment counseling are provided. Such fees are lower in the fiscal year 1996, as compared to the previous year, since rising market interest rates in fiscal year 1995 reduced the popularity of mutual fund-type investments in relation to alternative investments such as savings certificates of deposit. Effective as of April 1, 1996, the Company has engaged CoreLink Financial, Inc. ("CoreLink") to replace INVEST as its broker-dealer for providing mutual funds and other securities products to the Company's customers. The Company recorded $3,000 from its new relationship with CoreLink during the fourth quarter of fiscal year 1996.

  Sales of real estate owned yielded net gains of $279,000, $282,000 and $170,000 in fiscal years 1996, 1995 and 1994, respectively. The Company recorded losses on the revaluation of real estate owned of $777,000, $192,000 and $277,000 in fiscal years 1996, 1995 and 1994, respectively. It is the Company's policy to record allowances for estimated losses on real estate owned when, based upon its evaluation of various factors such as independent appraisals and current economic conditions, it determines that the investment in such assets is greater than their fair values less cost to dispose.

  Other noninterest income includes gains on sales of real estate acquired for development of $12,000, $2,000 and $9,000 in fiscal years 1996, 1995 and 1994, respectively.

  Century Title Insurance Agency, Inc. was incorporated in December 1994 as a subsidiary of the Savings Bank. This new business unit offers a full range of title insurance products to the general public and enhances the diversification of products to both existing and prospective mortgage loan customers. Its headquarters is based at the Virginia First Mortgage Division in Woodbridge, Virginia. Century Title generated $192,000 and $28,000 of gross title fee income in fiscal years 1996 and 1995, respectively.

  Other noninterest income in fiscal year 1995 includes a nonrecurring item in the amount of $211,000, which represents the net gain on the sale of the deposit liabilities and subsequent closing of the Company's retail banking branch office located on Main Street in Richmond, Virginia on June 23, 1995.

  Other noninterest income in fiscal years 1996 and 1994 include nonrecurring items in the amount of $77,000 and $344,000, respectively. These two items represents interest received on income tax refunds for the fiscal year ended June 30, 1980. The tax refunds of $154,000 and $316,000 were used to reduce income tax expense in fiscal years 1996 and 1994, respectively. Due to uncertainty about the amount and timing of the refunded taxes and related interest, they had not been accrued into income prior to receipt.

  Noninterest Expense. Personnel and related employee benefits expense is the Company's largest non-interest expense. Personnel expense for fiscal year 1996 was $10,188,000, compared to $9,802,000 in fiscal year 1995 and $12,418,000 in fiscal year 1994. The 21.1% decrease in personnel costs in fiscal year 1995, as compared to fiscal year 1994, reflects the discontinuation of temporary support as well as some permanent staff reductions. As described earlier, effective November 1, 1994, the Company consolidated the back-office operations of its mortgage banking divisions. The consolidation eliminated duplicate support structures and provided for more efficient and uniform delivery of mortgage loan services, which contributed to a substantial decrease in personnel expenses. Also, commissions paid to mortgage loan originators is a substantial component of personnel expense, and declined proportionately to the reduction in the volume of loans closed. The 3.9% increase in personnel expense in fiscal year 1996, as compared to fiscal year 1995, was due in part to the increase in the Company's loan origination volume.

  Occupancy expense for the past three fiscal years was $1,594,000, $1,451,000 and $1,335,000, respectively. Some of the 9.9% increase for fiscal year 1996 and the 8.7% increase for fiscal year 1995 was attributable to the addition of two retail banking branch offices.

  Data processing expense for the past three fiscal years was $1,753,000, $1,515,000 and $1,599,000, respectively. The fiscal year 1996 increase of 15.7% was due to increased loan and deposit account volume, a mortgage loan tracking system, and local area networking. While the number of customer accounts also grew in fiscal year 1995, data processing expense declined by 5.3% compared to fiscal year1994 due to revised contract provisions with the Company's data processing service bureau.

  Income Taxes. Income tax expense for fiscal year 1996 was $7,032,000, resulting in an effective tax rate of 36.7%. By comparison, the Company had income tax expense of $4,992,000 for an effective tax rate of 39.8% in fiscal years 1995 and $3,681,000 in fiscal year 1994 for an effective tax rate of 34.5%.

  The effective tax rates for the three fiscal years differ from the statutory federal rates. The prohibition against claiming amortization for certain purchase accounting adjustments (goodwill) for income tax purposes tends to increase the effective tax rate, while the effective tax rate tends to be lower due to tax-exempt interest income. The effective rate also provides for state income taxes. As noted earlier, the effective tax rates for fiscal years 1996 and 1994 were also reduced by the receipt of income tax refunds related to the fiscal year ended June 30, 1980.

FINANCIAL CONDITION

  Liquidity and Capital Resources. The primary sources of funds for the Company consist of checking and savings deposits, loan sale fundings, loan repayments, borrowings from the FHLB and others, and funds provided from operations. Deposits totalled $573,536,000 at June 30, 1996, an increase of $69,869,000, or 13.9%, over the $503,667,000 at June 30, 1995. Certificates of deposit grew by $51,674,000 and checking and money market deposit accounts increased by a total of $20,718,000 in fiscal year 1996, while savings deposits declined by $2,523,000. Rising market interest rates in fiscal years 1996 and 1995 increased the attractiveness of certificates compared to savings products, on which interest rates have risen more slowly. Certificate accounts totalling $232,176,000 will mature in the twelve-month period ending June 30, 1997. The Company's management believes that most of the maturing liabilities will be reinvested with the Company.

  Advances from the FHLB decreased by $32,606,000 to $102,052,000 at June 30, 1996, compared to $134,658,000 at June 30, 1995. The Company has access to advances from the FHLB generally secured by pledging mortgage loans and its stock in the FHLB.

  The Company will sometimes borrow from other sources using mortgage-backed securities as collateral. However, no such borrowings were outstanding at June 30, 1996 and 1995. The Company's management will use this method of financing to the extent that it is less expensive than alternative sources and is within regulatory guidelines. The Company's borrowings, including FHLB advances, at June 30, 1996 were 13.7% of assets, compared to 19.5% of assets at June 30, 1995 and 13.8% of assets at June 30, 1994.

  The Company sells mortgage loans and securitized loans in the secondary market and redeploys the sales proceeds in its lending operations. To a lesser extent, the proceeds of periodic loan payments and loan payoffs provide funds for the lending operations.

  The primary use of funds by the Company is loan originations. The Company's loan portfolio, including loans held for sale, totalled $662,035,000 at June 30, 1996, compared to $616,049,000 at June 30, 1995, an increase of $45,986,000, or
7.5%. The Company's loans held for investment and for sale represented 88.6% of assets at June 30, 1996, compared to 88.8% of assets at June 30, 1995.

  The Company had outstanding fixed rate loan origination commitments of $2,900,000 and outstanding adjustable rate loan commitments of $1,436,000 at June 30, 1996.

  The Company had no outstanding loan purchase commitments in effect at June 30, 1996. The Company had outstanding commitments to fund $28,436,000 of construction loans at June 30, 1996. In addition, the Company had $28,067,000 outstanding in lines of credit extended to its customers at June 30, 1996. The Company's management does not anticipate any difficulties in satisfying these commitments.

  Standby letters of credit are conditional commitments issued by the Company. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At June 30, 1996, the Company was conditionally committed under standby letters of credit aggregating $19,677,000.

  Due to the relative size of the Company's loan portfolio, purchases and sales of investments have a limited impact on the Company's funding requirements. Investments and mortgage-backed securities (classified as either held to maturity or available for sale) totalled $28,357,000 at June 30, 1996 and $32,461,000 at June 30, 1995. Such balances represented 3.8% and 4.7%, respectively, of total assets at those dates.

  Liquidity is the ability to meet present and future financial obligations, either through the acquisition of additional liabilities or from the sale or maturity of existing assets, with minimal loss. Regulations of the OTS require thrift associations and/or savings banks to maintain liquid assets at certain levels. At present, the required ratio of liquid assets to withdrawable savings and borrowings due in one year or less is 5.0%. At June 30, 1996 and 1995, the Company had liquidity ratios of 5.2% and 5.1%, respectively. The Company's management anticipates that it will be able to maintain its current level of regulatory liquidity during fiscal year 1997.

  At June 30, 1996, the Savings Bank's net worth under generally accepted accounting principles ("GAAP") was $60,955,000. OTS Regulations require that savings institutions maintain the following capital levels: (1) tangible capital of at least 1.5% of total adjusted assets, (2) core capital of 4.0% of total adjusted assets, and (3) overall risk-based capital of 8.0% of total risk-weighted assets. As of June 30, 1996, the Savings Bank satisfied all of the regulatory capital requirements.

  The Company has addressed the phase-out from capital of certain assets. Management believes that there are sufficient alternatives available to enable the Company to remain in compliance with its capital requirements.

  As a result of federal legislation, the Company has been subject to higher federal deposit insurance premiums and supervisory examination expenses.

  The Savings Bank is a member of the Savings Association Insurance Fund (the "SAIF"). Banks, generally, are members of the Bank Insurance Fund (the "BIF"). Both the SAIF and the BIF are administered by the FDIC. Until recently, deposit insurance premium rates for SAIF and BIF members were comparable. On August 8, 1995, the FDIC announced that the BIF had reached a reserve ratio of 1.25% of insured deposits, and it reduced the BIF annual deposit premium for well capitalized banks to $0.04 per $100 of insured deposits. The majority of BIF member banks paid premiums at or near the $0.04 per $100 of deposits level for the second half of calendar year 1995. The average premium was below $0.01 per $100 of deposits during the first half of calendar year 1996. Due to the undercapitalized nature of the SAIF, and the current expectation that the SAIF will not reach a 1.25% reserve ratio until 2002, the FDIC retained the $0.23 to $0.31 per $100 of deposits premium rate structure for all SAIF-insured institutions. In response to concerns raised regarding the disparity in BIF and SAIF insurance rates, the FDIC, the OTS, the Treasury Department, and the thrift industry have been considering a number of legislative solutions to the problem that would recapitalize the SAIF and either reduce or eliminate the disparity between BIF and SAIF insurance rates once the SAIF becomes fully capitalized.

  The Congress and the Clinton Administration are negotiating a bill to authorize the Board of Directors of the FDIC to impose a one-time special assessment at a rate sufficient to bring the reserve ratio of the SAIF to 1.25% of insured deposits. The rate at which the special assessment will be determined is expected to approximate 0.68% of March 31, 1995 insured deposits, although the assessment rate and measurement date may be affected by the timing of the legislative agreement. The actual payment of the special assessment will be set by the FDIC, but will be no later than 60 days after the enactment of the legislation. In accordance with accounting rules, the payment of the special assessment will be recorded as an operating expense in the quarter in which the legislation is enacted.

  Although a special assessment may reduce the Company's capital, management believes that it can continue to offer competitive loan and deposit products. The expropriation of the thrift industry's capital is the result of an unfortunate consensus that the remaining members of the industry should bear a significant financial burden for previous thrift failures. However, an anticipated by-product of the special assessment will be the reduction in the SAIF premiums to a level approximating that of BIF members.

  The Company is not aware of any other trends, events or uncertainties which will have or that are likely to have a material effect on the Company's or the Savings Bank's liquidity, capital resources or operations. The Company is not aware of any current recommendations by regulatory authorities which if they were implemented would have such an effect.

  Asset Quality. When a borrower fails to make a required loan payment, the Company contacts the borrower and attempts to cause the default to be cured. In general, first attempts at contact are made immediately following the assessment of late charges 15 days following the due date. Defaults are cured promptly in most cases. If the borrower has not paid by the 45th day of delinquency a letter is sent giving the borrower 7 days in which to cure the default. If the default is not cured by the expiration date the loan is accelerated. If the delinquency on a mortgage loan exceeds 90 days and is not cured through the Company's normal collection procedures, or an acceptable arrangement is not worked out with the borrower, the Company will institute measures to remedy the default, including commencing a foreclosure action or, in special circumstances, accepting from the mortgagor a voluntary deed of the secured property in lieu of foreclosure.

  Loans are placed on non-accrual status when, in the judgement of the Company's management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. Generally, all loans more than 90 days delinquent are placed on non-accrual status. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income.

  If foreclosure is effected, the property is sold at a public auction in which the Company may participate as a bidder. If the Company is the successful bidder, the acquired real estate property is then included in the Company's real estate owned account until it is sold. The Company is permitted under federal regulations to finance sales of real estate owned by "loans to facilitate," which may involve more favorable interest rates and terms than generally would be granted under the Company's underwriting guidelines.

  The following table sets forth information regarding non-accrual loans and real estate owned held by the Company at the dates indicated:

(In thousands) June 30                             1996      1995        1994          1993         1992
Non-accrual loans:
  Residential mortgage                           $ 5,029   $ 3,415      $ 3,705      $ 4,544     $ 3,343
  Commercial mortgage                              1,827     2,068        2,718        2,287       2,497
  Construction                                     2,747     3,259            -            -         150
  Consumer non-mortgage                            1,342       545          346          347         229

  Total non-accrual loans                         10,945     9,287        6,769        7,178       6,219
  Specific loss allowances                          (646)     (768)      (1,046)        (518)       (279)

    Total non-accrual loans, net                  10,299     8,519        5,723        6,660       5,940


Real estate acquired through foreclosure:
  One to four family residential units             2,319     2,576        3,359        1,789       1,468
  Residential lots or projects                     2,004       106          137          141         558
  Shopping/retail centers                          1,727       672          672        4,426       3,459
  Office buildings                                     -       188            -        1,005       1,968
  Commercial land                                    192       351          350          159         158

  Total real estate acquired through foreclosure   6,242     3,893        4,518        7,520       7,611
  Specific and general allowances for losses       (889)      (637)        (615)      (2,134)     (1,763)

    Total real estate acquired through
      foreclosure, net                            5,353      3,256        3,903        5,386       5,848

  Total non-performing assets                   $15,652    $11,775      $ 9,626      $12,046     $11,788

Non-accrual loans to gross loans                   1.63%      1.49%        1.30%        1.53%       1.48%

Total non-performing assets to sum of
  gross loans and net real estate acquired
  through foreclosure                              2.32%      1.88%        1.84%        2.53%       2.77%

Total non-performing assets
  to total assets                                  2.10%      1.70%        1.65%        2.15%       2.28%

  The net amount of interest income foregone during fiscal years 1996, 1995 and 1994 on loans classified as non-performing was $263,000, $250,000, $83,000 and, respectively.

  In addition, at June 30, 1995, the Company had $8,354,000 of restructured commercial real estate loans (five loans) which were performing in accordance with their restructured terms. These loans were reclassified as performing loans as of September 30, 1995. As of June 30, 1996, the Company had no restructured loans subject to special reporting rules.

  The following table summarizes all non-accrual loans, by loan type, at June 30, 1996:

                                                                          Net
(Dollars in thousands)              Loans     Balance    Allowances   Investment

Residential mortgage                   75     $ 5,029    $      -       $ 5,029
Commercial mortgage                     7       1,827           -         1,827
Construction                            5       2,747           -         2,747
Consumer non-mortgage                  89       1,342        (646)          695

    Total non-accrual loans, net      176     $10,945    $   (646)      $10,299


  Effective July 1, 1995, the Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The statement was issued in May 1993 and is effective for fiscal years beginning after December 14, 1994. Statement 114 was further amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Statement 114, as amended by SFAS 118, requires that an impaired loan be measured based on the present value of expected future cash flows discounted at the effective interest rate of the loan, or at fair value of the loan's collateral for "collateral dependent" loans. A loan is considered impaired when it is probable that a creditor will be unable to collect all interest and principal payments as scheduled in the loan agreement. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. A valuation allowance is required to the extent that the measure of the impaired loans is less than the recorded investment.

  SFAS 114 does not apply to larger groups of homogeneous loans such as consumer installment and real estate mortgage loans, which are collectively evaluated for impairment. Impaired loans are therefore primarily business loans, which include commercial loans and income property and construction real estate loans. The Company's impaired loans are nonaccrual loans, as generally loans are placed on nonaccrual status on the earlier of the date that principal or interest amounts are 90 days or more past due or the date that collection of such amounts is judged uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower.

  Impaired loans at June 30, 1996 were comprised of $3,048,000 of commercial loans and $2,086,000 of construction loans. None of the Company's impaired loans had a valuation allowance at June 30, 1996. Collateral dependent loans, which are measured at the fair value of the collateral, constituted 100% of impaired loans at June 30, 1996.

  SFAS 118 allows a creditor to use existing methods for recognizing interest income on an impaired loan. Consistent with the Company's method for nonaccrual loans, interest receipts for impaired loans are recognized as interest income and applied to principal when the ultimate collectibility of principal is in doubt. For the year ended June 30, 1996, the average recorded investment in impaired loans was approximately $4,703,000. Total interest income recognized on impaired loans was $458,000, all of which was recognized on a cash basis.

  The balance of impaired loans as of July 1, 1995 totalled $5,327,000. The initial adoption of SFAS 114 and SFAS 118 does not require an increase in the Company's allowance for loan losses. The impact of SFAS 114 and SFAS 118 is immaterial to the Company's consolidated financial statements as of June 30, 1996 and for fiscal year 1996. In accordance with SFAS 114, no retroactive application of its provisions has been made to the consolidated financial statements for periods prior to July 1, 1995.

  The following table summarizes all real estate acquired through foreclosure, by property type, at June 30, 1996:

                                       Number
                                         of    Original                 Net
(Dollars in thousands)                 Units    Basis    Allowances  Investment

One to four family residential units     24     $2,319   $  (222)      $2,097
Residential lots or projects              5      2,004      (205)       1,799
Shopping/retail centers                   2      1,727       (12)       1,715
Commercial land                           1        192         -          192
                                         32      6,242      (439)       5,803
General loss allowance                   -         -        (450)        (450)
  Total real estate acquired through
     foreclosure                         32    $6,242     $ (889)      $5,353


  Potential problem loans consist of loans that are currently performing in accordance with contractual terms but for which potential operating or financial concerns of the obligors have caused management to have serious doubts regarding the ability of such obligors to continue to comply with present repayment terms. At June 30, 1996, such potential problem loans that are not included in the above tables as nonperforming amounted to approximately $5.6 million. Depending on the changes in the economy and other future events, these loans and others not presently identified could be classified as non-performing assets in the future. There are no loans classified for regulatory purposes as loss, doubtful, substandard or special mention that have not been disclosed above, that either
(i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity or capital resources or (ii) represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms.

  During fiscal year 1996, the Company modified the financing for a strip shopping center located in Marietta, Georgia. Prior to June 30, 1995, management had been advised by the owners of the shopping center that they were interested in selling the property. The Company had previously acquired the shopping center though foreclosure in March 1990 and subsequently sold the property to the current owners in October 1990. The resulting "loan to facilitate" was made at a below-market rate of interest and was the Company's largest individual outstanding loan balance at June 30, 1995. Although the loan was performing in accordance with its terms, the owners had minimal equity in the project, and the loan was classified for regulatory purposes since its inception. Management added to the allowance for commercial mortgage loan losses in the past few years due to its concerns for this specific loan.

  Management subsequently reached an agreement with the owners to accept the net proceeds from the sale of the project to a third party. The transaction was concluded in August 1995 and resulted in a charge-off of $1,056,000 against the allowance for commercial mortgage loan losses. An arms-length loan was made by the Company to the acquiring entity at market terms, including a substantial equity contribution. The new loan is being held in the Company's commercial mortgage loan portfolio and is classified as a performing credit.

NEW ACCOUNTING STANDARDS

  In May 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights", was issued. SFAS 122 becomes effective for fiscal years beginning after December 15, 1995, with earlier adoption allowed. The Statement requires that the cost of mortgage loans originated or purchased with a definitive plan to sell the loans and retain the servicing rights, be allocated between the loans and servicing rights based on their estimated values at the purchase or origination date. Upon the sales of the loans, additional income may be recognized resulting from a lower adjusted cost basis on the mortgage loans sold. The servicing rights asset is amortized over the life of the servicing revenue stream, and thus has the effect of reducing loan servicing income in future periods. The Company adopted SFAS 122 effective July 1, 1996. The new accounting standard has had no material adverse effect on the Company's operations or financial condition.

  In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS 123 prescribes accounting and reporting standards for all stock-based compensation plans. The new standard allows companies to continue to follow present accounting rules which often result in no compensation expense being recorded or to adopt the SFAS 123 fair-value-based method. The fair-value-based method will generally result in higher compensation expense based on the estimated fair value of stock-based awards on the grant date. Companies electing to continue following present accounting rules will be required to provide pro-forma disclosures of net earnings and earnings per share as if the fair-value-based method had been adopted. The Company intends to continue following present accounting rules and to implement the new disclosure requirements in fiscal year 1997 as required. The adoption of SFAS, therefore, will not impact the financial condition and results of operations of the Company.

  In June 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. The new standard is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Specific transition provisions apply to servicing contracts in existence before January 1, 1997 and certain financial assets subject to prepayment. SFAS 125 provides accounting and reporting standards based on consistent application of the "financial-components approach" that focuses on control. Under the approach, after a transfer of assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. It provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Implementation guidance is provided for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements, including "dollar rolls", "wash sales", loan syndications and participations, risk recourse, and extinguishments of liabilities. The Company's adoption of SFAS 125 is not expected to have a material adverse effect on the financial condition and results of operations of the Company.

  Impact of Inflation and Changing Prices. The consolidated financial statements and related data presented in this Annual Report have been prepared in accordance with generally accepted accounting principles, which require the measurement of the financial position and operating results of the Company in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

  Virtually all of the assets of the Company are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services.

                        STANDARDS OF FINANCIAL REPORTING

  The accompanying consolidated financial statements of Virginia First Financial Corporation and subsidiaries ("the Company") have been prepared by management. Management is responsible for the accuracy and reliability of the financial statements presented in this Annual Report. These statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts that are based on management's best judgments and estimates. Also, management is responsible for the consistency of all representations and financial information contained in this Annual Report.

  Management depends upon the Company's system of internal accounting controls in meeting its responsibility for reliable financial information. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time. The internal control system contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Due regard has been given to maintaining an appropriate balance between the costs of the internal control structure and the benefits derived.

  The Company's year-end financial statements are audited by KPMG Peat Marwick LLP. The annual audit includes consideration of the Company's internal controls to the extent required by generally accepted auditing standards in establishing the scope of their audit of the financial statements.

  The Audit Committee of the Board of Directors, to whom the internal auditor reports, is comprised entirely of directors who are not officers or employees of Virginia First Financial Corporation or its subsidiaries. The committee meets periodically with the independent auditors, the internal auditor and management to discuss planned audit scope and results, internal accounting control and financial reporting matters and to ensure that each is properly discharging its responsibilities. Both the independent auditors and the internal auditor have free access to the committee, without management being present, to discuss appropriate matters.

               /s/ CHARLES A. PATTON            /s/ STEPHEN R. KINNIER
                  ------------------               -------------------
               Charles A. Patton                Stephen R. Kinnier
               President and                    Senior Vice President
               Chief Executive Officer          and Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Virginia First Financial Corporation
Petersburg, Virginia

  We have audited the accompanying consolidated statements of financial condition of Virginia First Financial Corporation and subsidiaries (the "Company") as of June 30, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, the financial position of Virginia First Financial Corporation and subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

  Effective June 30, 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                                        /s/ KPMG PEAT MARWICK LLP

Richmond, Virginia
August 2, 1996

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION



(In thousands, except share data) June 30                                             1996            1995
ASSETS

  Cash and cash equivalents (includes interest bearing deposits of
    $12,270 in 1996 and $6,218 in 1995)                                           $  24,575       $  16,638
  Investment securities (fair value $12,663 in 1996
    and $23,062 in 1995) (note 2)                                                    12,663          23,090
  Mortgage-backed securities and collateralized mortgage obligations
    (fair value $15,702 in 1996 and $9,383 in 1995) (notes 3 and 8)                  15,694           9,371
  Loans receivable held for investment, net (notes 4 and 9)                         615,554         580,507
  Loans receivable held for sale                                                     46,481          35,542
  Real estate owned, net (note 5)                                                     5,353           3,256
  Accrued interest receivable, net (notes 2, 3 and 4)                                 5,292           4,117
  Federal Home Loan Bank stock, at cost (note 9)                                      6,998           7,333
  Office properties and equipment, net (note 6)                                       8,780           8,867
  Other assets                                                                        5,477           4,828

    Total assets                                                                  $ 746,867       $ 693,549


LIABILITIES AND STOCKHOLDERS' EQUITY

  Deposits (note 7)                                                               $ 573,536       $ 503,667
  Notes payable and other borrowings (note 8)                                           639             557
  Advances from Federal Home Loan Bank (note 9)                                     102,052         134,658
  Advance payments by borrowers for taxes and insurance                               2,169           2,254
  Accrued interest payable                                                              716             934
  Accrued expenses and other liabilities                                              6,759           2,707

    Total liabilities                                                               685,871         644,777


  Stockholders' equity (notes 10, 11, and 13):

  Preferred stock of $1 par value.  Authorized 5,000,000 shares; none issued           --              --
  Common stock of $1 par value.  Authorized 20,000,000 shares; issued and
    outstanding 5,740,503 shares in 1996 and 5,569,636 shares in 1995                 5,740           5,570
  Additional paid-in capital                                                          8,439           8,078
  Retained earnings-substantially restricted                                         46,943          35,219
  Net unrealized loss on securities available for sale                                 (126)            (95)

    Total stockholders' equity                                                       60,996          48,772

  Commitments and contingencies (notes 6, 10, 12, and 15)

    Total liabilities and stockholders' equity                                    $ 746,867       $ 693,549


See accompanying notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS


(In thousands, except per share data) Years Ended June 30       1996           1995           1994
INTEREST INCOME

  Loans receivable                                           $ 56,368       $ 50,685       $ 40,387
  Mortgage-backed securities and
    collateralized mortgage obligations                           563            665            836
  Investment securities                                         1,416          1,711            872
  Other interest-earning assets                                   694            464            308
    Total interest income                                      59,041         53,525         42,403

INTEREST EXPENSE

  Deposits (note 7)                                            26,333         20,679         17,674
  Borrowings                                                    5,989          6,952          3,513

    Total interest expense                                     32,322         27,631         21,187
    Net interest income                                        26,719         25,894         21,216
  Provision for loan losses (note 4)                            2,429          1,390          1,090
    Net interest income after provision for loan losses        24,290         24,504         20,126

NONINTEREST INCOME

  Gain on sale of loans and securitized loans, net              2,865            897          4,820
  Loan servicing income                                         3,056          3,186          2,606
  Gain on sale of loan servicing rights                         6,847             14          2,014
  Gain (loss) on sale of investment securities (note 2)             4           (103)           (17)
  Loss on sale and revaluation of mortgage-backed securities
    and collateralized mortgage obligations (note 3)             --              (37)           (19)
  Financial service fees                                        2,293          2,028          1,668
  Gain on sale of real estate owned                               279            282            170
  Loss on revaluation of real estate owned (note 5)              (777)          (192)          (277)
  Other                                                           346            375            913
    Total noninterest income                                   14,913          6,450         11,878

NONINTEREST EXPENSE

  Personnel                                                    10,188          9,802         12,418
  Occupancy, net                                                1,594          1,451          1,335
  Equipment                                                     1,216          1,125            973
  Advertising                                                     366            269            246
  Federal deposit insurance premiums                            1,173          1,047          1,094
  Data processing                                               1,753          1,515          1,599
  Amortization of intangibles                                     247            247            369
  Other                                                         3,492          2,956          3,308
    Total noninterest expense                                  20,029         18,412         21,342

    Earnings before income tax expense                         19,174         12,542         10,662

  Income tax expense (note 10)                                  7,032          4,992          3,681

    Net earnings                                             $ 12,142       $  7,550       $  6,981

    Net earnings per share (note 11)                         $   2.09       $   1.33       $   1.25


See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY

(In thousands, except share data) Years Ended June 30, 1996, 1995 and 1994

                                                                                              Net
                                                                                           Unrealized
                                                                               Retained      Loss on
                                                                 Additional   Earnings -   Securities          Total
                                             Common Stock          Paid-in   Substantially  Available      Stockholders'
                                          Shares      Amount       Capital     Restricted    for Sale          Equity
Balance, June 30, 1993                   5,250,948      $5,250      $7,876      $ 21,386       $  --         $ 34,512
    Net earnings                                --          --          --         6,981          --            6,981
    Cash dividends ($.05 per share)             --          --          --          (263)         --             (263)
    Common stock issued due to
      exercise of stock options            116,500         118          91           (59)         --              150
    Cumulative effect of change
      in accounting for securities
      available for sale, net of
      income taxes of $183                      --          --          --            --        (301)            (301)

Balance, June 30, 1994                   5,367,448       5,368       7,967        28,045        (301)          41,079
  Net earnings                                  --          --          --         7,550          --            7,550
    Cash dividends ($.05 per share)             --          --          --          (275)         --             (275)
    Common stock issued due to
      exercise of stock options            202,188         202         111          (101)         --              212
    Change in net unrealized
    loss on securities
      available for sale, net of
      income taxes of $125                      --          --          --            --         206              206

Balance, June 30, 1995                   5,569,636       5,570       8,078        35,219         (95)          48,772
  Net earnings                                  --          --          --        12,142          --           12,142
    Cash dividends ($.07 per share)             --          --          --          (395)         --             (395)
    Common stock issued due to
      exercise of stock options            145,370         145         179           (10)         --              314
  Common stock issued under
    incentive compensation plan             25,314          25         180           (13)         --              192
  Common stock issued under
    dividend reinvestment
    and stock purchase plan                    183        --             2            --          --                2
    Change in net unrealized
    loss on securities
      available for sale, net of
      income taxes of $19                       --          --          --            --         (31)             (31)

Balance, June 30, 1996                   5,740,503      $5,740      $8,439      $ 46,943       $(126)        $ 60,996

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands) Years Ended June 30                                        1996            1995           1994
OPERATING ACTIVITIES
  Net earnings                                                         $  12,142       $   7,550       $   6,981
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:

    Depreciation and amortization                                          1,143           1,044           1,068
    Provision for loan losses and losses on real estate
      owned                                                                3,206           1,582           1,367
    Loans and securitized loans held for sale:
      Originations and purchases                                        (386,178)       (231,122)       (655,261)
      Gain on sales                                                       (2,865)           (911)         (5,043)
      Proceeds from sales                                                378,104         224,434         732,173
    Losses (gains) on securities available for sale                           (4)            103              99
    Increase in other assets                                              (1,716)         (3,281)         (1,212)
    (Increase) decrease in accrued expenses and other
      liabilities                                                          3,834             228            (615)
    Other net                                                                506             383            (619)
      Net cash provided by operating activities                            8,172              10          78,938

INVESTING ACTIVITIES
  Net increase in loans receivable held for investment                   (42,850)        (97,343)       (121,959)
  Mortgage-backed securities:
    Purchases                                                             (9,938)           --            (5,264)
    Net proceeds from sales of available for sale securities                --              --             8,797
    Principal collected                                                    3,525           2,609           7,888
   Investment securities:
    Purchases                                                            (17,438)        (13,757)        (33,123)
    Net proceeds from sales of available for sale securities3,974          7,252          21,334
      Principal collected                                                 23,485           3,137            --
  Proceeds from sale of real estate owned                                  2,439           1,896           1,681
  Office properties and equipment:
    Purchases                                                               (818)         (1,030)         (2,625)
    Proceeds from sales                                                       13               1               1
      Net cash used in investing activities                              (37,608)        (97,235)       (123,270)

FINANCING ACTIVITIES
  Net increase (decrease) in savings, checking and
    money market deposit accounts                                         18,194         (48,778)          2,783
  Net increase (decrease) in certificates of deposit                      51,675          95,725            (294)
  Borrowings resulting from:
    Securities sold under agreements to repurchase                         5,962          18,661          11,300
    Advances from Federal Home Loan Bank                                 292,544         185,478         171,87
    Other                                                                 13,379          12,745          11,615
  Repayments of borrowings attributable to:
    Securities sold under agreements to repurchase                        (5,962)        (18,661)        (11,300)
    Advances from Federal Home Loan Bank                                (325,150)       (130,692)       (158,000)
    Other                                                                (13,297)        (12,738)        (11,703)
  Net increase (decrease) in mortgage escrow funds                           (85)            308             116
  Proceeds from issuance of common stock                                     508             212             150
  Cash dividends paid                                                       (395)           (275)           (263)
      Net cash provided by financing activities                           37,373         101,985          16,276
  Net increase (decrease) in cash and cash equivalents                     7,937           4,760         (28,056)
  Cash and cash equivalents at beginning of year                          16,638          11,878          39,934
  Cash and cash equivalents at end of year                             $  24,575       $  16,638       $  11,878

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash payments of interest                                            $  33,972       $  27,154       $  21,111
  Cash payments of income taxes                                        $   4,782       $   4,924       $   3,702

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

  The accompanying consolidated financial statements include the accounts of Virginia First Financial Corporation and its wholly-owned subsidiaries (the "Company"). Virginia First Financial Corporation (the "Parent Company") was incorporated in Virginia in 1993 to serve as the holding company for Virginia First Savings Bank (the "Savings Bank").

  All significant intercompany accounts and transactions have been eliminated in consolidation.

Description of Business

  The Company's principal business activities, which are conducted through the Savings Bank, are attracting checking and savings deposits from the general public through its retail banking offices and originating, servicing, investing in and selling loans secured by first mortgage liens on single-family dwellings, including condominium units. All of the retail banking offices are located in Virginia, while the mortgage loan origination offices are in Virginia and Maryland. The Company also lends funds to retail banking customers by means of home equity and installment loans, and originates residential construction loans and loans secured by commercial property, multi-family dwellings and manufactured housing units. The Company invests in certain U.S. Government and agency obligations and other investments permitted by applicable laws and regulations.

Use of Estimates

  Generally accepted accounting principles require management to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

Investment Securities and Mortgage-Backed Securities

  The Company classifies its debt and marketable equity securities as either held to maturity, available for sale or trading.

  Securities classified as "held to maturity" are stated at cost and adjusted for amortization of premiums or accretion of discounts using the level yield method. The carrying value of these assets is not adjusted for temporary declines in fair value since the Company has the positive intent and ability to hold them to their maturities.

  Securities classified as "available for sale" are stated at fair value with unrealized holding gains and losses excluded from earnings and reported as a net amount, net of related income taxes, as a separate component of stockholders' equity until realized. Such identification as available for sale is made at time of purchase. Adjustments to fair value, below amortized or accreted cost, that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis. Realized gains and losses are derived using the specific identification method for determining the cost of securities sold.

  Securities classified as "trading" are stated at fair value. Unrealized holding gains and losses for trading securities are included in earnings.

  Mortgage-backed securities are comprised of mortgage participation certificates guaranteed by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), and also include Collateralized Mortgage Obligations ("CMO").

  The Company's investment in the stock of the Federal Home Loan Bank ("FHLB") of Atlanta is stated at cost.

Loans Receivable

  Loans receivable held for investment consist primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property and commercial property located predominantly in the states of Virginia and Maryland. Loans receivable held for investment are recorded at cost. The Company has the positive intent and ability to hold these loans to maturity. Discounts and premiums on purchased loans are amortized over their estimated remaining lives using the level yield method. Interest on loans is recognized based on the level yield method.

  The Company defers loan origination and commitment fees, net of certain direct loan origination costs. The net deferred fees or costs are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized fees or costs on loans fully repaid or sold are recognized in earnings in the year of repayment or sale. Deferred fees on permanent adjustable-rate loans are amortized into income over the period necessary to adjust the yield on the loans to market rates using the level yield method.

  At the time of origination or purchase, the Company identifies loans receivable which may be sold prior to maturity. These loans have been classified as held for sale and are recorded at the lower of cost, adjusted for amortization of premiums and accretion of discounts, or market value. Adjustments to market value, below amortized or accreted cost are reflected in the consolidated statements of operations as gains and losses on the sale of loans held for sale. Gain or loss on the sale of loans is based on the specific identification method.

Loan Sales and Servicing

   The Company sells loans receivable on an individual loan basis or securitizes loans through the creation of FNMA and FHLMC mortgage-backed securities. The securities created by securitized loans originated by the Company are immediately sold to various investors. In the event the Company holds such a security as of the end of an accounting period, it is treated as a trading security and is recorded at fair value with unrealized holding gains and losses included in earnings.

  When the Company sells loans and securitized loans it recognizes both a cash and a present value gain or loss. A cash gain or loss is recognized to the extent that the sale proceeds of the mortgage loans or loan participations sold exceed or are less than the book value at the time of sale. A present value gain or loss is calculated based on the difference between the loan interest rate and the net yield to the investor excluding a normal loan servicing fee and considering estimated prepayments on such loans. Capitalized excess servicing, resulting from sales of loans, represents the present value of the difference between the interest rate charged to the borrower and the interest rate paid to the investor over the estimated lives of the loans, after deducting a normal servicing fee and, in the case of mortgage-backed securities, an agency guarantee fee. Capitalized excess servicing is amortized against loan servicing income using a method that approximates the interest method over the life of the related loans, adjusted for estimated prepayments. Actual prepayment experience is reviewed periodically and the capitalized excess servicing is adjusted, if necessary. Other adjustments to the carrying value of capitalized excess servicing are charged against the gain on sale of loans receivable held for sale. Fees for servicing loans for investors are recorded when earned. Loan servicing costs are charged to expense as incurred.

Nonaccrual of Interest

  The Company places loans on a nonaccrual status after being more than ninety days delinquent, or earlier in situations in which the loans have developed inherent problems that indicate payment of principal and/or interest will not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received. The loan is reinstated to an accrual basis after it has been brought current as to principal and interest under the contractual terms of the loan.

Valuation Allowances

  It is management's policy to establish allowances for estimated losses on loans and real estate owned. These allowances are based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in operations in the periods in which they become known.

  The Company has implemented and adheres to an internal asset review system and loan loss methodology designed to detect problem assets and provide for an adequate allowance for loan losses inherent in its portfolio. Provisions for loan losses are charged to operations when, based upon management's evaluation of various factors, such as historical loss experience, independent appraisals, current economic conditions, and the financial condition of borrowers, it is determined that the investment in such assets is greater than the estimated fair value of the underlying collateral.

Impaired Loans

  Effective July 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". SFAS 114, as amended by SFAS 118, requires that an impaired loan be measured based upon the present value of expected future cash flows discounted at the effective interest rate of the loan, or at the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that a creditor will be unable to collect all interest and principal payments as scheduled in the loan agreement. The initial adoption of SFAS 114 and 118 did not require an addition to the allowance for loan losses. Interest income is recognized on the cash basis for impaired loans.

Securities Sold Under Agreements to Repurchase

  The Company periodically enters into sales of securities under agreements to repurchase. Fixed-coupon agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are typically delivered to the dealers who arrange the transactions. The dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell the Company identical or substantially the same securities at the maturities of the agreements. There were no such agreements in effect at June 30, 1996 or 1995.

Financial Options and Forward Sales Contracts

  Premiums relating to options transactions consummated in an effort to reduce the Company's interest rate risk (hedged transactions) are recorded as an adjustment to the underlying asset or liability. For other financial options, premiums are recorded as income or expense upon expiration of the option, and the underlying option contract is marked to market during the term of the option.

  The Company enters into forward contracts for the sale of mortgage-backed securities for the purpose of hedging its portfolio of closed loans held for sale and its pipeline of loans expected to close. As loans are closed, they are typically pooled, securitized and the resulting securities are delivered to national securities firms at prices specified in the forward contracts. Gains or losses may arise if the yields of the loans delivered vary from those specified in the forward contracts. Unrealized gains and losses on the contracts are included in cost values used in adjusting the carrying value of loans held for sale to the lower cost or market value. Realized gains or losses and adjustments to the lower of cost or market value are included in gain on sale of loans and securitized loans in the consolidated statements of operations.

Real Estate Owned

  Real estate owned was acquired through foreclosure or by deed in lieu of foreclosure and is recorded at the lower of cost, or fair value less estimated costs to sell, at the time of acquisition. Specific valuation allowances on real estate owned are recorded through a charge to earnings if there is a further deterioration in fair value. Costs relating to development and improvement of real estate are capitalized, whereas those related to holding the real estate are expensed as incurred. Recognition of gains on sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of property sold and the terms of the sale. Under certain circumstances, the gain, or a portion thereof, is deferred until the necessary criteria are met.

Depreciation and Amortization

  Office properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or the term of the lease. Estimated useful lives are five to ten years for furniture, fixtures, equipment and vehicles and ten to 33 years for buildings and improvements.

Income Taxes

  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Excess of Cost Over Fair Value of Tangible Net Assets Acquired

  Included in other assets is the excess of cost over the estimated fair value of tangible net assets acquired in business combinations and branch purchases totalling $1,983,000 and $2,168,000 at June 30, 1996 and 1995, respectively. Such amounts are amortized using the straight-line method over the periods estimated to be benefited, 11 years for identifiable intangibles and 15 to 20 years for unidentifiable intangibles.

Cash and Cash Equivalents

  The Company considers cash on hand, amounts due from banks, certificates of deposit, and federal funds sold as cash equivalents.

Reclassifications

  Certain amounts in the consolidated financial statements for fiscal years 1995 and 1994 have been reclassified to conform to classifications adopted in fiscal year 1996.

2. INVESTMENT SECURITIES

  The amortized cost, fair value and gross unrealized gains and losses of the Company's investment securities are as follows:


(In thousands)                                                 Gross            Gross
                                            Amortized     Unrealized       Unrealized        Fair
                                                 Cost          Gains           Losses       Value
June 30, 1996

Held to maturity: Municipal bonds            $  6,278        $    -         $    -       $ 6,278
Available for sale: FHLB notes                  6,440             -             55         6,385

  Total                                        12,718        $    -          $  55       $12,663

Available for sale net unrealized loss           (55)

                                              $12,663

June 30, 1995

Held to maturity:

  FHLB notes                                  $13,500        $    -           $ 56        $13,444
  FHLB bonds                                    1,960            28              -          1,988
  Municipal bonds                               7,630             -              -          7,630

  Total                                       $23,090        $   28           $ 56        $23,062


     Investment securities with an amortized cost of $1,900,000 were pledged as of June 30, 1995; none were pledged as of June 30, 1996. There was $198,000 and $354,000 interest receivable on investment securities at June 30, 1996 and 1995, respectively.

  The table below shows the maturities or expected principal repayments of investment securities at June 30, 1996 (in thousands):

                                     Amortized         Fair
                                          Cost        Value

Held to maturity:

  Within one year                      $   208      $   208
  After one but within five years        1,250        1,250
  After five but within ten years        1,561        1,561
  After ten years                        3,259        3,259
    Total held to maturity               6,278        6,278

Available for sale:

  After one but within five years        1,972        1,947
  After five but within ten years        4,468        4,438
    Total available for sale             6,440        6,385
    Total                              $12,718      $12,663

  Proceeds from the sale of investment securities available for sale during fiscal year 1996 were $3,974,000 resulting in gross gains of $4,000. Proceeds from such sales during fiscal year 1995 were $7,252,000 resulting in gross losses of $103,000, and proceeds from such sales during fiscal year 1994 were $21,334,000 resulting in gross gains of $21,000 and gross losses of $38,000. Included in the proceeds from the sale of securities for fiscal years 1995 and 1994 were proceeds from sales of positions in an adjustable rate mortgage mutual fund of $7,252,000 and $21,124,000, respectively.

3. MORTGAGE-BACKED SECURITIES

  The amortized cost, fair value, and gross unrealized gains and losses of the Company's mortgage-backed securities are as follows:


(In thousands)                                            Gross       Gross
                                           Amortized Unrealized  Unrealized      Fair
                                                Cost      Gains      Losses     Value
June 30, 1996

Held to maturity: FHLMC                     $    374       $ 8      $ --      $   382

Available for sale:

  FNMA                                         3,066        --        15        3,051
  CMO                                         12,402        --        13       12,269
    Total available for sale                  15,468        --       148       15,320
    Total                                     15,842       $ 8      $148      $15,702

Available for sale net unrealized loss          (148)
                                             $15,694

June 30, 1995

Held to maturity:

  FHLMC                                     $    379       $12      $ --      $   391
  Other                                          214        --        --         214
    Total held to maturity                       593        12        --          605
Available for sale:
  FNMA                                         3,616        --        31        3,585
  CMO                                          5,315        --       122        5,193
    Total available for sale                   8,931        --       153        8,778

    Total                                      9,524       $12      $153      $ 9,383

Available for sale net unrealized loss          (153)
                                             $ 9,371

  The effective yield at June 30, 1996 on the CMOs that will be used to accrue interest income in fiscal year 1997 was 6.39%.

  Interest receivable on mortgage-backed securities was $80,000 and $50,000 at June 30, 1996 and 1995, respectively. Mortgage-backed securities in the amount of $2,381,000 and $5,705,000 have been pledged as collateral for certain deposit liabilities as of June 30, 1996 and 1995, respectively.

   The table below shows the maturities or expected principal repayments of mortgage-backed securities at June 30, 1996 (in thousands):

                                      Amortized         Fair
                                           Cost        Value

Held to maturity:

  Within one year                      $    63      $    65
  After one but within five years          251          257
  After five but within ten years           60           60
    Total held to maturity                 374          382

Available for sale:
  Within one year                        1,339        1,330
  After one but within five years        3,523        3,500
  After five but within ten
    years                                  893          886
  After ten years                        9,713        9,604
    Total available for sale            15,468       15,320
    Total                              $15,842      $15,702


  No mortgage-backed securities available for sale were sold during fiscal years 1996 and 1995. Proceeds from sales of such securities during fiscal year 1994 were $8,797,000 resulting in gross gains of $36,000. Additionally, mortgage-backed securities held to maturity were written down by a net $37,000, and $55,000 in fiscal years 1995 and 1994, respectively, to reflect other than temporary declines in value.

4. LOANS RECEIVABLE HELD FOR INVESTMENT

  Loans receivable held for investment are summarized as follows:

(In thousands) June 30                 1996          1995

First mortgage loans:
  Residential                       $347,640      $331,055
  Commercial                          48,722        60,308
  Construction                       121,375       110,117
    Total first mortgage loans       517,737       501,480

Second mortgage loans                 47,434        39,826
Loans on savings accounts              1,691         1,363
Installment loans                     59,185        48,458

    Gross loans                      626,047       591,127
Less:
  Unearned discount                      301         1,361
  Deferred income                      2,665         2,886
  Allowance for loan losses            7,527         6,373
    Total adjustments                 10,493        10,620

    Total loans                     $615,554      $580,507

  At June 30, 1996 and 1995, there were 87 and 63 mortgage loans held for investment with unpaid principal balances totaling $9,603,000 and $8,742,000, respectively, that were contractually delinquent as to principal or interest for ninety days or more. The Company also had commercial real estate loans totalling $8,354,000 at June 30, 1995, the terms of which had previously been modified by reducing the interest rate or extending the payment period because of credit deterioration of the borrowers. These loans were reclassified as performing loans as of September 30, 1995. As of June 30, 1996, the Company had no restructured loans subject to special reporting rules. There were no material commitments to lend additional funds to customers whose loans were classified as non-performing at June 30, 1996.

  Construction loans and commercial real estate mortgage loans on which the recognition of interest has been discontinued amounted to $4,574,000 at June 30, 1996, $5,327,000 at June 30, 1995 and $2,718,000 at June 30, 1994. Interest
income that would have been recorded under the original terms of such loans and the interest income actually recognized for the past three fiscal years are summarized below:

(In thousands) Years Ended June 30              1996    1995   1994

Interest income that would have been recorded    $411   $583   $239
Interest income recognized                        207    378     88
  Interest income foregone                       $204   $205   $151

  Interest due on first mortgage loans held for investment sixty days or more delinquent at June 30, 1996 and 1995 amounted to $626,000 and $526,000, respectively. An allowance of $549,000 and $499,000 at June 30, 1996 and 1995, respectively, was provided for the potential loss of interest on such mortgage loans contractually delinquent for more than ninety days.

  Net interest receivable on all loans held for investment and sale totalled $4,909,000 and $3,596,000 at June 30, 1996 and 1995, respectively.

  At June 30, 1996, 1995, and 1994, the amounts of loans serviced for the benefit of others was $27,836,000, $745,693,000, and $705,265,000, respectively.

  Non-cash additions to mortgage loans in connection with sales of real estate owned totalled $3,408,000, $908,000, and $4,359,000 in fiscal years 1996, 1995 and 1994, respectively.

  Activity in the allowance for losses on installment loans and real estate loans is summarized as follows:

                                                Real
                             Installment        Estate
(In thousands)                  Loans           Loans       Total

Balance, June 30, 1993        $   580          $4,036       $4,616
        Provision                 422             668        1,090
        Charge-offs               (71)            (68)        (139)
        Recoveries                 44               -           44
Balance, June 30, 1994            975           4,636        5,611
        Provision                 396             994        1,390
        Charge-offs              (205)           (467)        (672)
        Recoveries                 44               -           44
Balance, June 30, 1995          1,210           5,163        6,373
        Provision                 336           2,093        2,429
        Charge-offs              (257)         (1,079)      (1,336)
        Recoveries                 61               -           61
Balance, June 30, 1996         $1,350          $6,177       $7,527

  At June 30, 1996 and July 1, 1995, the recorded investment in loans which have been identified as impaired, in accordance with SFAS 114, totalled $5,134,000 and $5,327,000, respectively. SFAS 114 does not apply to larger groups of homogenous loans such as consumer installment and residential mortgage loans, which are collectively evaluated for impairment. The Company's impaired loans are nonaccrual loans, as generally loans are placed on nonaccrual status on the earlier of the date that principal or interest amounts are 90 days or more past due or the date that collection of such amounts is judged uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Impaired loans at June 30, 1996 were comprised of $3,048,000 of commercial loans and $2,086,000 of construction loans. None of the Company's impaired loans had a valuation allowance at June 30, 1996. All impaired loans were measured based on the fair value of the collateral.

  For the year ended June 30, 1996, the average recorded investment in impaired loans was $4,703,000. Total interest income recognized on impaired loans was $458,000, all of which was recognized on a cash basis.

5. REAL ESTATE OWNED, NET

  Real estate owned is summarized as follows:

(In thousands) June 30                   1996             1995

Residential properties                  $4,323           $2,682
Commercial properties                    1,919            1,211
                                         6,242            3,893
Less allowance for losses                 (889)            (637)
  Total real estate owned, net          $5,353           $3,256


  Activity in the allowance for losses on real estate owned is summarized as follows:

                                 Residential   Commercial
(In thousands)                   Properties    Properties       Total

Balance, June 30, 1993            $  350         $1,784         $2,134
  Provision                          303            (26)           277
  Charge-offs                       (225)        (1,571)        (1,796)
Balance, June 30, 1994               428            187            615
  Provision                          152             40            192
  Charge-offs                       (170)             -           (170)
Balance, June 30, 1995               410            227            637
  Provision                          771              6            777
  Charge-offs                       (404)          (121)          (525)
Balance, June 30, 1996            $  777         $  112         $  889


  Non-cash additions to real estate owned were $8,721,000, $2,349,000, and $4,834,000 in the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

6. OFFICE PROPERTIES AND EQUIPMENT, NET

  Office properties and equipment are summarized as follows:

(In thousands) June 30                             1996        1995

Land                                             $  2,275    $  2,275
Buildings and improvements                          7,589       7,470
Furniture, fixtures and equipment                   5,155       4,509
Vehicles                                              128         123
                                                   15,147      14,377
Less accumulated depreciation and amortization     (6,367)     (5,510)

  Total                                          $  8,780    $  8,867

  Depreciation and amortization expense on office properties and equipment totaled $896,000, $797,000, and $699,000 for the years ended June 30, 1996,
1995 and 1994, respectively.

  The Company occupies certain properties under long-term operating lease agreements. Rental expenses under these agreements approximated $594,000, $578,000, and $564,000 for fiscal years 1996, 1995 and 1994, respectively. Scheduled minimum rental payments on these noncancelable long-term operating lease commitments at June 30, 1996 were as follows (in thousands):

                                                        Minimum
                              Year Ending                Rental
                                June 30                 Payments

                                  1997                  $    513
                                  1998                       329
                                  1999                       335
                                  2000                       273
                                  2001                       228
                              Later years                  1,925
                                Total                   $  3,603

7. DEPOSITS

  A summary of deposits follows:

(In thousands) June 30                       1996                              1995
                                         Weighted                           Weighted
                                         Average    Range of                Average        Range of
                                         Interest   Interest                Interest       Interest
                                 Cost       Rate      Rates        Cost       Rate           Rates
Checking accounts             $  69,878     1.14%  0.00%-5.00%  $  77,979     2.07%        0.00%-5.00%
Money market deposit accounts    67,248     4.28   2.45%-4.50%     38,429     4.19         2.45%-4.35%
Savings deposits                 68,824     3.35   1.00%-3.50%     71,347     3.41         2.50%-3.50%
Certificates                    367,586     5.77   2.25%-9.50%    315,912     5.91         2.60%-9.50%
  Total deposits               $573,536     4.74%                $503,667     4.83%

  Money market deposit accounts include $7,878,000 and $8,384,000 at June 30, 1996 and 1995, respectively, of accounts placed by a regional stockbrokerage company for the benefit of its customers. At June 30, 1996 and 1995, respectively, 2.54% and 2.28% of deposits were from outside the State of Virginia.

  Scheduled maturities of certificates of deposit at June 30, 1996 were as follows (in thousands):

                               Year Ending
                                 June 30                      Amount

                                  1997                      $232,176
                                  1998                        59,118
                                  1999                        22,435
                                  2000                        42,313
                                  2001                         9,705
                              Later years                      1,839
                                 Total                      $367,586

  Certificates of deposit with balances greater than $100,000 at June 30, 1996 and 1995 were $46,779,000 and $39,808,000, respectively. A summary of such certificates of deposit by maturity at June 30,1996 follows (in thousands):

                                                    Amount

                Within three months                  $  9,328
                After three but within six months       7,592
                After six but within twelve months     13,519
                After twelve months                    16,340

                 Total                                $46,779

  Interest expense on deposits is summarized as follows:

(In thousands) Years Ended June 30            1996      1995       1994

Checking and money market deposit accounts   $ 3,376   $ 3,082   $ 3,128
Savings deposits                               2,349     3,087     3,459
Certificates                                  20,608    14,510    11,087

  Total interest expense on deposits         $26,333   $20,679   $17,674

8. NOTES PAYABLE AND OTHER BORROWINGS

  At June 30, 1996 and 1995, notes payable and other borrowings consisted of U.S. Treasury tax and loan notes, collateralized by FNMA and FHLMC participation certificates. At June 30, 1996, the FNMA and FHLMC participation certificates had an aggregate carrying value of $672,000 and a fair value of $688,000.

  During the fiscal years ended June 30, 1996, 1995 and 1994, the Company sold securities under agreements to repurchase. The securities were surrendered to a financial intermediary during the periods in which the repurchase agreements were in effect. However, there were no outstanding obligations to repurchase securities as of June 30, 1996 or 1995. Selected information on agreements to repurchase follows:

(In thousands)

                        Daily         Maximum Amount     Weighted Average
Years               Average Amount    Outstanding at      Interest Rate
Ended                Outstanding       Any Month-End          For the
June 30              For the Year     During the Year          Year

 1996                   $   16           $      -             5.35%
 1995                    8,547             13,996             6.04
 1994                      463              2,741             4.56


  Interest expense on notes payable and other borrowings totalled $21,000, $538,000, and $39,000 in fiscal years 1996, 1995 and 1994, respectively.

9. ADVANCES FROM FEDERAL HOME LOAN BANK

  Advances from the Federal Home Loan Bank ("FHLB") of Atlanta are summarized below by maturity date:

(In thousands)

Due in Years             June 30, 1996                    June 30, 1995
Ending June 30       Amount    Interest Rates         Amount       Interest Rates
1996               $      -                -         $113,750       4.60% - 8.55%
1997                 60,000     5.47% - 7.15%           9,000       6.39% - 7.15%
1998                  2,500             5.26%           2,500               5.26%
1999                 25,000             4.75%               -                  -
2000                  6,500     5.79% - 7.20%           6,500       5.79% - 7.20%
Later years           8,052     2.00% - 6.23%           2,908       2.00% - 6.10%

  Total            $102,052                          $134,658

Weighted Average
  Interest Rate        5.55%                             6.40%

  At June 30, 1996, the Company has pledged its FHLB stock and qualifying residential loans with an aggregate balance of $230,888,000 as collateral for such Federal Home Loan Bank advances under a specific collateral agreement. Interest is computed based on the lender's prime rate of interest and the cost of overnight funds.

  Interest expense on FHLB advances totalled $5,968,000, $6,414,000, and $3,474,000 in the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

10. INCOME TAXES

  Income tax expense (benefit) is summarized as follows:

(In thousands) Years Ended June 30    1996         1995      1994

Current:  Federal                     $6,949     $4,480    $3,213
          State                          823        495       677
          Total current                7,772      4,975     3,890

Deferred: Federal                       (630)        14      (176)
          State                         (110)         3       (33)
          Total deferred                (740)        17      (209)

 Total:   Federal                      6,319      4,494     3,037
          State                          713        498       644
          Total                       $7,032     $4,992    $3,681


The differences between the statutory federal income tax rate and the effective rate of income tax are as follows:

Years Ended June 30                                    1996     1995     1994
Statutory federal income tax rate                      35.0%    35.0%    35.0%
Increase (reduction) in taxes resulting from:
    Tax-exempt interest                                (0.4)    (0.6)    (0.7)
    State income taxes                                  2.6      2.7      4.1
    Other                                              (0.5)     2.7     (3.9)
    Effective income tax rate                          36.7%    39.8%    34.5%


Fiscal year 1996 and 1994 income tax expense have been reduced by tax refunds of $154,000 and $316,000, respectively, related to the fiscal year ended June 30, 1980.

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1996 and 1995 are as follows:

(In thousands) June 30                              1996             1995

Deferred tax assets:
    Allowance for loan losses                      $2,061           $1,618
    Deferred compensation                             907              663
    Other, net                                        112               92
    Total gross deferred tax assets                 3,080            2,373

Deferred tax liabilities:
    Federal Home Loan Bank stock dividends            270              388
    Depreciation and amortization                     350              377
    Deferred loan fees                                544              386
    Other, net                                        561              607

    Total gross deferred tax liabilities            1,725            1,758

    Net deferred tax asset                         $1,355          $   615

  The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary. Based on the Company's historical earnings, future expectations of taxable income and the reversal of gross deferred tax liabilities and potential net operating loss carrybacks, management believes it is more likely than not that the Company will realize the gross deferred tax assets existing at June 30, 1996. However, there can be no assurances that the Company will generate taxable income in any future period or that the reversal of temporary differences attributable to gross deferred tax liabilities will occur during the future tax periods as currently expected.

  The Company has qualified under provisions of the Internal Revenue Code that permit it to deduct from taxable income a provision for bad debts based on either a percentage of taxable income or an experience formula. In determining its income tax bad debt deduction, the Company used the percentage of taxable income method in fiscal years 1996 and 1995, and used the experience method in fiscal year 1994. The percentage of taxable income and experience methods are not available after fiscal year 1996; instead, bad debts after fiscal year 1996 will be deductible at the time they are charged-off. The retained earnings at June 30, 1996 and 1995 are deemed to include approximately $7,249,000 of bad debt reserves for income tax purposes for which deferred tax has not been provided and which would be subject to tax if removed from such status for purposes other than absorbing losses. As of June 30, 1996, the Company does not expect that this portion of retained earnings will be used in a manner that will create any additional income tax liability.

11. STOCKHOLDERS' EQUITY

  On November 17, 1995, the Company issued a two-for-one stock split in the form of a 100% common stock dividend (the "stock split"). This transaction resulted in the issuance of 2,807,725 additional shares of common stock. All share and per share data in these consolidated financial statements have been restated to reflect the stock split.

  The Company has adopted three incentive plans to assist in the recruitment and retention of managers and other key full-time employees. The Company adopted the Incentive Stock Option Plan in fiscal year 1985 and the Key Employee Stock Compensation Program in fiscal year 1987. All of the shares authorized by these two plans have previously been granted. During fiscal year 1993, the Company adopted the 1992 Incentive Plan authorizing the issuance of up to 375,000 shares. The plan was amended in fiscal year 1995 to add 300,000 shares. During fiscal year 1994, options to purchase 228,000 shares were granted under the plan. During fiscal year 1996, 25,314 shares of restricted stock were issued, leaving 421,686 shares still available under the plan for grant or issuance. The option prices under these plans equaled the market values of the Company's stock at the dates of grant, and the options became immediately exercisable with expiration ten years after the dates of grant.

  Information regarding shares subject to outstanding options follows:

Years Ended June 30          1996                       1995                    1994
                       Number                    Number                   Number
                        of       Grant             of        Grant          of          Grant
                      Shares     Price           Shares      Price        Shares        Price
Beginning of year     363,350   $1.17-7.00       574,890    $1.17-7.00   463,390    $1.17-2.21
Granted                     -            -             -             -   228,000          7.00
Exercised            (145,370)   1.17-7.00      (211,540)    1.17-7.00  (116,500)    1.17-2.21
End of year           217,980        $7.00       363,350    $1.17-7.00   574,890    $1.17-7.00

  During fiscal year 1995, outstanding shares totalling 9,352 were surrendered in connection with the exercise of options, resulting in a net issuance of 202,188 new shares.

  Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during each period. Stock options are treated as common stock equivalents using the treasury stock method during each period in which their effects are dilutive. Stock options had dilutive effects in fiscal years 1996, 1995 and 1994. The weighted average number of shares of common stock used to compute earnings per share for fiscal years 1996, 1995 and 1994 were 5,809,410, 5,676,406 and 5,614,154, respectively.

  In April 1996, the Company adopted the Preferred Share Purchase Rights Plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one right for each share of common stock of the Company to holders of record as of the close of business on April 26, 1996. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates 10 percent or more of the Company's common stock or announces an offer to acquire 10 percent or more of the common stock. The rights have an exercise price of $45.00 and will expire on April 19, 2006. Upon the occurrence of certain events, holders of the rights will be entitled to purchase the Company's preferred shares or shares in an acquiring company at half of market price. Prior to the acquisition by a person or group of beneficial ownership of 10 percent or more of the Company's common stock, the rights are redeemable for one cent per right at the option of the Board of Directors.

12. EMPLOYEE BENEFIT PLANS

  The Company maintains a qualified plan under Section 401(a) of the Internal Revenue Code which includes a qualified cash or deferred arrangement under
Section 401(k) of the Internal Revenue Code. The plan allows employees who meet minimum service requirements to make contributions by salary deduction up to a maximum of 16% of their salary. For fiscal years 1996, 1995 and 1994, the Company made contributions on behalf of eligible employees equal to 50% of the employees' contributions to a maximum 6% of salary. The Company's contributions to the plan were $197,000, $166,000, and $229,000 for fiscal years 1996, 1995 and 1994, respectively.

  The Company does not provide any benefits that are subject to the provisions of SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Post-Employment Benefits".

  Under an agreement with its Chairman and former Chief Executive Officer, the Company will pay a retirement benefit for life to supplement the benefits under the former defined benefit pension plan, which was terminated in 1989. The amount of the annual benefit will be equal to 80% of the average salary for the final three years of employment, reduced by Social Security and benefit received in respect of the amount accumulated under such defined benefit plan. The estimated annual benefit under the agreement is $66,000 and the Company's obligation has been accrued in its consolidated financial statements.

13. REGULATORY CAPITAL

  Savings institutions must maintain specific capital standards that are no less stringent than the capital standards applicable to national banks. Regulations of the Office of Thrift Supervision (the "OTS") currently maintain three capital standards: a tangible capital requirement, a core capital requirement, and a risk-based capital requirement.

  The tangible capital standard requires the Savings Bank to maintain tangible capital in an amount not less than 1.5% of total adjusted assets. As it applies to the Savings Bank, "tangible capital" means core capital (as defined below) less any intangible assets (including goodwill).

  The core capital standard requires the Savings Bank to maintain "core capital" of not less than 3.0% of total adjusted assets. However, since any institution with less than 4.0% core capital is considered "undercapitalized", the Savings Bank considers its minimum core capital requirement to be 4.0%. Core capital includes the Savings Bank's common stockholders' equity, less certain intangible assets (including goodwill).

  The risk-based capital standard requires the Savings Bank to maintain capital equal to 8.0% of risk-weighted assets. The rules provide that the capital ratio applicable to an asset will be adjusted to reflect the degree of credit risk associated with such asset, and the asset base used for computing the capital requirement includes off-balance sheet assets.

  As of June 30, 1996, the Savings Bank was classified as a "well capitalized" institution as determined by the OTS and satisfied all regulatory capital requirements, as shown in the following table reconciling the Savings Bank's GAAP capital to regulatory capital:

                                                                         Risk-
                                            Tangible         Core        Based
(In thousands)                               Capital      Capital      Capital

GAAP capital                                $ 60,955     $ 60,955     $ 60,955
Non-allowable assets:
  Goodwill                                    (1,676)      (1,676)      (1,676)
  Other intangible assets                       (245)        --           --
  Equity in subsidiaries                        (579)        (579)        (579)

Additional capital items:

  Unrealized loss on debt securities, net        126          126          126
  General loss allowances                       --           --          6,639

Regulatory capital - computed                 58,581       58,826       65,465
Minimum capital requirement                   11,167       29,789       42,492

Excess regulatory capital                   $ 47,414     $ 29,037     $ 22,973

Ratios:

Regulatory capital - computed                   7.87%        7.90%       12.33%
Minimum capital requirement                     1.50         4.00         8.00

Excess regulatory capital                       6.37%        3.90%        4.33%

  The Savings Bank is a member of the Savings Association Insurance Fund. The current legislative proposal to fully capitalize that FDIC-administered fund is a special assessment which is expected to approximate 0.68% of March 31, 1995 insured deposits. Although such a one-time special assessment would reduce the Savings Bank's capital, management believes the Savings Bank will continue to exceed all regulatory capital requirements.

  The payment of cash dividends by the Savings Bank is subject to regulation by the OTS. The OTS measures an institution's ability to make capital distributions, which includes the payment of dividends, according to the institution's capital position. For institutions, such as the Savings Bank, that meet their fully phased-in capital requirements, the OTS has established "safe harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Institutions can distribute amounts in excess of the safe harbor without the prior approval of the OTS. The Savings Bank paid cash dividends of $455,000, $478,000 and $263,000 in fiscal years 1996, 1995 and 1994, respectively. See note 14 for limitations on the payment of dividends by the Savings Bank to the Parent Company.

14. PARENT COMPANY FINANCIAL INFORMATION

  The Parent Company was organized in 1993 and became the holding company of the Savings Bank on January 14, 1994. Condensed financial information of the Parent Company is presented below:


STATEMENTS OF FINANCIAL CONDITION
(In thousands) June 30                                                              1996         1995
ASSETS
  Investment in subsidiary, at equity                                            $ 60,955    $ 48,714
  Other assets                                                                         41          58
  Total assets                                                                   $ 60,996    $ 48,772
LIABILITIES AND STOCKHOLDERS' EQUITY
  Total liabilities                                                              $   --      $   --
  Stockholders' equity:
    Stockholders' equity before unrealized loss                                    61,122      48,867
    Net unrealized loss on securities available for sale                             (126)        (95)
  Total stockholders' equity                                                       60,996      48,772

  Total liabilities and stockholders' equity                                     $ 60,996    $ 48,772

STATEMENTS OF OPERATIONS
(In thousands) Years Ended June 30                                                   1996        1995
  Noninterest expense                                                            $    126    $    177
  Income tax benefit                                                                   48          66
  Loss before equity in undistributed net earnings of subsidiary                      (78)       (111)
  Equity in undistributed net earnings of subsidiary                               12,220       7,661
    Net earnings                                                                 $ 12,142    $  7,550

STATEMENTS OF CASH FLOWS
(In thousands) Years Ended June 30                                                   1996        1995
Operating Activities
  Net earnings                                                                   $ 12,142    $  7,550
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Amortization                                                                       14          14
    Equity in undistributed net earnings of subsidiary                            (12,220)     (7,661)
    Increase in other assets                                                         --            (7)
    (Increase) decrease in accrued expenses and other liabilities                       4         (99)
        Net cash used in operating activities                                         (60)       (203)

Investing Activities
  Purchases of subsidiary stock                                                      (508)       (212)
  Cash dividends received                                                             455         478
      Net cash provided by (used in) investment activities                            (53)        266

Financing Activities
  Proceeds from issuance of common stock                                              508         212
  Cash dividends paid                                                                (395)       (275)
        Net cash provided by (used in) financing activities                           113         (63)
  Net increase in cash and cash equivalents                                          --          --
  Cash and cash equivalents at beginning of year                                     --          --

  Cash and cash equivalents at end of year                                       $   --      $   --

  The Parent Company and its subsidiaries are affiliates within the meaning of
Section 23A of the Federal Reserve Act. Accordingly, they are subject to the limitations specified in such section on the making of loans or extension of credit to, or purchase of securities under repurchase agreement from, any of the subsidiaries within the affiliate group. Therefore, substantially all of the net assets of the affiliated group are restricted from use by the Parent Company in the form of loans or advances. Dividends, however, may be paid to the Parent Company by the Savings Bank under formulas established by the appropriate regulatory authorities. Substantially all of the retained earnings of the Parent Company are represented by undistributed earnings of subsidiaries.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
AND CONCENTRATIONS OF CREDIT RISK

  The Company is a party to financial instruments with off-balance-sheet-risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, financial guarantees, financial options and forward sales contracts. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated statements of financial condition.

  Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company generally requires collateral to support such financial instruments in excess of the contractual notional amount of those instruments and, therefore, is in a fully secured position. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The Company controls the credit risk of its financial options and forward sales contracts through credit approvals, limits and monitoring procedures; however, it does not generally require collateral for such financial instruments.

  There were no financial guarantees or options outstanding at June 30, 1996 and 1995. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the counterparty and consists of real estate with estimated market values of at least 110-115% of the commitment amount.

  To reduce the risk associated with a possible decline in the value of residential mortgage loans originated for sale, the Company executes forward contracts for the delivery of loans generally up to 90 days thereafter at a specified price and yield. Risks may arise from the possible inability of the Company to originate loans to fulfill the contracts, in which case securities would be purchased in the open market for delivery under the terms of the contracts. Contracts outstanding at June 30, 1996 and 1995 totalled $77,275,000 and $39,250,000, respectively.

  The Company had outstanding fixed rate loan origination commitments aggregating $2,900,000 and outstanding adjustable rate loan commitments aggregating $1,436,000 at June 30, 1996. Fixed interest rate commitments are at market rates as of the application date and generally expire within 60 days.

  The Company had no outstanding loan purchase commitments in effect at June 30, 1996. The Company had outstanding commitments to fund $28,436,000 of construction loans at June 30, 1996. In addition, the Company had $28,067,000 outstanding in lines of credit extended to its customers at June 30, 1996.

  Standby letters of credit are conditional commitments issued by the Company. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At June 30, 1996, the Company was conditionally committed under standby letters of credit aggregating $19,677,000.

  The Company originates primarily residential real estate loans and a lesser amount of installment loans to customers throughout the states of Virginia and Maryland . In order to diversify its geographic risk, the Company buys and sells loans to/from other financial institutions operating in other states. The Company estimates that more than 90% of its loan portfolio is based in the states of Virginia and Maryland.

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  Listed below are the carrying amount and fair value of financial instruments at June 30, 1996 and 1995:


(In thousands) June 30                               1996                       1995
                                           Carrying         Fair     Carrying         Fair
                                             Amount        Value       Amount        Value
Cash and cash equivalents                 $  24,575    $  24,575    $  16,638    $  16,638
Investment securities                        12,663       12,663       23,090       23,062
Mortgage-backed securities and
    collateralized mortgage obligations      15,694       15,702        9,371        9,383
Loans receivable, net, including
    loans receivable held for sale          662,035      668,912      616,049      621,093
Federal Home Loan Bank stock                  6,998        6,998        7,333        7,333
Deposits                                   (573,536)    (577,205)    (503,667)    (518,042)
Notes payable and other borrowings             (639)        (639)        (557)        (557)
Advances from Federal Home Loan Bank       (102,052)    (100,646)    (134,658)    (137,036)


  The majority of the Company's assets and liabilities are financial instruments; however, most of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for purposes of this disclosure, resulting in a greater degree of subjectivity inherent in the indicated fair value amounts. Comparability among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made.

  The fair value of cash and cash equivalents is the carrying amount. The fair value of investment securities and mortgage-backed securities is determined by reference to quoted market prices, where available. The fair value of loans receivable is determined by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings, and for the same remaining terms to maturity. The carrying amount of construction, equity line, and installment loans approximates fair value. The fair value of loans held for sale is determined by outstanding sale commitments, or current investor yield requirements. For stock in the Federal Home Loan Bank, the fair value is the carrying amount.

  For demand deposits, savings accounts, and certain money market deposits, the carrying amount approximates fair value. For fixed-maturity certificates of deposit, fair value is determined by discounting the future cash flows, using the rates currently offered for deposits with similar remaining terms to maturities. The carrying amount of notes payable and other borrowings approximates fair value. The fair value of advances from the Federal Home Loan Bank is determined using the rates currently offered for similar remaining maturities.

  The majority of the Company's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally not assignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value of such instruments approximates the recorded deferred fee amounts, included above as a component of net loans receivable.

17. QUARTERLY FINANCIAL DATA
(Unaudited)

     The following is a summary of selected quarterly operating results for each of the four quarters in fiscal years 1996 and 1995:


(In thousands, except per share data)  Sept. 30      Dec. 31      Mar. 31      Jun. 30
       1996

Total interest income                   $14,832      $14,402      $14,481      $15,326
Total interest expense                    8,193        8,133        7,904        8,092
Net interest income                       6,639        6,269        6,577        7,234
Provision for loan losses                   482          449          413        1,085
Noninterest income                        1,742        1,830        2,513        8,828
Noninterest expense                       4,471        4,684        5,255        5,619
Earnings before income tax expense        3,428        2,966        3,422        9,358
Income tax expense                        1,324        1,062        1,231        3,415
  Net earnings                          $ 2,104      $ 1,904      $ 2,191      $ 5,943
  Net earnings per share                $   .36      $   .33      $   .38      $  1.02

      1995

Total interest income                   $12,300      $13,251      $13,735      $14,239
Total interest expense                    5,956        6,576        7,160        7,939
Net interest income                       6,344        6,675        6,575        6,300
Provision for loan losses                   248          327          373          442
Noninterest income                        1,284        1,629        1,557        1,980
Noninterest expense                       4,780        4,837        4,347        4,448
Earnings before income tax expense        2,600        3,140        3,412        3,390
Income tax expense                        1,044        1,304        1,359        1,285
  Net earnings                          $ 1,556      $ 1,836      $ 2,053      $ 2,105
  Net earnings per share                $   .27      $   .33      $   .36      $   .37
