Form 10-K, Exhibit 13
period 1997-06-30
VIRGINIA FIRST FINANCIAL CORP
filed 1997-09-29
CIK 911033

Exhibit 13

                       VIRGINIA FIRST FINANCIAL CORP.


                                      1997

                                  Annual Report

ABOUT THE COVER

Virginia First has been building its company - and the fortunes of its customers
- for more than a century. Through the years, quite a story has developed. Within these pages, we'll share it with you.



CONTENTS

Financial Highlight                                           1
---------------------------------------------------------------
Letter to Stockholders                                        2
---------------------------------------------------------------
The History of Virginia First Financial Corp.                 4
---------------------------------------------------------------
Financial Contents                                            8
---------------------------------------------------------------
Offices and Loan Centers                                     54
---------------------------------------------------------------
Locations, Products and Services                             55
---------------------------------------------------------------
Directors & Officers                                         56
---------------------------------------------------------------
Stockholders Information                      Inside Back Cover
---------------------------------------------------------------

FINANCIAL HIGHLIGHTS


---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

---------------------------------------------------------------------------------------------------------------------------
                                                                             Years Ended June 30
                                                                             -------------------

                                                                             1997           1996         % Change
---------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Net interest income                                                       $30,520        $26,719             14%
Provision for loan losses                                                   2,347          2,429             (3%)
Noninterest income                                                          8,739         14,913            (41%)
Noninterest expense                                                        28,924         20,029             44%
Net Income                                                                  5,112         12,142            (58%)

BALANCE SHEET AT YEAR-END
Assets                                                                    858,403       $746,867             15%
Investment securities                                                      34,249         35,355             (3%)
Loans                                                                     685,366        623,081             10%
Loans held for sale                                                        92,495         46,481             99%
Deposits                                                                  600,205        573,536              5%
Stockholders' equity                                                       66,492         60,966              9%
Shares outstanding                                                          5,810          5,741              1%

PER SHARE DATA
Net income per share                                                        $0.87       $   2.09            (58%)
Cash dividends declared                                                      0.10            .07             43%
Book Value                                                                  11.44          10.63              8%
Weighted Average Shares Outstanding                                         5,855          5,809              1%

SELECTED RATIOS
Return on average assets                                                     0.64%          1.74%           (63%)
Return on average equity                                                     7.90          22.49            (65%)
Allowance for loan losses to total loans                                     1.36           1.21             12%
Net charge offs to average loans outstanding                                 0.09           0.21            (57%)




[TOTAL ASSETS BAR GRAPH]

1993                       $561,239
1994                       $583,580
1995                       $693,549
1996                       $746,867
1997                       $858,403

Fiscal Year Ended June 30


[STOCKHOLDERS' EQUITY BAR GRAPH]

1993                       $34,512
1994                       $41,079
1995                       $48,772
1996                       $60,966
1997                       $66,492

Fiscal Year Ended June 30


[JUNE 30, 1997 CAPITAL RATIOS BAR GRAPH]

Tangible Capital           7.38%
Core Capital               7.39%
Total Risk-Based Capital   11.61%

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,
     Over the last five years, Virginia First has undergone tremendous expansion in an environment of radical change in both the financial services industry and in the communities where we do business. In the midst of these changes, your bank has continually adapted to the times, responding with innovations in technology, processes and in our corporate strategy.
     Virginia First has always striven to operate in the best interests of its employees, customers and shareholders. Often, this determination has led us to make acquisitions and expansions to bolster our strength in crucial areas, preparing us for the times ahead. For example, our acquisition of Southern Atlantic Mortgage in 1991 gave us a key expansion point in the dynamic mortgage banking industry. In 1996, we formed Freedom Financial Services, Inc., our consumer finance subsidiary, to ease our expansion into non-traditional lending markets.
     Most recently, our acquisition of American Finance and Investment, Inc. during 1996 to offer mortgage origination services over the Internet continues to provide exciting potential. AFI is generating substantial volume, approximately $20 million on a monthly basis, and continues to refine the technology to offer mortgage services electronically. We've also expanded our mortgage banking activities, in the state of Maryland, making Virginia First a major player in the mortgage banking industry throughout the Mid-Atlantic region and beyond.
     It's ironic that the growth and success of the bank has led us to a crossroad that would determine the bank's course into the future. We're now at the point where we feel it is necessary to dramatically increase our investments in both technology and more traditional delivery methods such as branch facilities in order to maintain our competitive edge as we move toward the year 2000. To that extent, we've examined the possibilities of partnering Virginia First with a larger entity that embodies and shares our philosophy and values, allowing us to vault forward to the next level without engaging in a lengthy and expensive process of change.

     As we approach $1 billion in assets, we enter a competitive arena where it would become relatively inefficient for us to compete directly with much larger banks. It is our perspective that growing outside of our normal parameters as a "community bank" into a mid-level or larger bank is important for Virginia First; but at the same time, it places us in a position that makes it difficult to offer the variety of products and services that top-tier organizations can provide.
     As you are probably already aware, the pending merger into BB&T presents a timely and unique solution to Virginia First that allows our bank to generate the "critical mass" necessary to operate efficiently and to sustain the revenue growth experienced in recent years. Just as important, we believe that BB&T offers a perfect fit with our philosophy and values, in addition to the longer-term strategies we have envisioned for Virginia First.
     Throughout its history, BB&T has embodied many of the same attributes that have set Virginia First apart for all of these years. Theirs is truly a "community bank" philosophy within the context of a much larger entity. In fact, BB&T is largely an amalgamation of community banks just like ours. At BB&T, clients don't represent mere numbers; they represent relationships. We believe that expanding and solidifying those relationships is crucial for success in the years ahead - especially as the battleground becomes increasingly more competitive, and "non-banks" continue to erode the market share of traditional financial institutions. Developing a structure that will provide and satisfy all the financial needs of a customer is an absolute necessity to maintain relationships, and BB&T can make this possible.
     We believe that this is the best and most effective way for our bank to continue to thrive in the years to come. In addition, the range of products and services we can offer as part of BB&T is dramatically greater than we've ever been able to provide. I'm certain that you'll notice and appreciate the difference.
     Throughout the years, and especially throughout our deliberations on the best course for Virginia First, we have been mindful of your support for our endeavors. Thank you for your great contributions to the success of Virginia First, and for your constant confidence in us. This is a bank to be proud of, and the best is yet to come.

     Sincerely,

     /s/ Charles A. Patton
     Charles A. Patton
     President and Chief Executive Officer

                          THE HISTORY OF VIRGINIA FIRST


                                      1888
         During the rebuilding period following the War Between The States, the Richmond/Petersburg area - which had seen more than its share of destruction - became the birthplace for The Virginia Mutual Savings and Loan Association: a bank that would play an instrumental role for the area in the years to come.


                                      1919
         In the boom years after World War I, the Petersburg Mutual Building and Loan Association is chartered to serve the financial needs of individuals and businesses.


                                      1930
         Both  the  Virginia  Mutual  Savings  and  Loan   Association  and  the
Petersburg Mutual Building and Loan Association survive the stock market crash and Great Depression.


                                      1956
         William A. Patton is hired by Petersburg Savings and Loan, beginning the career of the single person who has the greatest impact on the Institution's growth spanning the next four decades.


                                      1963
         While the war in Vietnam dominates the headlines, the Petersburg area benefits from the upturn in military facilities and personnel. The Defense General Supply Center, Fort Pickett and Fort Lee all have a major effect on the financial fortunes of Virginia Mutual Savings and Loan Association and Petersburg Savings and Loan.

         For more than 110 years, our goal has been to serve the varied and changing needs of our customers and shareholders as effectively and efficiently as possible.

                                 FINANCIAL CORP.


                                      1971
         Petersburg Savings and Loan Association, a founder of Data Systems Corporation, automates its processes and places the bank in a leadership role in meeting customer needs in a cost-effective way.


                                      1973
         To pool their strengths and serve clients in the best way possible, Petersburg Savings and Loan agrees to be merged into Virginia Mutual Savings and Loan Association.


                                      1978
         Virginia Mutual becomes the first bank in Virginia to convert from mutual status to stock ownership, setting the trend for the stock ownership of banks in the years to come. The Company changes its name to Virginia First.


                                      1980
         Virginia First converts from a state to a federal charter.


                                      1981
         Colony Savings Bank is bought by Virginia First, the bank's first expansion beyond the tri-cities area. Adding three branches in the Roanoke Valley to Virginia First's six, the bank is better positioned for growth.

         In many ways  throughout the years, we have succeeded in our quest.


                                      1985
         The real estate crisis of the mid-eighties signals the demise of many banks - but not Virginia First. While the effect was certainly felt, the bank was able to demonstrate its ability to manage its way through the difficulties and emerge as a financially strong, well-managed bank.


                                      1991
         Virginia First dramatically expands its mortgage banking capabilities by purchasing Southern Atlantic Mortgage. This adds mortgage and construction lending expertise outside of the bank's home markets to the bank's growing list of capabilities. This new division - Virginia First Mortgage - is to become a major contributor to the organization's growth through the nineties.


                                      1992
         A corporate culture is formed that fosters coaching as a management style. It sets a tone of teamwork for the company Virginia First would become over the next few years. Working hand-in-hand. Virginia First branches also develop a retail mission statement that focuses on the specific needs of the customer, empowering employees to take a leadership role in service delivery.


                                      1993
         Drawing upon its financial strength in the wake of the real estate crisis. Virginia First buys former Coreast Savings Bank branch locations in Lynchburg, Midlothian, Laburnum. Appomattox and Rocky Mount from the Resolution Trust Company.

         Throughout the history of the banks that would merge to form Virginia First Financial Corporation, one purpose remained constant: to always act in the best interest of its customers and shareholders. This purpose remains as true today as it did in the bank's humble beginnings so long ago.

         Throughout the decades, Virginia First has always been at the vanguard of banking and finance, always testing new ideas and shaping the financial fortunes of Petersburg and the surrounding areas. In many ways, the history of Virginia First has been a reflection of the areas where the bank has conducted business, growing during times of growth, remaining steadfast in the times when a steady hand has been required.

         The story of Virginia First, therefore, has been a story of sage management and dynamic strength. It has guided us for more than a century, and it is a story we're proud to claim as our own.

                                      1996
         Freedom Financial is formed as a consumer finance subsidiary to allow the bank to offer new products to its existing customer base while forming a platform for expansion beyond traditional bank markets and distribution channels.


                                      1996
         Charles A. Patton, the son of William A. Patton, succeeds his father as Chief Executive Officer of Virginia First. Virginia First also enters the arena of electronic commerce and the Internet through its acquisition of American Finance and Investment, a mortgage banking company that originates mortgages throughout a nationwide market via telemarketing and the World Wide Web.


                                      1997
                                      BB&T
         Virginia First Financial Corporation enters into an agreement with BB&T to merge Virginia First into the BB&T family, giving it a stronger foothold entry in the Central Virginia market-place and a point of entry into Western Virginia.

                               FINANCIAL CONTENTS





                  Five Year Summary of Selected Financial Data           9
                  Management's Discussion and Analysis                  10
                  Standards of Financial Reporting                      30
                  Independent Auditors' Report                          31
                  Consolidated Financial Statements                     32
                  Notes to Consolidated Financial Statements            36

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


(Dollars in thousands, except per share data)

---------------------------------------------------------------------------------------------------------------------------
Years Ended June 30                         1997            1996           1995           1994            1993
---------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Total interest income                      $ 66,131      $  59,041       $ 53,525        $ 42,403       $ 40,307
Total interest expense                       35,611         32,322         27,631          21,187         21,850
Net interest income                          30,520         26,719         25,894          21,216         18,457
Provision for loan losses                     2,347          2,429          1,390           1,090          1,171
Noninterest income                            8,739         14,913          6,450          11,878          9,735
Noninterest expense                          28,924         20,029         18,412          21,342         18,640
Income tax expense                            2,876          7,032          4,992           3,681          3,127
   Net earnings                               5,112         12,142          7,550           6,981          6,404

SELECTED YEAR-END BALANCES
Assets                                     $858,403       $746,867       $693,549        $583,580       $561,239
Securities                                   34,249         35,355         39,794          36,647         36,005
Loans                                       685,366        615,554        580,507         486,039        365,689
Loans held for sale                          92,495         46,481         35,542          27,943         99,812
Deposits                                    600,205        573,536        503,667         456,720        454,231
Advances from Federal Home Loan Bank        181,552        102,052        134,658          79,872         66,000
Stockholders' equity                         66,492         60,966         48,772          41,079         34,512

PER SHARE DATA
Net earnings                            $       .87       $   2.09    $      1.33      $     1.25     $     1.17
Cash dividends declared                         .10            .07            .05             .05          -
Book value                                    11.44          10.63           8.76            7.66           6.58

SELECTED RATIOS
Return on average assets                        .64%          1.74%          1.19%           1.24%          1.00%
Return on average equity                       7.90          22.49          16.58           18.19          16.26
Average equity to average assets               8.14           7.74           7.16            6.83           6.13
Stockholders' equity to total assets           7.75           8.17           7.03            7.04           6.15
Nonperforming assets to total assets           2.30           2.10           1.70            1.65           2.15
Allowance for loan losses to loans             1.36           1.21           1.09            1.14           1.25
===========================================================================================================================


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

     The Company's principal business activities, which are conducted through the Savings Bank, are attracting checking and savings deposits from the general public through its retail banking offices and originating, investing in and selling loans secured by first mortgage liens on single-family dwellings, including condominium units. The Company also lends funds to retail banking customers by means of home equity and installment loans, and originates residential construction loans and loans secured by commercial property, multi-family dwellings and manufactured housing units. The Company invests in certain U.S. Government and agency obligations and other investments permitted by applicable laws and regulations. The operating results of the Company are highly dependent on net interest income, the difference between interest income earned on loans and investments and the cost of checking and savings deposits and borrowed funds.

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

     The Company's only direct subsidiary is the Savings Bank and the Company has no material assets or liabilities, except for the stock of the Savings Bank. The Savings Bank has three active subsidiaries; one is engaged in real estate development, one is a title insurance agency, and the third is a company that originates mortgage loans via the Internet.

     The following commentary discusses major components of the Company's business and presents an overview of the Company's consolidated results of operations during the fiscal years ended June 30, 1997, 1996 and 1995, and its consolidated financial position at June 30, 1997 and 1996. This discussion should be reviewed in conjunction with the consolidated financial statements and accompanying notes and other statistical information presented elsewhere in this Annual Report.

RESULTS OF OPERATIONS

     Results of operations for the years ended June 30, 1997, 1996 and 1995 ("fiscal year 1997", "fiscal year 1996" and "fiscal year 1995", respectively) reflect the Company's strategies of expanding its community banking and mortgage banking operations.

     A number of events have occurred during the Company's 1997 fiscal year that affect the comparability of operations between years. These events are:

     o In September, 1996, Congress passed legislation allowing for a one-time assessment to recapitalize the Savings Association Insurance Fund (the "SAIF"). The Company's assessment charged to earnings was $3,149,000. Following the assessment, the annual deposit insurance premium paid by the Company declined from $.23 per $100 of insured deposits to $.065 per $100 of insured deposits.

     o On December 19, 1996, the Company acquired American Finance and Investment Inc. ("AFI") in a cash transaction. AFI is a mortgage banking company originating mortgage loans on an automated basis through the Internet. It is available to potential customers in forty-four states. During fiscal 1997, AFI originated $115 million in loans, generated $1.2 million in revenue, and incurred $1.7 million in operating expenses since the acquisition. The purchase price in excess of the fair value of the net assets acquired amounted to $594,000 and is being amortized over a period of 15 years.

     o On May 26, 1997, BB&T Corporation and the Company announced that BB&T Corporation will acquire the Company in a transaction valued at $148.4 million. Upon approval of shareholders and receipt of necessary regulatory approvals, shareholders will receive between $22.50 and $25.00 per share for each share of the Company stock held.

     o Primarily as a result of the aforementioned transaction, the "gross-up" provision of the Company's nonqualified stock option plan resulted in a charge to earnings for 1997 of $2,488,000 representing the tax gross-up applicable to the appreciation in the outstanding stock options.

     o In addition to the above, approximately $537,000 in expenses related to the merger have been incurred to date and charged to earnings.

     o The sale of substantially all of the Company's loan servicing portfolio in fiscal 1996 has resulted in a 53% decline in loan servicing and fee income from $3,056,000 in 1996 to $1,430,000 in 1997. Loan servicing income included therein was $92,000 in 1997.

     Net interest income increased by 14% in fiscal year 1997, compared with fiscal year 1996, compared with a 3% increase in fiscal year 1996 over fiscal year 1995. Increases in capital in recent years have permitted the Company to increase both its assets and liabilities. Assets grew 15% in 1997 with loans growing 10% and loans held for sale 99%. Because deposits grew only 5%, borrowings increased 77% to fund the asset growth. Most of the increase in net interest income in fiscal years 1997 and 1996 were attributable to the increase in the size of the balance sheet. As market rates moderated in 1997 on both earning assets and interest-bearing liabilities, the Company experienced growth in the origination of mortgages and other loans while depositors migrated from lower yielding checking and savings deposits to higher yielding certificates of deposit.

     Net Earnings. The Company's net earnings for fiscal year 1997 were $5,112,000, compared to net earnings of $12,142,000 for fiscal year 1996 and $7,550,000 for fiscal year 1995. On a per share basis, earnings for fiscal year 1997 were $.87, compared with $2.09 for fiscal year 1996 and $1.33 for fiscal year 1995.

     The per share figures for fiscal years 1995 and prior have been adjusted to reflect the two-for-one split of the Company's common stock, which occurred on November 17, 1995.

     Of the $1.22 decline in earnings per share, the earnings per share effect of the one-time SAIF charge, the nonqualified stock option charge, and the merger expenses to date amounted to $.67 of the decline and the reduction in loan servicing fee income amounted to $.18. The one-time gain on the sale of servicing in 1996 added $.72 to earnings per share in 1996.

     Earnings per share in 1996, without the one-time sale of servicing, would have been $1.37 and earnings in 1997 without the one-time expenses would have been $1.54 for a 12% increase in core earnings.

     The following table shows changes in earnings per share:

                                                             Fiscal Year 1997      Fiscal Year 1996    Fiscal Year 1995
                                                                 Versus 1996         Versus 1995         Versus 1994
---------------------------------------------------------------------------------------------------------------------------
Net earnings per share for fiscal years
   1996, 1995 and 1994, respectively                                   $2.09               $1.33                $1.25
---------------------------------------------------------------------------------------------------------------------------

Increase (decrease) attributable to:
   Net interest income                                                   .65                 .14                  .82
   Provision for loan losses                                             .01                (.18)                (.05)
   Noninterest income                                                  (1.06)               1.46                 (.96)
   Noninterest expense                                                  (.47)               (.28)                 .52
   SAIF recapitalization assessment                                     (.54)               -                    -
   Compensation value of nonqualified stock options                     (.43)               -                    -
   Merger related expenses                                              (.09)               -                    -
   Income taxes                                                          .71                (.35)                (.23)
   Average shares outstanding                                           _                   (.03)                (.02)
---------------------------------------------------------------------------------------------------------------------------
   Net (decrease) increase                                             (1.22)                .76                  .08
---------------------------------------------------------------------------------------------------------------------------

Net earnings per share for fiscal years
   1997, 1996 and 1995, respectively                                   $ .87               $2.09                $1.33
===========================================================================================================================


     Net Interest Income. Net interest income for fiscal year 1997 was $30,520,000, an increase of $3,801,000, or 14.2%, compared with fiscal year 1996. For fiscal year 1996, net interest income was $26,719,000, an increase of $825,000, or 3.2%, compared to fiscal year 1995.

     The Company's net earnings are highly dependent on the difference between the income it receives from loans and investments and its cost of funds, consisting principally of the interest paid on interest-bearing deposits and borrowings.

     The yield received on the Company's loan and investment portfolios may not change at the same time and in the same amount as the interest rates it pays on deposits and borrowings. As a result, in times of rising interest rates, decreases in the difference between the yield received on loans and other investments and the rate paid on deposits and borrowings usually occur. However, interest received on short-term investments and adjustable rate mortgage loans and construction loans also increased as a result of upward trends in short-term interest rates, which enables the Company to partially compensate for increased deposit and borrowing costs.

     The following table reflects the average yields earned and rates paid by the Company during the last three fiscal years.


(In thousands) Years Ended June 30                1997                        1996                         1995
---------------------------------------------------------------------------------------------------------------------------

                                                 Interest                     Interest                    Interest
                                         Average  Income/ Yield/      Average  Income/Yield/     Average   Income/ Yield/
                                         Balance  Expense  Rate       Balance  Expense Rate       Balance Expense   Rate
---------------------------------------------------------------------------------------------------------------------------
Interest-earnings assets:
  Loans (1)                            $707,741  $62,640     8.85%  $626,313  $56,368     9.00% $566,965  $50,685     8.94%
  Investments (3)                        39,472    2,786     7.06     33,702    1,979     5.87    39,076    2,376     6.08
  Other interest-earning assets          17,986      949     5.28     13,558      694     5.12     8,627      464     5.38
---------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets       765,199   66,375     8.67    673,573   59,041     8.77   614,668   53,525     8.71
---------------------------------------------------------------------------------------------------------------------------

Noninterest-earning assets:
  Cash and due from banks                 8,678                        8,417                       8,494
  Office properties and equipment, net    9,172                        8,847                       8,589
  Other assets                           19,616                       12,571                       9,923
  Allowance for loan losses              (8,440)                      (6,118)                     (6,126)
---------------------------------------------------------------------------------------------------------------------------

    Total assets                       $794,225                     $697,290                    $635,548
===========================================================================================================================

Interest-bearing liabilities:
  Checking and money market
       deposit accounts                $101,896    3,787     3.72  $  88,089    3,375     3.83  $ 85,395    3,081     3.61
  Savings deposits                       67,873    2,306     3.40     68,512    2,349     3.43    89,537    3,087     3.45
  Certificates                          380,106   21,551     5.67    348,664   20,609     5.91   267,934   14,511     5.41
  Federal Home Loan Bank advances       137,068    7,672     5.60     98,365    5,968     6.07   105,173    6,414     6.10
  Other borrowings                        5,427      294     5.42        375       21     5.60     8,875      538     6.06
---------------------------------------------------------------------------------------------------------------------------

    Total interest-bearing liabilities  692,370   35,610     5.14    604,005   32,322     5.35   556,914   27,631     4.96
---------------------------------------------------------------------------------------------------------------------------

Noninterest-bearing liabilities:
  Deposits                               26,408                       30,189                      25,503
  Other                                  10,778                        9,103                       7,608
---------------------------------------------------------------------------------------------------------------------------

    Total liabilities                   729,556                      643,297                     590,025
Stockholders' equity                     64,669                       53,993                      45,523
---------------------------------------------------------------------------------------------------------------------------

    Total liabilities and
       stockholders' equity            $794,225                     $697,290                    $635,548
===========================================================================================================================
Net interest income                              $30,765                      $26,719                     $25,894
---------------------------------------------------------------------------------------------------------------------------
Interest rate spread (2)                                     3.53%                        3.42%                       3.75%
---------------------------------------------------------------------------------------------------------------------------
Net interest margin                                          4.02%                        3.97%                       4.21%
===========================================================================================================================


(1) Loans shown gross of allowance for loan losses, net of premiums/discounts.
(2) Average yield on total interest-earning assets less the average rate paid on
    total  interest-bearing   liabilities.
(3) Interest  income  is  on  a  fully taxable-equivalent basis.

     The Company's net interest income is affected by changes in both average interest rates and the average volumes of interest-earning assets and interest-bearing liabilities. Total interest income increased by $7,334,000 in fiscal year 1997 and increased by $5,516,000 in fiscal year 1996, as compared to the respective previous fiscal years. Total interest expense increased by $3,288,000 in fiscal year 1997 and increased by $4,691,000 in fiscal year 1996, as compared to the previous fiscal years. The fiscal year 1997 and 1996 increases in both interest income and interest expense, compared to the respective previous years, were due primarily to increases in average interest-earning assets and interest-bearing liabilities. The decline in rates in 1997 compared with 1996, particularly in deposits, contributed to the increase in net interest income. Deposit rates increased in fiscal year 1996 over 1995, while asset yields remained flat.

     The following table shows the amounts of the changes in interest income and expense which can be attributed to rate (change in rate multiplied by the prior year volume) and volume (change in volume multiplied by the prior year average rate) for the past two fiscal years. The changes in net interest income due to both volume and rate changes have been allocated to volume and rate in proportion to the relationship of absolute dollar amounts of the change of each. The table demonstrates that the $4,046,000 increase in net interest income in fiscal year 1997 was the net result of a growing balance sheet and declining deposit rates, while the $825,000 increase in net interest income in fiscal year 1996 over 1995 was the result of growth in the balance sheet offset by rising deposit interest rates.


                                                  Fiscal Year 1997 Versus 1996        Fiscal Year 1996 Versus 1995
                                                   Increase (Decrease) Due to          Increase (Decrease) Due to
(In thousands)                                    Volume       Rate      Total          Volume     Rate      Total
---------------------------------------------------------------------------------------------------------------------------

Loans receivable                                   $7,221      $(949)    $6,272         $5,339   $    344    $5,683
Investment securities                                 370        437        807           (321)       (76)     (397)
Other interest-earning assets                         233         22        255            251        (21)      230
---------------------------------------------------------------------------------------------------------------------------
   Total interest-earning assets                    7,824       (490)     7,334          5,269        247     5,516
---------------------------------------------------------------------------------------------------------------------------

Checking and money market
   deposit accounts                                   516       (104)       412             99        196       295
Savings deposits                                      (22)       (21)       (43)          (721)       (17)     (738)
Certificates                                        1,806       (864)       942          4,679      1,418     6,097
Federal Home Loan Bank advances                     2,196       (492)     1,704           (413)       (33)     (446)
Other borrowings                                      274         (1)       273           (479)       (38)     (517)
---------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities               4,770     (1,482)     3,288          3,165      1,526     4,691
---------------------------------------------------------------------------------------------------------------------------

   Change in net interest income                   $3,054      $ 992     $4,046         $2,104    $(1,279)  $   825
===========================================================================================================================


     Asset Liability Management. The primary objectives of asset liability management are to provide for the safety of depositor and investor funds, assure adequate liquidity, and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. During fiscal year 1997, the Company initiated a new approach to assessing its exposure to changes in interest rates. Three new analytical tools are used to evaluate and quantify the interest rate risk exposure--a matched funding matrix, simulation of the effect on net interest income under various possible interest rate scenarios, and computation of the economic value of equity for each of the scenarios.

     Interest rate risk is determined by the relative sensitivities of earning asset yields and interest bearing liability costs to changes in interest rates. Overnight borrowed funds on which rates change daily and loans which are tied to the prime rate or a Treasury rate differ considerably from long-term investment securities and fixed rate loans. Similarly, time deposits over $100,000 and money market deposit accounts are much more interest sensitive than interest bearing checking and savings accounts.

     One method by which banks evaluate interest rate risk is to look at the interest sensitivity gap, the difference between interest sensitive assets and interest sensitive liabilities repricing during the same period, measured at a specific point in time. The Company's interest rate sensitivity is illustrated in the following interest rate sensitivity gap table. The table reflects rate-sensitive positions at June 30, 1997, and is not necessarily reflective of positions throughout the year. The carrying amounts of interest-rate-sensitive assets and liabilities are presented in the periods in which they next reprice to market rates or mature and are aggregated to show the interest rate sensitivity gap. Anticipated prepayments on mortgage related loans and mortgage-backed securities assumes a reasonable level of prepayments as currently experienced by the Company in a stable, or flat, rate environment.

     As can be seen from the table, the Company is asset sensitive within one year and after five years and is slightly liability sensitive from one year to five years. However, looking at the cumulative interest sensitivity gap, the Company is asset sensitive throughout the time frame shown. This would generally indicate that the Company would have an improved net interest margin in periods of rising rates and would have a lower net interest margin in periods of declining rates. From the gap table, it is not possible to quantify the actual dollar impact on earnings in a changing rate environment.

     While the static gap evaluation of interest rate sensitivity is useful, it is not indicative of the actual dollar impact of fluctuating interest rates on net interest income as the Company has significant loans with contractual terms that limit the amount of interest rate change in any one year and in total over the life of the loan. Thus the Company runs various earnings simulation scenarios used to quantify the effect on net interest income in a rising or declining rate environment over a several year time horizon. In addition, the Company also computes the market value of equity (also called economic value of equity) which essentially discounts the future cash flows inherent in the current balance sheet. This provides an even longer term view of the exposure to equity for changes in interest rates. In addition to these computations the Company also computes a rate shock to the balance sheet. The shock tests are for an immediate, and sustained, 1%, 2%, 3%, and 4% increase in rates and similarly a shock decrease in rates.

     As noted previously, the gap table would indicate the Company is asset sensitive thereby benefiting in a rising rate environment but not a declining rate environment. The results of the simulation computations confirm this. A 2% increase in rates would improve net interest income approximately 5% in the first 12 months whereas a 2% decline in rates would have approximately a 9% negative impact on net interest income. In the second 12 months, the positive or negative impact is significantly less than the first 12 month impact. For these same 2% scenarios, the impact on the economic value of equity would be a negative 18% for a 2% rise in rates and a 13% favorable impact for a 2% decline in rates.

     The processes described herein are currently evaluated on a quarterly basis. The Company believes that given the current and projected forecast for interest rates, it does not have an undue exposure to changes in interest rates. It must also be noted that changes in interest rates can affect the banking habits of the customer and the general level of economic activity. These changes, which are difficult to predict, can also have additional favorable or negative effects on the Company's earnings.

INTEREST RATE SENSITIVITY GAP ANALYSIS


June 30,1997                                                Expected Repricing or Maturity Date
------------------------------------------------------------------------------------------------------------------------------------


                                       Within             One to           Three to              After Five
                                      One Year          Three Years       Five Years                Years                Total
------------------------------------------------------------------------------------------------------------------------------------
                                  Amount      Rate    Amount    Rate     Amount     Rate     Amount       Rate       Amount    Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets
  Interest-bearing deposits with
    the FHLB                     $  15,978    6.36% $      -     0.00%  $     -      0.00%  $     -       0.00%   $  15,978    6.36%
  Investment securities             10,424    6.58        37      8.0     4,017      6.54    19,771       6.47       34,249    6.51
  Mortgages held for sale           92,495    7.61                                                                   92,495    7.61
  Loans                            477,903    8.88   100,299     9.11    36,780      9.38    70,384       9.26      685,366    8.98
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets      596,800    8.58   100,336     9.11    40,797      9.10    90,155       8.65      828,088    8.68
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities
  Time deposits                    271,743    5.24   100,498      6.0    30,398      6.01     1,434       6.38      404,073    5.70
  Savings and interest checking*    25,276    3.14    38,200     3.14    19,100      3.14    19,100       3.14      101,676    3.14
  Money market checking*            63,477    4.17                                                                   63,477    4.17
  FHLB borrowings                  167,000    6.25     6,500     6.66     7,500      6.19       552       2.00      181,552    6.25
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities 527,496    5.25   145,198     5.27    56,998      4.49    21,086       3.33      750,778    5.21
-----------------------------------------------------------------------------------------------------------------------------------
Asset-liability gap              $  69,304        $  (44,862)          $(16,201)            $69,069               $  77,310
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative interest rate
  sensitivity gap                $  69,304        $   24,442           $  8,241             $77,310
===================================================================================================================================



*Projected runoff of non-maturity deposits was computed based upon decay assumptions developed by bank regulators to assist banks in addressing FDICIA rule 305.

     The Company's portfolio of loans totalled $685,366,000 at June 30, 1997. The following table sets forth information at the dates indicated concerning the composition of the Company's loan portfolio, by type:

(In thousands) June 30                    1997           1996              1995               1994                1993
-----------------------------------------------------------------------------------------------------------------------------
                                         Percent           Percent            Percent            Percent             Percent
                                           of                of                 of                 of                  of
                                          Gross             Gross              Gross             Gross                Gross
                                  Amount  Loans    Amount   Loans     Amount   Loans     Amount  Loans      Amount    Loans
-----------------------------------------------------------------------------------------------------------------------------
First mortgage loans:
  Residential - fixed rate      $ 67,489      9.8% $ 77,266    12.3% $ 74,592     12.6%  $ 79,979    16.1%  $ 38,882    10.4%
  Residential - adjustable rate  292,943     42.6   270,374    43.2   256,463     43.4    190,490    38.4    179,331    47.8
-----------------------------------------------------------------------------------------------------------------------------
    Total residential            360,432     52.4   347,640    55.5   331,055     56.0    270,469    54.5    218,213    58.2
-----------------------------------------------------------------------------------------------------------------------------

  Commercial - fixed rate         16,248      2.4    16,633     2.7    14,678      2.5     17,970     3.6     17,786     4.8
  Commercial - adjustable rate    30,548      4.4    32,089     5.1    45,630      7.7     54,067    10.9     61,975    16.5
-----------------------------------------------------------------------------------------------------------------------------
    Total commercial              46,796      6.8    48,722     7.8    60,308     10.2     72,037    14.5     79,761    21.3
-----------------------------------------------------------------------------------------------------------------------------

  Construction - fixed rate       15,877      2.3    20,185     3.2     9,640      1.6         -        -          -       -
  Construction - adjustable rate 126,105     18.3   101,190    16.2   100,477     17.0    90,456     18.3     36,531     9.8
-----------------------------------------------------------------------------------------------------------------------------
    Total construction           141,982     20.6   121,375    19.4   110,117     18.6    90,456     18.3     36,531     9.8
-----------------------------------------------------------------------------------------------------------------------------

Total first mortgage loans       549,210     79.8   517,737    82.7   501,480     84.8   432,962     87.3    334,505    89.3
-----------------------------------------------------------------------------------------------------------------------------

Second mortgage and home equity loans:
  Fixed rate                      22,159      3.2    18,201     2.9    14,981      2.6     9,180      1.8      6,204     1.7
  Adjustable rate                 31,668      4.6    29,233     4.7    24,845      4.2    20,679      4.2     14,658     3.9
-----------------------------------------------------------------------------------------------------------------------------
    Total second mortgage loans   53,827      7.8    47,434     7.6    39,826      6.8    29,859      6.0     20,862     5.6
-----------------------------------------------------------------------------------------------------------------------------

Loans on savings accounts          2,190       .3     1,691     0.3     1,363      0.2       970      0.2      1,038     0.3
-----------------------------------------------------------------------------------------------------------------------------

Installment loans:
  Fixed rate                      80,442     11.7    55,910     8.9    44,977      7.6    31,787      6.4     17,622     4.7
  Adjustable rate                  2,890       .4     3,275     0.5     3,481      0.6       639      0.1        415     0.1
-----------------------------------------------------------------------------------------------------------------------------
    Total installment loans       83,332     12.1    59,185     9.4    48,458      8.2    32,426      6.5     18,037     4.8
-----------------------------------------------------------------------------------------------------------------------------

Gross loans                      688,559    100.0%  626,047   100.0%  591,127    100.0%  496,217    100.0%   374,442   100.0%
-----------------------------------------------------------------------------------------------------------------------------

Less:
  Unearned discount                  581                301             1,361              1,555               1,847
  Deferred income                  2,612              2,665             2,886              3,012               2,290
-----------------------------------------------------------------------------------------------------------------------------
    Total adjustments              3,193              2,966             4,247              4,567               4,137
-----------------------------------------------------------------------------------------------------------------------------

Total loans                     $685,366           $623,081          $586,880           $491,650            $370,305
=============================================================================================================================

     Provision for Loan Losses. The Company provided $2,347,000 during fiscal year 1997 as additions to the allowance for loan losses, compared with $2,429,000 in fiscal year 1996 and $1,390,000 in fiscal year 1995. In establishing the level of the allowance for loan losses, the Company considers many factors, including general economic conditions, loan loss experience, historical trends and other circumstances, both internal and external. The amount of the provision for loan losses is established based on evaluations of the adequacy of the allowance for loan losses. The Company considers the size and risk exposure of each segment of the loan portfolio. For secured loans, management considers estimates of the fair value of the collateral, considering the current and currently anticipated future operating or sales conditions. Such estimates are particularly susceptible to changes that could result in a material adjustment to future results of operations. Factors such as independent appraisals, current economic conditions and the financial condition of borrowers are periodically evaluated to determine whether or not the Company's investment in such assets exceeds their estimated values. The Company's policy is to establish both general and specific allowances for loan losses.

     The following table presents the activity in the Company's allowance for loan losses and selected loan loss data for the past five fiscal years:

(In thousands) Years Ended June 30          1997               1996           1995             1994            1993
---------------------------------------------------------------------------------------------------------------------------

Balance at beginning of year                $   7,527       $   6,373       $   5,611        $   4,616        $   3,570
Provision charged to expense                    2,347           2,429           1,390            1,090            1,171
Loans charged off:
   Residential real estate                         27              23               9               68                9
   Commercial real estate                         156           1,056             458                _                _
   Construction                                     _               _               _                _                _
   Consumer and other loans                       466             257             205               71              222
---------------------------------------------------------------------------------------------------------------------------
     Total gross charge-offs                      649           1,336             672              139              231
---------------------------------------------------------------------------------------------------------------------------

Recoveries of loans previously charged off:
   Residential real estate                          _               _               _                _                _
   Commercial real estate                           _               _               _                _                _
   Construction                                     _               _               _                _                _
   Consumer and other loans                        70              61              44               44              106
---------------------------------------------------------------------------------------------------------------------------
     Total recoveries                              70              61              44               44              106
---------------------------------------------------------------------------------------------------------------------------
     Net charge-offs                              579           1,275             628               95              125
---------------------------------------------------------------------------------------------------------------------------
   Balance at end of year                  $    9,295       $   7,527       $   6,373        $   5,611        $   4,616
===========================================================================================================================

Average loans outstanding (1)                $650,036        $594,653        $550,056         $485,454         $437,253
Loans at year end (1)                         685,366         623,081         586,880          491,650          370,305
Ratio of provision for loan
   losses to average loans                        .30%           0.41%           0.25%            0.22%            0.27%
Ratio of net charge-offs
   to average loans                               .09%           0.21%           0.11%            0.02%            0.03%
Ratio of allowance for loan
   losses to loans                               1.36%           1.21%           1.09%            1.14%            1.25%
===========================================================================================================================


(1) Loans receivable shown gross of allowance for loan losses, net of unearned income, deferred income, and discounts.

     The allowance for loan losses is a general allowance applicable to all loan categories; however, management has allocated the allowance to the various portfolios to provide an indication of the relative risk characteristics of the total loan portfolio. The allocation is based on the same judgmental criteria discussed earlier in determining the level of the allowance and should not be interpreted as an indication that charge-offs in fiscal year 1998 will occur in these amounts, or proportions, or that the allocation indicates future trends. The allocation of the allowance at June 30 for the years indicated and the ratio of the related outstanding loan balances to total loans held for investment are as follows:


(In thousands) June 30                 1997               1996             1995              1994               1993
------------------------------------------------------------------------------------------------------------------------------

                                         Category          Category          Category           Category            Category
Percent of                              Percent of         Percent of        Percent of         Percent of          Percent of
                                 Allowance Loans    Allowance Loans   Allowance Loans  Allowance   Loans   Allowance   Loans
------------------------------------------------------------------------------------------------------------------------------

Residential real estate           $1,640     60.2%  $1,425     63.1%   $1,055    62.8%   $  807      60.5%  $  594      63.8%
Commercial real estate             2,880      6.8    2,552      7.8     2,958    10.2     3,099      14.5    3,170      21.3
Construction                       3,400     20.6    2,200     19.4     1,150    18.6       730      18.3      272       9.8
Consumer and other loans           1,375     12.4    1,350      9.7     1,210     8.4       975       6.7      580       5.1
------------------------------------------------------------------------------------------------------------------------------

  Total                           $9,295    100.0%  $7,527    100.0%   $6,373   100.0%   $5,611     100.0%  $4,616     100.0%
==============================================================================================================================

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

     On January 27, 1997, the Company opened a full-service retail branch in the Brafferton Shopping Center on Garrisonville Road in Stafford, VA. As of June 30, 1997, the Company operated twenty-four full service retail facilities throughout Virginia.

     The Company originated/purchased $19,177,000 of residential equity lines of credit and fixed-rate second mortgages during fiscal year 1997, compared with $22,808,000 in fiscal year 1996 and $17,070,000 in fiscal year 1995. The Company also originated/purchased $55,662,000 of consumer and installment loans during fiscal year 1997, compared with $24,705,000 in fiscal year 1996 and $25,527,000 in fiscal year 1995. The Company has placed emphasis on making these forms of credit available to its retail customers. The Company's success in promoting these loan products is attributed to enhanced training of retail branch personnel, the centralization of credit decision-making, and marketing campaigns that target these products.

     The Company occasionally purchases loans to obtain geographic diversity and yields not obtainable in the Company's normal lending areas. The Company purchased $19,289,000 of loans in fiscal year 1997 ($16,768,000 of fixed-rate second mortgages and $2,521,000 of manufactured home loans), compared with $6,930,000 of fixed-rate second mortgage loans in fiscal year 1996, and $10,172,000 of loans in fiscal year 1995 ($3,170,000 of fixed rate second mortgage loans and $7,002,000 of manufactured home loans).

     The following table summarizes retail banking loan originations and purchases by type of loan for fiscal years 1997, 1996 and 1995:

(In thousands)  Years Ended June 30                   1997                     1996                       1995
---------------------------------------------------------------------------------------------------------------------------

                                                            % of                      % of                     % of
                                               Amount       Total         Amount      Total        Amount      Total
---------------------------------------------------------------------------------------------------------------------------

Residential equity lines of credit (1)         $10,116        13.5%     $10,997         20.2%     $10,250        19.5%
Fixed-rate second mortgages                     25,829        34.5       18,741         34.4        9,990        18.9
Consumer loans                                  38,894        52.0       24,705         45.4       32,529        61.6
---------------------------------------------------------------------------------------------------------------------------
   Total originations and purchases            $74,839       100.0%     $54,443        100.0%     $52,769       100.0%
===========================================================================================================================

(1) Reflects loan balances prior to deduction of undisbursed loan amounts.

     Mortgage Banking Operations. The principal sources of revenue from the Company's mortgage banking operations are loan origination fees, loan servicing fees, revenues from sales of loans, and revenues from any sales of rights to service loans.

     During fiscal year 1996, the Company consolidated three of its loan production centers into other offices. As of February 1, 1996, the mortgage loan office in Arnold, Maryland was consolidated with the office in Rockville, Maryland. Then on March 1, 1996, the office in Sterling, Virginia was consolidated with the office in Annandale, Virginia. And in May 1996, the mortgage loan office in Petersburg, Virginia was consolidated with the relocated office in Chesterfield County, Virginia.

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

     In August 1996, the Company opened mortgage loan centers in the Maryland communities of Columbia, Frederick, Timonium and Bel Air. At June 30, 1997, the Company operated 12 loan production centers in northern Virginia and Maryland.

     On December 16, 1996, the Company acquired American Finance and Investments, Inc. ("AFI"), a provider of residential mortgage loans through the Internet and through telemarketing. AFI generates mortgage loans on an automated basis through a sophisticated computer network presently available to potential customers in forty-four states. Headquartered in Fairfax, Virginia, AFIis a recognized leader in the evolving market for electronic commerce. During the past twelve months AFI has expanded rapidly by means of proprietary software uniquely designed to facilitate "on line" mortgage loan originations. The acquisition of AFI provides the Company with a springboard for the expansion of electronic commerce to the retail banking customer base. The Company's introduction to the Internet as a medium of product delivery may expand to other bank-related products and services. The acquisition of AFI allows the Company to keep pace with expanding technology involving financial service companies. During the first six months of ownership, AFI generated $115,000,000 in mortgage loan originations.

     Origination and Purchase of Mortgage Loans. The Company originated $628,091,000 of fixed rate conventional, Federal Housing Administration ("FHA"), and Veterans Administration ("VA") residential mortgage loans during fiscal year 1997, compared to $431,069,000 in fiscal year 1996 and $252,254,000 in fiscal year 1995. The 70.9% increase in originations in fiscal year 1996 compared to fiscal year 1995 was due to a moderation in market interest rates and an increase in new housing starts, primarily in the Northern Virginia and Maryland markets. The 45.7% increase in fiscal year 1997 compared to fiscal year 1996 was due to the acquisition of AFI which added $115,000,000 in originations.

     The Company originated $75,534,000 of adjustable rate residential mortgage loans during fiscal year 1997, compared to $81,741,000 in fiscal year 1996 and $82,534,000 in fiscal year 1995. Despite the increase in overall loan originations in fiscal year 1996, adjustable rate originations in fiscal year 1996 were 1.0% less than in fiscal year 1995, as moderating interest rates shifted consumer interest back to fixed rate products. Adjustable rate mortgage loan originations were 9.7% of total permanent mortgage loan and construction loan originations in fiscal year 1997, compared to 14.2% in fiscal year 1996 and 20.3% in fiscal year 1995.

     In addition to originating residential mortgage loans, the Company may purchase loans periodically to obtain geographic diversity and yields not obtainable in the Company's normal lending areas. However, no adjustable rate residential mortgage loans were purchased during fiscal years 1997, 1996 and 1995.

     The Company originated $77,006,000 of construction loans during fiscal year 1997, compared with $57,973,000 in fiscal year 1996 and $70,277,000 in fiscal year 1995. Construction loans were 9.8% of total permanent mortgage loan and construction loan originations in fiscal year 1997, compared with 10.1% in fiscal year 1996 and 17.3% in fiscal year 1995. The increases in both outstanding construction loan balances and loan commitments has been consistent with management's goals of diversifying the Company's loan portfolio and penetrating underserved markets. The Company believes that its construction lending underwriting standards do not expose the Company to additional risks of loss. Substantial builder equity is typically required and home starts ahead of actual sales are strictly controlled.

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

     While the Company has financed residential construction projects throughout its business area, a substantial portion of the Company's construction lending in the past three fiscal years has been in Northern Virginia and Maryland. The Company utilized residential construction loan financing as an entry mechanism into the Northern Virginia and Maryland markets at a time of diminished competition due to savings institution failures, deflated real estate prices and a migration by traditional lending sources away from construction and residential mortgage lending. While the Company's market penetration of the Northern Virginia and Maryland markets in the past three years has been substantial, management is committed to retaining a conservative credit risk profile, and is willing to forego market share to new or returning competitors who may be willing to sacrifice quality to achieve volume goals. Management's adherence to its credit standards could result in reductions in construction loan balances and commitments in future periods. As a percentage of the Company's loan originations, construction and development lending during fiscal year 1998 is not expected to exceed the levels seen in fiscal year 1996. The Company continues to evaluate the feasibility of sustaining or expanding the present construction lending levels.

     The following table summarizes permanent first mortgage and construction loan originations by type of loan for fiscal years 1997, 1996 and 1995:


(In thousands) Years Ended June 30                  1997                   1996                          1995
---------------------------------------------------------------------------------------------------------------------------

                                                           % of                     % of                      % of
                                               Amount      Total       Amount     Total         Amount       Total
---------------------------------------------------------------------------------------------------------------------------
Permanent mortgage loans:
   Fixed rate residential:
     Conventional                                $312,896        39.9%    $317,884      55.4%     $167,204      41.2%
     FHA/VA                                       315,195        40.1      113,185      19.7        85,050      21.0
---------------------------------------------------------------------------------------------------------------------------
     Total fixed rate residential                 628,091        80.0      431,069      75.1       252,254      62.2
---------------------------------------------------------------------------------------------------------------------------

   Adjustable rate residential:
     One year                                      41,259         5.3       46,635       8.1        71,307      17.5
     Three year                                    34,275         4.4       35,106       6.1        11,227       2.8
---------------------------------------------------------------------------------------------------------------------------
     Total adjustable rate residential             75,534         9.7       81,741      14.2        82,534      20.3
---------------------------------------------------------------------------------------------------------------------------

   Fixed rate commercial                            4,154          .5        3,283       0.6             -         -
---------------------------------------------------------------------------------------------------------------------------

   Adjustable rate commercial:
     One year                                           -           -            -         -           804       0.2
     Other                                              -           -            -         -             -         -
---------------------------------------------------------------------------------------------------------------------------
     Total adjustable rate commercial                   -           -            -         -           804       0.2
---------------------------------------------------------------------------------------------------------------------------

Construction loans (1):
   Residential construction                        54,873           -       41,121       7.2        47,451      11.7
   Acquisition, development
     and commercial construction                   22,133           -       16,852       2.9        22,826       5.6
---------------------------------------------------------------------------------------------------------------------------
     Total construction                            77,006         9.8       57,973      10.1        70,277      17.3
---------------------------------------------------------------------------------------------------------------------------

     Total originations and purchases            $784,785       100.0%    $574,066     100.0%     $405,869     100.0%
===========================================================================================================================

(1) Reflects loan balances prior to deduction of undisbursed loan amounts.


     Risks Associated with Mortgage Loan "Pipeline". The Company's mortgage banking activities involve risks of loss if secondary mortgage market interest rates increase or decrease substantially while a loan is in the "pipeline" (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). In order to reduce this interest rate risk, the Company typically enters into forward sales commitments in an amount approximately equal to the closed loans held in inventory, plus a portion of the unclosed loans that the Company has committed to make which are expected to close. Additionally, the Company occasionally purchases over-the-counter options to retire a risk management position in the event the percentage of loans which actually closes differs from the original expectations. Such options provide the owner with the right, but not the obligation, to deliver the underlying financial asset to the transaction's counterparty at a specific price for a specific period of time. In this instance, the financial asset would generally consist of mortgage-backed securities created with securitized originated mortgage loans. The portion of the unclosed loans which the Company commits to sell depends on numerous factors, including the total amount of the Company's outstanding commitments to make loans, the portion of such loans that is likely to close, the timing of such closings, and anticipated changes in interest rates. The Company continually monitors these factors and adjusts its commitments and options positions accordingly.

     Sale of Mortgage Loans. There is an active secondary market for most types of mortgage loans originated by the Company. By originating loans for subsequent sale in the secondary mortgage market, the Company is able to obtain funds which may be used for lending and investment purposes. During fiscal years 1996 and 1995, a large portion of the Company's loans were sold with the Company retaining the rights to service the loans. Since, the quarter ended March 31, 1996, the Company has shifted its business strategy with respect to mortgage loan servicing, and most loan sales during the second half of fiscal year 1996 were on a servicing-released basis. Of total sales of $399,562,000 during fiscal year 1996, the Company sold $82,598,000, or 20.7%, on a servicing-retained basis. By comparison, 38.6% of sales in fiscal year 1995 and 49.2% of sales in fiscal year 1994 were on a servicing-retained basis. See the discussion under "Mortgage Loan Servicing" regarding the Company's sale of substantially all of its servicing rights related to loans serviced for others, in a transaction effective as of April 1, 1996.

     Gains from the sales of mortgage loans and securitized loans were $4,205,000 in fiscal year 1997, an increase of $1,340,000, or 46.8%, over the gains in fiscal year 1996. Gains from such sales in fiscal year 1996 were $2,865,000, an increase of $1,968,000, or 219.4%, from the gains of $897,000 in fiscal year 1995. The substantially higher gains in fiscal year 1997 reflect both the higher loan origination volume and the higher gains from selling loans on a servicing-released basis. Such gains are higher since the servicing component is being sold concurrently with the loan.

     The following table summarizes mortgage loan sales by type of loan for the past three fiscal years. The table does not reflect commitments sold for which mortgage loans had not been delivered and funded at period end.

(In thousands) Years Ended June 30                      1997                    1996                    1995
---------------------------------------------------------------------------------------------------------------------------

                                                             % of                   % of                      % of
                                                 Amount     Total        Amount     Total        Amount      Total
---------------------------------------------------------------------------------------------------------------------------

Fixed rate                                     $378,328        74.0%    $331,434       82.9%    $180,454        69.4%
Adjustable rate                                 132,926        26.0       68,128       17.1       79,556        30.6
---------------------------------------------------------------------------------------------------------------------------
   Total mortgage loans sold                   $511,254       100.0%    $399,562      100.0%    $260,010       100.0%
===========================================================================================================================


     Included in the figures above are mortgage loans which were securitized into mortgage-backed securities in connection with and immediately prior to sale. Securitized loans in the above figures totalled $163,600,000 in fiscal year 1997, $117,913,000 in fiscal year 1996, and $51,905,000 in fiscal year
1995.

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

     Loan servicing income decreased to $92,000 in fiscal 1997 and by $130,000 to $3,056,000 during fiscal year 1996 and increased by $580,000 to $3,186,000 during fiscal year 1995. The increases in mortgage loan servicing income in fiscal year 1995 was due to the increases in mortgage loans serviced for others and the decreases in amortization of excess servicing. The decrease in such income in fiscal year 1997 was due to the sale in the fourth quarter of fiscal 1996 of substantially all loans serviced for others except for $21,164,000 still retained.

     Effective as of April 1, 1996, the Company sold substantially all of its servicing rights related to mortgage loans serviced for others. The transaction generated a pre-tax gain of $6,847,000. The amount of the gain is net of the write-off of $14,000 of unamortized PMSRs and $767,000 of unamortized capitalized excess servicing. The Company's decision to exit the mortgage loan servicing business was driven by the increasing "critical mass" necessary to generate acceptable returns on loan servicing activities. Management believes that the after-tax proceeds of the sale of $4,184,000 can be deployed more efficiently in other areas, and will provide additional capital to enhance the Company's core business activities.

     The following table indicates the components of the Company's mortgage loan servicing portfolio at the indicated dates:


(Dollars in thousands) Years Ended June 30                  1997                    1996                    1995
---------------------------------------------------------------------------------------------------------------------------

                                                           Amount                 Amount                    Amount
---------------------------------------------------------------------------------------------------------------------------

Company's mortgage loan portfolio                        $496,917                $440,062               $   429,438

Serviced for others:
   FNMA                                                     6,081                   7,252                   655,073
   FHLMC                                                   14,789                  13,528                    30,406
   Other investors                                            294                   7,056                    60,214
---------------------------------------------------------------------------------------------------------------------------
   Total serviced for others                               21,164                  27,836                   745,693
---------------------------------------------------------------------------------------------------------------------------

   Total mortgage loans serviced                         $518,081                $467,898                $1,175,131
===========================================================================================================================



     Investments. The table below shows the carrying value of securities at the dates indicated:

(In thousands) June 30                                                      1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------
Held to maturity:
   U.S. government agency                                             $         -        $         -         $15,460
   State and municipal                                                      6,174              6,278           7,630
   Agency mortgage/backed                                                     369                374             593
---------------------------------------------------------------------------------------------------------------------------
     Total held to maturity                                                 6,543              6,652          23,683
---------------------------------------------------------------------------------------------------------------------------

Available for sale:
   FHLB stock                                                               9,078              6,998           7,333
   U.S. government agency notes                                             6,461              6,385               -
   Agency mortgage/backed                                                  12,167             15,320           8,778
---------------------------------------------------------------------------------------------------------------------------
     Total available for sale                                              27,706             28,703          16,111
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                $34,249            $35,355         $39,794
===========================================================================================================================

     The table below shows the weighted average yields and maturities, at carrying value, of securities (excluding the FHLB stock) at June 30, 1997:

(In thousands)
                                                 After One But         After Five But
                             Within One Year    Within Five Years     Within Ten Years        After Ten Years           Total
----------------------------------------------------------------------------------------------------------------------------------

                            Amount     Yield   Amount      Yield       Amount    Yield     Amount        Yield   Amount      Yield
----------------------------------------------------------------------------------------------------------------------------------
Held to maturity:
  State and municipal       $    -       -%    $    -          -%      $   -        -%     $  6,174       5.06%  $  6,174    5.06%
  Other                          -       -          -          -           -        -           379       8.00        369    8.00
----------------------------------------------------------------------------------------------------------------------------------
    Total held to maturity       -       -          -          -           -        -         6,543       5.23      6,543    5.23
----------------------------------------------------------------------------------------------------------------------------------

Available for sale:
  U.S. government agency notes   -       -      3,973       6.52           -        -         2,488       7.00      6,461    6.71
  Agency mortgaged/backed        -       -          -          -           -        -        12,167       7.14     12,167    7.14
----------------------------------------------------------------------------------------------------------------------------------

    Total available for sale     -       _      3,973       6.52           -        -        14,655       7.12     18,628    6.99
----------------------------------------------------------------------------------------------------------------------------------

    Total                  $     -       -%    $3,973       6.52%      $   -        -%      $21,198       6.54%   $25,171    6.53%
==================================================================================================================================


     Noninterest Income. As a result of the Company's sale of substantially the entire loan servicing portfolio in 1996, such loan servicing and fee income declined from $3,050,000 in 1996 to $1,430,000 in 1997 consisting primarily of loan fee income. The gain on the sale of loans and securitized loans increased from $2,865,000 in 1996 to $4,205,000 in 1997. The increase is attributable to a combination of the volume increase in loans originated and sold and the sale of loans with servicing released. Financial service fees increased by $482,000, or 21.0%, in fiscal year 1997, and by $265,000, or 13.1%, in fiscal year 1996, compared to the respective previous years. These year-to-year increases are primarily attributed to the increase in the number of checking accounts resulting from promotional campaigns targeted to the checking product and an increase in ATM fees resulting from the implementation of surcharge fees on certain ATM usages. In addition, financial service fees in fiscal year 1997 included no fees from the Company's previous relationship with INVEST Financial Services, Inc. ("INVEST"), compared to $52,000 in fiscal year 1996 and $155,000 in fiscal year 1995. Such fees are lower in the fiscal year 1996, as compared to the previous year, since rising market interest rates in fiscal year 1995 and 1996 reduced the popularity of mutual fund-type investments in relation to alternative investments such as savings certificates of deposit. Effective as of April 1, 1996, the Company engaged CoreLink Financial, Inc. ("CoreLink") as its broker-dealer for providing mutual funds and other securities products to the Company's customers.

     Sales of real estate owned yielded net gains of $46,000, $279,000 and $282,000 in fiscal years 1997, 1996 and 1995, respectively. The Company recorded losses on the revaluation of real estate owned of $777,000 and $192,000 in fiscal years 1996 and 1995. The Company did not have a revaluation allowance for estimated losses on real estate owned at June 30, 1997.

     Century Title Insurance Agency, Inc. was incorporated in December 1994 as a subsidiary of the Savings Bank. This business unit offers a full range of title insurance products to the general public and enhances the diversification of products to both existing and prospective mortgage loan customers. Its headquarters is based at the Virginia First Mortgage Division in Woodbridge, Virginia. Century Title generated $223,000, $192,000 and $28,000 of gross title fee income in fiscal years 1997, 1996 and 1995, respectively and recorded in other income.

     Other noninterest income in fiscal year 1995 includes a nonrecurring item in the amount of $211,000, which represents the net gain on the sale of the deposit liabilities and subsequent closing of a retail banking branch office location.

     Noninterest Expense. Personnel and related employee benefits expense is the Company's largest non-interest expense. Personnel expense for fiscal year 1997 was $14,149,000, compared with $10,188,000 in fiscal year 1996 and $9,802,000 in fiscal year 1995. The $3,961,000 increases in personnel costs in fiscal year 1997, as compared with fiscal year 1996, includes the $2,488,000 expense applicable to the nonqualified stock options and $751,000 in personnel costs at AFI, since acquisition. Excluding these items, personnel costs increased 7.1% over 1996. The balance of personnel cost increases is primarily attributable to the increased volume in mortgage originations and general merit increases to staff personnel.

     Occupancy expense for the past three fiscal years was $1,777,000, $1,594,000 and $1,451,000, respectively. A portion of the 11.5% increase for fiscal year 1997 and the 9.9% increase for fiscal year 1996 was attributable to the addition of retail banking branch offices.

     Data processing expense for the past three fiscal years was $1,861,000, $1,753,000 and $1,515,000, respectively. The fiscal year 1997 increase of 6.2% was due to general growth in the bank whereas the 1996 increase of 15.7% was due to increased loan and deposit account volume, a mortgage loan tracking system, and local area networking.

     Advertising expense amounted to $858,000, $366,000, and $269,000 for fiscal years 1997, 1996, and 1995, respectively. The increase of $292,000 between 1997 and 1996 is attributable to the advertising costs at AFI. The significant cost of deposit insurance premiums in 1997 is attributable to the one time recapitalization premium of $3,149,000 paid in fiscal year 1997. Other noninterest expense was $4,580,000, $3,492,000, and $2,956,000 in 1997, 1996,
and 1995, respectively. Approximately half ($537,000) of the increase from 1996 to 1997 is applicable to expenses incurred in connection with the anticipated merger with BB&T Corporation.

     Income Taxes. Income tax expense for fiscal year 1997 was $2,876,000, resulting in an effective tax rate of 36.0%. By comparison, the Company had income tax expense of $7,032,000 for an effective tax rate of 36.7% in fiscal years 1996 and $4,992,000 in fiscal year 1995 for an effective tax rate of 39.8%.

     The effective tax rates for the three fiscal years differ from the statutory federal rates. The prohibition against claiming amortization for certain purchase accounting adjustments (goodwill) for income tax purposes tends to increase the effective tax rate, while the effective tax rate tends to be lower due to tax-exempt interest income. The effective rate also provides for state income taxes. As noted earlier, the effective tax rates for fiscal year 1996 was reduced by the receipt of income tax refunds related to the fiscal year ended June 30, 1980.

FINANCIAL CONDITION

     Liquidity and Capital Resources. The primary sources of funding (liquidity) for the Company consist of checking and savings deposits, borrowings from the FHLB and others, and net earnings retained from operations. Deposits totalled $600,205,000 at June 30, 1997, an increase of $26,669,000, or 4.6%, over the
$573,536,000 at June 30, 1996. Certificates of deposit grew by $36,487,000 while checking and money market deposit accounts decreased by $8,311,000 and savings deposits declined by $9,818,000. The movement of customer deposits from the lower rate checking and savings products to the higher rate certificates of deposit products is a continuation of the trend in banking that has occurred over recent years.

     Advances from the FHLB increased by $79,500,000 to $181,552,000 at June 30, 1997, compared with $102,052,000 at June 30, 1996. The increase in these borrowings funded the $46,014,000 increase in loans held for sale and the 11% increase in loans outstandings.

     Standby letters of credit are conditional commitments issued by the Company. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At June 30, 1997, the Company was conditionally committed under standby letters of credit aggregating $20,843,000.

     Due to the relative size of the Company's loan portfolio, the investment portfolio is not a material component of earning assets. Investments (classified as either held to maturity or available for sale) totalled $34,249,000 at June 30, 1997 and $35,355,000 at June 30, 1996. Such balances represented 4.0% and 4.7%, respectively, of total assets at those dates.

     Liquidity is the ability to meet present and future financial obligations, either through the acquisition of additional liabilities or from the sale or maturity of existing assets, with minimal loss. Regulations of the OTS require thrift associations and/or savings banks to maintain liquid assets at certain levels. At present, the required ratio of liquid assets to withdrawable savings and borrowings due in one year or less is 5.0%. At June 30, 1997 and 1996, the Company had liquidity ratios of 4.3% and 5.2%, respectively. The Company's management anticipates that it will be able to maintain its current level of regulatory liquidity during fiscal year 1998.

     At June 30, 1997, the Savings Bank's net worth under generally accepted accounting principles ("GAAP") was $66,492,000. OTS Regulations require that savings institutions maintain the following capital levels: (1) tangible capital of at least 1.5% of total adjusted assets, (2) core capital of 4.0% of total adjusted assets, and (3) overall risk-based capital of 8.0% of total risk-weighted assets. As of June 30, 1997, the Savings Bank satisfied all of the regulatory capital requirements.

     The Company has addressed the phase-out from capital of certain assets. Management believes that there are sufficient alternatives available to enable the Company to remain in compliance with its capital requirements.

     The Savings Bank is a member of the Savings Association Insurance Fund (the "SAIF"). Banks, generally, are members of the Bank Insurance Fund (the "BIF"). Both the SAIF and the BIF are administered by the FDIC. Until recently, deposit insurance premium rates for SAIF and BIF members were comparable. On August 8, 1995, the FDIC announced that the BIF had reached a reserve ratio of 1.25% of insured deposits, and it reduced the BIF annual deposit premium for well capitalized banks to $0.04 per $100 of insured deposits. The majority of BIF member banks paid no deposit premiums since 1996. Due to the undercapitalized nature of the SAIF, and the current expectation that the SAIF will not reach a 1.25% reserve ratio until 2002, the FDIC retained the $0.23 to $0.31 per $100 of deposits premium rate structure for all SAIF-insured institutions. In response to concerns raised regarding the disparity in BIF and SAIF insurance rates, the FDIC, the OTS, the Treasury Department, and the thrift industry considered a number of legislative solutions to the problem that would recapitalize the SAIF and either reduce or eliminate the disparity between BIF and SAIF insurance rates once the SAIF becomes fully capitalized.

     In September, 1996, Congress passed legislation authorizing the Board of Directors of the FDIC to impose a one-time special assessment at a rate sufficient to bring the reserve ratio of the SAIF to 1.25% of insured deposits. The one-time special assessment charged the Company in December was $3,149,000. Thereafter, the Company's deposit insurance premium dropped from $.23 to $.065 per $100 of insured deposits.

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

     The following table sets forth information regarding non-accrual loans and real estate owned held by the Company at the dates indicated:

(In thousands) June 30                        1997            1996              1995            1994         1993
---------------------------------------------------------------------------------------------------------------------------
Non-accrual loans:
   Residential mortgage                        $  7,419         $ 5,029         $ 3,415        $ 3,705       $ 4,544
   Commercial mortgage                            1,061           1,827           2,068          2,718         2,287
   Construction                                   3,092           2,747           3,259              -             -
   Consumer non-mortgage                            507           1,342             545            346           347
---------------------------------------------------------------------------------------------------------------------------
   Total non-accrual loans                       12,079          10,945           9,287          6,769         7,178

   Specific loss allowances                           -            (646)           (768)        (1,046)         (518)
---------------------------------------------------------------------------------------------------------------------------
     Total non-accrual loans, net                12,079          10,299           8,519          5,723         6,660
---------------------------------------------------------------------------------------------------------------------------

Real estate acquired through foreclosure:
   One to four family residential units           5,903           2,319           2,576          3,359         1,789
   Residential lots or projects                     934           2,004             106            137           141

   Shopping/retail centers                          623           1,727             672            672         4,426

   Office buildings                                   -               -             188              -         1,005

   Commercial land                                  187             192             351            350           159
---------------------------------------------------------------------------------------------------------------------------
   Total real estate acquired through foreclosure 7,647           6,242           3,893          4,518         7,520

   Specific and general allowances for losses         -            (889)           (637)          (615)       (2,134)
---------------------------------------------------------------------------------------------------------------------------
     Total real estate acquired through
        foreclosure, net                          7,647           5,353           3,256          3,903         5,386

---------------------------------------------------------------------------------------------------------------------------

   Total non-performing assets                  $19,726         $15,652         $11,775        $ 9,626       $12,046
===========================================================================================================================

Non-accrual loans to total loans                   1.76%           1.67%           1.47%          1.18%         1.82%

Total non-performing assets to sum of
   loans and net real estate acquired
   through foreclosure                             2.85%           2.52%           2.02%          1.96%         3.25%

Total non-performing assets
   to total assets                                 2.30%           2.10%           1.70%          1.65%         2.15%
===========================================================================================================================


     The net amount of interest income foregone during fiscal years 1997, 1996 and 1995 on loans classified as non-performing was $576,000, $263,000, and $250,000 respectively.

     The  following   table   summarizes  all  real  estate   acquired   through
foreclosure, by property type, at June 30, 1997:


                                                                Number        Original                       Net
(Dollars in thousands)                                         of Units         Basis      Allowances    Investment
---------------------------------------------------------------------------------------------------------------------------

One to four family residential units                               25          $5,903      $  -            $5,903
Residential lots or projects                                        5             934         -               934
Shopping/retail centers                                             2             623         -               623
Commercial land                                                     1             187         -               187
---------------------------------------------------------------------------------------------------------------------------
                                                                   33           7,647         -             7,647
General loss allowance                                              -               -         -                 -
---------------------------------------------------------------------------------------------------------------------------
   Total real estate acquired through foreclosure                  33          $7,647      $  -            $7,647
===========================================================================================================================

     Potential problem loans consist of loans that are currently performing in accordance with contractual terms but for which potential operating or financial concerns of the obligors have caused management to have serious doubts regarding the ability of such obligors to continue to comply with present repayment terms. At June 30, 1997, such potential problem loans that are not included in the above tables as nonperforming amounted to approximately $4.3 million.

NEW ACCOUNTING STANDARDS

     In May 1995, SFAS No. 122, "Accounting for Mortgage Servicing Rights", was issued. SFAS 122 became effective for fiscal years beginning after December 15, 1995, with earlier adoption allowed. The Statement requires that the cost of mortgage loans originated or purchased with a definitive plan to sell the loans and retain the servicing rights, be allocated between the loans and servicing rights based on their estimated values at the purchase or origination date. Upon the sales of the loans, additional income may be recognized resulting from a lower adjusted cost basis on the mortgage loans sold. The servicing rights asset is amortized over the life of the servicing revenue stream, and thus has the effect of reducing loan servicing income in future periods. The Company adopted SFAS 122 effective July 1, 1996. The new accounting standard has had no material adverse effect on the Company's operations or financial condition.

     In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation", was issued. SFAS 123 prescribes accounting and reporting standards for all stock-based compensation plans. The new standard allows companies to continue to follow present accounting rules which often result in no compensation expense being recorded or to adopt the SFAS123 fair-value-based method. The fair-value-based method will generally result in higher compensation expense based on the estimated fair value of stock-based awards on the grant date. Companies electing to continue following present accounting rules will be required to provide pro-forma disclosures of net earnings and earnings per share as if the fair-value-based method had been adopted. The Company intends to continue following present accounting rules.

     In June 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. The new standard is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. SFAS No. 125 supercedes SFAS No. 122. Earlier or retroactive application is not permitted. Specific transition provisions apply to servicing contracts in existence before January 1, 1997 and certain financial assets subject to prepayment. SFAS 125 provides accounting and reporting standards based on consistent application of the "financial-components approach" that focuses on control. Under the approach, after a transfer of assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. It provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Implementation guidance is provided for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements, including "dollar rolls", "wash sales", loan syndications and participations, risk recourse, and extinguishments of liabilities. The Company's adoption of SFAS 125 is not expected to have a material adverse effect on the financial condition and results of operations of the Company.

     In February 1997, SFAS No. 128, Earnings Per Share was issued. The Statement supersedes APB No. 15 and AICPA Accounting Interpretations 1-102 of Opinion 15. It replaces the presentation of primary earnings per share (EPS) with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entries with complex capital structures. Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and then shared in the earnings of the entity. This statement is effective for financial statements issued for periods ending after December 15, 1997. Earlier application is not permitted, however, an entity is permitted to disclose proforma amounts computed using this Statement in the notes to financial statements in periods prior to required adoption. On a proforma basis, if the Company had adopted this Statement at June 30, 1997, basic EPS would have been $.89 for fiscal year 1997 and diluted EPS would have been $.87 per share.

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




         /s/ Charles A. Patton                       /s/ William J. Vogt

         Charles A. Patton                           William J. Vogt
         President and                               Senior Vice President
         Chief Executive Officer                     and Chief Financial Officer

INDEPENDENTS AUDITOR'S REPORT


The Board of Directors
Virginia First Financial Corporation
Petersburg, Virginia


     We have audited the accompanying consolidated statements of financial condition of Virginia First Financial Corporation and subsidiaries (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Virginia
First Financial Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP

Richmond, Virginia
August 14, 1997

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


(In thousands, except share data) June 30                                                1997                  1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
   Cash and cash equivalents (includes interest bearing deposits of
     $15,978 in 1997 and $12,270 in 1996)                                              $ 26,738             $  24,575
   Securities held to maturity
     (fair value $6,609 in 1997 and $6,660 in 1996) (note 2)                              6,543                 6,652
   Securities available for sale (note 3)                                                27,706                28,703
   Loans, net of unearned income and discounts (note 4)                                 685,366               623,081
   Less: allowance for loan losses                                                       (9,295)               (7,527)
---------------------------------------------------------------------------------------------------------------------------
     Net loans                                                                          676,071               615,554
   Loans held for sale                                                                   92,495                46,481
   Real estate owned, net (note 5)                                                        7,647                 5,353
   Office properties and equipment, net (note 6)                                          9,644                 8,780
   Accrued interest receivable, net                                                       5,781                 5,292
   Other assets                                                                           5,778                 5,477
---------------------------------------------------------------------------------------------------------------------------

     Total assets                                                                      $858,403              $746,867
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Deposits (note 7)                                                                   $600,205              $573,536
   Notes payable and other borrowings (note 8)                                              611                   639
   Advances from Federal Home Loan Bank (note 9)                                        181,552               102,052
   Advance payments by borrowers for taxes and insurance                                  3,397                 2,169
   Accrued expenses and other liabilities                                                 6,146                 7,475
---------------------------------------------------------------------------------------------------------------------------

     Total liabilities                                                                  791,911               685,871
---------------------------------------------------------------------------------------------------------------------------

   Stockholders' equity (notes 10, 11, and 13):
   Preferred stock of $1 par value.  Authorized 5,000,000 shares; none issued                                       -
   Common stock of $1 par value.  Authorized 20,000,000 shares; issued and
     outstanding 5,810,462 shares in 1997 and 5,740,503 shares in 1996                    5,810                 5,740
   Additional paid-in capital                                                             9,115                 8,439
   Retained earnings-substantially restricted                                            51,478                46,943
   Net unrealized gain (loss) on securities available for sale                               89                  (126)
---------------------------------------------------------------------------------------------------------------------------

     Total stockholders' equity                                                          66,492                60,996
---------------------------------------------------------------------------------------------------------------------------

   Commitments and contingencies (notes 6, 10, 12, and 15)

     Total liabilities and stockholders' equity                                        $858,403              $746,867
---------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS


(In thousands, except share data) Years Ended June 30                1997                   1996                 1995
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
   Loans and loans available for sale                             $62,640                $56,368              $50,685
   Securities and held to maturity                                    778                    519                  578
   Securities available for sale                                    1,764                  1,460                1,798
   Other interest-earning assets                                      949                    694                  464
---------------------------------------------------------------------------------------------------------------------------
     Total interest income                                         66,131                 59,041               53,525
---------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
   Deposits (note 7)                                               27,645                 26,333               20,679
   Borrowings                                                       7,966                  5,989                6,952
---------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                        35,611                 32,322               27,631
---------------------------------------------------------------------------------------------------------------------------
     Net interest income                                           30,520                 26,719               25,894
   Provision for loan losses (note 4)                               2,347                  2,429                1,390
---------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses           28,173                 24,290               24,504
---------------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
   Gain on sale of loans and securitized loans, net                 4,205                  2,865                  897
   Loan servicing and fee income                                    1,430                  3,056                3,186
   Gain on sale of loan servicing rights                                -                  6,847                   14
   Gain (loss) on sale of investment securities                         -                      4                 (103)
   Financial service fees                                           2,775                  2,293                2,028
   Gain on sale of real estate owned                                  260                    279                  282
   Loss on revaluation of real estate owned                          (214)                  (777)                (192)
   Other                                                              283                    346                  338
---------------------------------------------------------------------------------------------------------------------------
     Total noninterest income                                       8,739                 14,913                6,450
---------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE
   Personnel                                                       14,149                 10,188                9,802
   Occupancy, net                                                   1,777                  1,594                1,451
   Equipment                                                        1,521                  1,216                1,125
   Advertising                                                        858                    366                  269
   Federal deposit insurance premiums                               3,912                  1,173                1,047
   Data processing                                                  1,861                  1,753                1,515
   Amortization of intangibles                                        266                    247                  247
   Other                                                            4,580                  3,492                2,956
---------------------------------------------------------------------------------------------------------------------------
     Total noninterest expense                                     28,924                 20,029               18,412
---------------------------------------------------------------------------------------------------------------------------
     Earnings before income tax expense                             7,988                 19,174               12,542
   Income tax expense (note 10)                                     2,876                  7,032                4,992
---------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                $  5,112                $12,142              $ 7,550
===========================================================================================================================
     Net earnings per share (note 11)                            $    .87                $  2.09             $   1.33
===========================================================================================================================
     Average common and common equivalent shares outstanding    5,854,732              5,809,410            5,676,406
===========================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



(In thousands, except share data) Years Ended June 30, 1997, 1996 and 1995
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                              Net
                                                                                                           Unrealized
                                                                                               Retained  Gain (Loss) on
                                                                               Additional    Earnings -    Securities        Total
                                                   Common Stock                   Paid-in  Substantially    Available  Stockholders'
                                                         Shares        Amount     Capital    Restricted     for Sale         Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1994                                   5,367,448      $5,368      $7,967      $ 28,045       $(301)      $ 41,079
     Net earnings                                                -           -           -         7,550           -          7,550
     Cash dividends ($.05 per share)                             -           -           -          (275)          -           (275)
     Common stock issued due to
         exercise of stock options                         202,188         202         111          (101)          -            212
     Change in net unrealized
         loss on securities
         available for sale, net of
         income taxes of $125                                    -           -           -             -         206            206
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1995                                   5,569,636       5,570       8,078        35,219         (95)        48,772
     Net earnings                                                -           -           -        12,142           -         12,142
     Cash dividends ($.07 per share)                             -           -           -          (395)          -           (395)
     Common stock issued due to
         exercise of stock options                         145,370         145         179           (10)          -            314
     Common stock issued under
         incentive compensation plan                        25,314          25         180           (13)        192
     Common stock issued under
         dividend reinvestment
         and stock purchase plan                               183           -           2             -           2
     Change in net unrealized
         loss on securities
         available for sale, net of
         income taxes of $19                                     -           -           -             -         (31)           (31)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1996                                   5,740,503       5,740       8,439        46,943        (126)        60,996
     Net earnings                                                -           -           -         5,112           -          5,112
     Cash dividends ($.10 per share)                             -           -           -          (577)          -           (577)
     Common stock issued due to
         exercise of stock options                          45,000          45         270             -           -            315
     Common stock issued under
         incentive compensation plan                         9,210           9         116             -           -            125
     Common stock issued under
         dividend reinvestment
         and stock purchase plan                            15,749          16         290             -           -            306
     Change in net unrealized
         gain (loss) on securities
         available for sale, net of
         income taxes of $82                                     -           -           -             -         215            215
-----------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997                                   5,810,462      $5,810      $9,115      $ 51,478       $  89       $ 66,492
===================================================================================================================================



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS




(In thousands) Years Ended June 30                                                    1997                1996                1995
----------------------------------                                                    ----                ----                ----
OPERATING ACTIVITIES
Net earnings                                                                        $   5,112          $  12,142          $   7,550
Adjustments to reconcile net earnings to net
     cash provided by operating activities
     Depreciation and amortization                                                      1,355              1,143              1,044
     Provision for loan losses and losses on real estate owned                          2,561              3,206              1,582
     Loans held for sale:
          Originations and purchases                                                 (553,064)          (386,178)          (231,122)
          Gain on sales                                                                (4,204)            (2,865)              (911)
          Proceeds from sales                                                         511,254            378,104            224,434
     Losses (gains) on securities available for sale                                      -                   (4)               103
     Increase in other assets                                                          (1,056)            (1,716)            (3,281)
     (Decrease) increase in accrued expenses and other liabilities                     (1,329)             3,834                228
     Other net                                                                              0                506                383
                                                                                    ---------          ---------          ---------
          Net cash (used)/provided by operating activities                            (39,371)             8,172                 10
                                                                                    ---------          ---------          ---------

INVESTING ACTIVITES
Net increase in loans                                                                 (62,864)           (42,850)           (97,343)
Securities held to maturity:
     Principal collected                                                                  109              1,352                263
Securities available for sale:
     Purchases                                                                        (19,900)           (27,376)           (13,757)
     Net proceeds from sales                                                           16,257              3,974              7,252
     Principal collected                                                                4,855             25,658              5,483
Net (increase) decrease real estate owned                                              (2,508)             2,439              1,896
Office properties and equipment:
     Purchases                                                                         (1,954)              (818)            (1,030)
     Proceeds from sales                                                                    2                 13                  1
                                                                                    ---------          ---------          ---------
          Net cash used in investing activities                                       (66,003)           (37,608)           (97,235)
                                                                                    ---------          ---------          ---------

FINANCING ACTIVITIES
Net increase (decrease) in savings, checking and
      money market deposit accounts                                                    (2,385)            18,194            (48,778)
Net increase in certificates of deposit                                                29,054             51,675             95,725
Borrowings resulting from:
     Securities sold under agreements to repurchase                                    18,544              5,962             18,661
     Advances from Federal Home Loan Bank                                             353,900            292,544            185,478
     Other                                                                             18,910             13,379             12,745
Repayments of borrowings attributable to:
     Securities sold under agreements to repurchase                                   (18,544)            (5,962)           (18,661)
     Advances from Federal Home Loan Bank                                            (274,400)          (325,150)          (130,692)
     Other                                                                            (18,938)           (13,297)           (12,738)
Net increase (decrease) in mortgage escrow funds                                        1,228                (85)               308
Proceeds from issuance of common stock                                                    745                508                212
Cash dividends paid                                                                      (577)              (395)              (275)
                                                                                    ---------          ---------          ---------
          Net cash provided by financing activities                                   107,537             37,373            101,985
                                                                                    ---------          ---------          ---------
Net increases in cash and cash equivalents                                              2,163              7,937              4,760
Cash and cash equivalents at beginning of year                                         24,575             16,638             11,878
                                                                                    ---------          ---------          ---------
Cash and cash equivalents at end of year                                            $  26,738          $  24,575          $  16,638
                                                                                    ---------          ---------          ---------

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
Cash payments of interest                                                           $  35,377          $  33,972          $  27,154
                                                                                    ---------          ---------          ---------
Cash payments of income taxes                                                       $   7,435          $   4,782          $   4,924
                                                                                    =========          =========          =========



          See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Investment Securities
     The Company classifies its debt and marketable equity securities as either held to maturity or available for sale.

     Securities classified as "held to maturity" are stated at cost and adjusted for amortization of premiums or accretion of discounts using the level yield method. The carrying value of these assets is not adjusted for temporary declines in fair value since the Company has the positive intent and ability to hold them to their maturities.

     Securities classified as "available for sale" are stated at fair value with unrealized holding gains and losses excluded from earnings and reported as a net amount, net of related income taxes, as a separate component of stockholders' equity until realized. Such identification as available for sale is made at time of purchase. Adjustments to fair value, below amortized or accreted cost, that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis. Realized gains and losses are derived using the specific identification method for determining the cost of securities sold. The Company does not have securities classified as "trading". The Company's investment in the stock of the Federal Home Loan Bank ("FHLB") of Atlanta is stated at cost.

     Mortgage-backed securities are comprised of mortgage participation certificates guaranteed by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), and also include Collateralized Mortgage Obligations ("CMO").

Loans and Loans Held for Sale
     Loans consist primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property and commercial property located predominantly in the states of Virginia and Maryland. Loans are recorded at cost. The Company has the positive intent and ability to hold these loans to maturity. Discounts and premiums on purchased loans are amortized over their estimated remaining lives using the level yield method. Interest on loans is recognized based on the level yield method.

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

     At the time of origination or purchase, the Company identifies loans which may be sold prior to maturity. These loans have been classified as loans held for sale and are recorded at the lower of cost, adjusted for amortization of premiums and accretion of discounts, or market value. Adjustments to market value, below amortized or accreted cost are reflected in the consolidated statements of operations as gains and losses on the sale of loans held for sale. Gain or loss on the sale of loans is based on the specific identification method.

Loan Sales and Servicing
      The Company sells loans on an individual loan basis or securitizes loans through the creation of FNMA and FHLMC mortgage-backed securities. The securities created by securitized loans originated by the Company are immediately sold to various investors. In the event the Company holds such a security as of the end of an accounting period, it is treated as a trading security and is recorded at fair value with unrealized holding gains and losses included in earnings.

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

Impaired Loans
     Effective July 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". SFAS 114, as amended by SFAS 118, requires that an impaired loan be measured based upon the present value of expected future cash flows discounted at the effective interest rate of the loan, or at the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that a creditor will be unable to collect all interest and principal payments as scheduled in the loan agreement. The initial adoption of SFAS114 and 118 did not require an addition to the allowance for loan losses. Interest income is recognized on the cash basis for impaired loans.

Securities Sold Under Agreements to Repurchase
     The Company periodically enters into sales of securities under agreements to repurchase. Fixed-coupon agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are typically delivered to the dealers who arrange the transactions. The dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell the Company identical or substantially the same securities at the maturities of the agreements. There were no such agreements in effect at June 30, 1997 or 1996.

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

Depreciation and Amortization
     Office properties and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or the term of the lease. Estimated useful lives are three to seven years for furniture, fixtures, equipment and vehicles and ten to 39 years for buildings and improvements.

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

Excess of Cost Over Fair Value of Tangible Net Assets Acquired
     Included in other assets is the excess of cost over the estimated fair value of tangible net assets acquired in business combinations and branch purchases totalling $2,251,000 and $1,983,000 at June 30, 1997 and 1996,
respectively. Such amounts are amortized using the straight-line method over the periods estimated to be benefited, 11 years for identifiable intangibles and 15 to 20 years for unidentifiable intangibles.

Cash and Cash Equivalents
     The Company considers cash on hand, amounts due from banks, certificates of deposit, and federal funds sold as cash equivalents.

Reclassifications
     Certain amounts in the consolidated financial statements for fiscal years 1996 and 1995 have been reclassified to conform to classifications adopted in fiscal year 1997.


2. SECURITIES HELD TO MATURITY

     The amortized cost, fair value and gross unrealized gains and losses of the Company's securities held to maturity are as follows:

                                                                              Gross              Gross
                                                          Amortized       Unrealized          Unrealized       Fair
(In thousands)                                              Cost             Gains              Losses         Value
---------------------------------------------------------------------------------------------------------------------------
June 30, 1997
Municipal bonds                                            $6,174              $52              $  -          $6,226
Federal agency mortgage-backed                                369               14                 -             383
---------------------------------------------------------------------------------------------------------------------------
   Total                                                    6,543              $66              $  -          $6,609
---------------------------------------------------------------------------------------------------------------------------

June 30, 1996
Municipal bonds                                            $6,278             $  -              $  -          $6,278
Federal agency mortgage-backed                                374                8                 -             382
---------------------------------------------------------------------------------------------------------------------------
   Total                                                   $6,652             $  8              $  -          $6,660
===========================================================================================================================

3. SECURITIES AVAILABLE FOR SALE

     The amortized cost, fair value, and gross unrealized gains and losses of the Company's securities available for sale are as follows:

                                                                              Gross            Gross
                                                         Amortized         Unrealized       Unrealized         Fair
(In thousands)                                             Cost               Gains           Losses           Value
---------------------------------------------------------------------------------------------------------------------------
June 30, 1997
FHLB stock                                               $  9,078           $    -             $   -        $  9,078
Federal agency notes                                        6,453                8                 -           6,461
Federal agency mortgage-backed                             12,032              135                 -          12,167
---------------------------------------------------------------------------------------------------------------------------
   Total                                                 $ 27,563           $  143             $   -        $ 27,706
===========================================================================================================================

June 30, 1996
FHLB stock                                               $  6,998           $    -             $   -        $  6,998
Federal agency notes                                        6,440                -                55           6,385
Federal agency mortgage-backed                             15,468                -               148          15,320
---------------------------------------------------------------------------------------------------------------------------
   Total                                                 $ 28,906           $    -             $ 203        $ 28,703
===========================================================================================================================


     The table below shows the maturities of investment securities at June 30, 1997, excluding the FHLB stock.


                                                                                            Amortized          Fair
(in thousands)                                                                                Cost             Value
---------------------------------------------------------------------------------------------------------------------------
Held to maturity:
   After five but within ten years                                                       $         -     $         -
   After ten years                                                                             6,543           6,609
---------------------------------------------------------------------------------------------------------------------------
     Total held to maturity                                                                    6,543           6,609
---------------------------------------------------------------------------------------------------------------------------


Available for sale:
   Within one year                                                                                 -               -
   After one but within five years                                                             3,953           3,973
   After five but within ten years                                                            14,532          14,655
---------------------------------------------------------------------------------------------------------------------------
     Total available for sale                                                                 18,485          18,628
---------------------------------------------------------------------------------------------------------------------------
     Total                                                                                   $25,028         $25,237
===========================================================================================================================

     Proceeds from sales of securities available for sale during fiscal year 1997 were $16,257,000 resulting in no gain or loss; for fiscal year 1996 there were $3,974,000 in sales resulting in gross gains of $4,000 and proceeds from such sales during fiscal year 1995 were $7,252,000 resulting in gross losses of $103,000.

4. LOANS

     Loans are summarized as follows:

(In thousands) June 30                                                                  1997                  1996
---------------------------------------------------------------------------------------------------------------------------
First mortgage loans:
   Residential                                                                         $360,432             $347,640
   Commercial                                                                            46,796               48,722
   Construction                                                                         141,982              121,375
---------------------------------------------------------------------------------------------------------------------------
     Total first mortgage loans                                                         549,210              517,737
---------------------------------------------------------------------------------------------------------------------------
Second mortgage loans                                                                    53,827               47,434
Loans on savings accounts                                                                 2,190                1,691
Consumer loans                                                                           83,332               59,185
---------------------------------------------------------------------------------------------------------------------------
   Gross loans                                                                          688,559              626,047
Less:
   Unearned discount                                                                        581                  301
   Deferred income                                                                        2,612                2,665
---------------------------------------------------------------------------------------------------------------------------
   Loans                                                                                685,366              623,081
     Allowance for loan losses                                                            9,295                7,527
---------------------------------------------------------------------------------------------------------------------------
     Total loans, net                                                                  $676,071             $615,554
===========================================================================================================================


     At June 30, 1997 and 1996, mortgage loans held for investment with unpaid principal balances totaling $10,352,000 and $9,603,000, respectively, were contractually delinquent as to principal or interest for ninety days or more. As of June 30, 1997, the Company had no restructured loans subject to special reporting rules. There were no material commitments to lend additional funds to customers whose loans were classified as non-performing at June 30, 1997.

     Construction loans and commercial real estate mortgage loans on which the recognition of interest has been discontinued amounted to $4,153,000 at June 30, 1997, $4,574,000 at June 30, 1996 and $5,327,000 at June 30, 1995. Interest
income that would have been recorded under the original terms of such loans and the interest income actually recognized for the past three fiscal years are summarized below:

(In thousands) Years Ended June 30                                   1997                  1996                  1995
---------------------------------------------------------------------------------------------------------------------------
Interest income that would have been recorded                        $650                  $411                  $583
Interest income recognized                                            332                   207                   378
---------------------------------------------------------------------------------------------------------------------------
   Interest income foregone                                          $318                  $204                  $205
===========================================================================================================================


     Interest due on first mortgage loans sixty days or more delinquent at June 30, 1997 and 1996 amounted to $409,000 and $626,000, respectively. An allowance of $409,000 and $549,000 at June 30, 1997 and 1996, respectively, was provided for the potential loss of interest on such mortgage loans contractually delinquent for more than ninety days.

   Activity in the allowance for losses on installment loans and real estate loans is summarized as follows:

                                                                Installment           Real Estate
(In thousands)                                                     Loans                 Loans                Total
---------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1994                                            $   975               $ 4,636              $ 5,611
   Provision                                                          396                   994                1,390
   Charge-offs                                                       (205)                 (467)                (672)
   Recoveries                                                          44                     -                   44
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                                              1,210                 5,163                6,373
Provision                                                             336                 2,093                2,429
   Charge-offs                                                       (257)               (1,079)              (1,336)
   Recoveries                                                          61                     -                   61
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996                                              1,350                 6,177                7,527
   Provision                                                          421                 1,926                2,347
   Charge-offs                                                       (466)                 (183)                (649)
   Recoveries                                                          70                     -                   70
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                                             $1,375                $7,920               $9,295
===========================================================================================================================


     At June 30, 1997 and June 30, 1996, the recorded investment in loans which have been identified as impaired, in accordance with SFAS 114, totalled $4,153,000 and $5,134,000, respectively. SFAS 114 does not apply to larger groups of homogenous loans such as consumer installment and residential mortgage loans, which are collectively evaluated for impairment. The Company's impaired loans are nonaccrual loans, as generally loans are placed on nonaccrual status on the earlier of the date that principal or interest amounts are 90 days or more past due or the date that collection of such amounts is judged uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Impaired loans at June 30, 1997 were comprised of $1,061,000 of commercial loans and $3,092,000 of construction loans. None of the Company's impaired loans had a valuation allowance at June 30, 1997. All impaired loans were measured based on the fair value of the collateral.


5. REAL ESTATE OWNED, NET

     Real estate owned is summarized as follows:


(In thousands) June 30                                                                   1997                  1996
---------------------------------------------------------------------------------------------------------------------------
Residential properties                                                                   $6,837               $4,323
Commercial properties                                                                       810                1,919
---------------------------------------------------------------------------------------------------------------------------
                                                                                          7,647                6,242
Less allowance for losses                                                                     -                 (889)
---------------------------------------------------------------------------------------------------------------------------
   Total real estate owned, net                                                          $7,647               $5,353
===========================================================================================================================

     Activity in the allowance for losses on real estate owned is summarized as follows:

                                                                 Residential             Commercial
(In thousands)                                                    Properties             Properties            Total
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1994                                                428                   187                  615
   Provision                                                          152                    40                  192
   Charge-offs                                                       (170)                    -                 (170)
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                                                410                   227                  637
   Provision                                                          771                     6                  777
   Charge-offs                                                       (404)                 (121)                (525)
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996                                                777                   112                  889
   Provision                                                           14                   200                  214
   Charge-offs                                                       (791)                 (312)              (1,103)
---------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997                                                 $0                    $0                   $0
===========================================================================================================================


     Non-cash additions to real estate owned were $7,418,000, $8,721,000, and $2,349,000 in the fiscal years ended June 30, 1997, 1996 and 1995, respectively.


6. OFFICE PROPERTIES AND EQUIPMENT, NET

     Office properties and equipment are summarized as follows:

(In thousands) June 30                                                                   1997                 1996
---------------------------------------------------------------------------------------------------------------------------
Land                                                                                     $2,275              $ 2,275
Buildings and improvements                                                                7,775                7,589
Furniture, fixtures and equipment                                                         6,849                5,155
Vehicles                                                                                    172                  128
---------------------------------------------------------------------------------------------------------------------------
                                                                                         17,071               15,147
Less accumulated depreciation and amortization                                           (7,427)              (6,367)
---------------------------------------------------------------------------------------------------------------------------
   Total                                                                                 $9,644              $ 8,780
===========================================================================================================================



     Depreciation and amortization expense on office properties and equipment totaled $1,089,000, $896,000, and $797,000 for the years ended June 30, 1997,
1996 and 1995, respectively.

     The Company occupies certain properties under long-term operating lease agreements. Rental expenses under these agreements approximated $813,000, $594,000, and $578,000 for fiscal years 1997, 1996 and 1995, respectively. Scheduled minimum rental payments on these noncancelable long-term operating lease commitments at June 30, 1997 were as follows (in thousands):

                            Minimum
                            Year Ending                    Rental
                            June 30                       Payments
                         ------------------------------------------
                               1998                          $685
                               1999                           586
                               2000                           483
                               2001                           442
                               2002                           372
                             Later years                    1,643
                          -----------------------------------------
                               Total                       $4,211
                          =========================================

7. DEPOSITS

     A summary of deposits follows:

(In thousands) June 30                                  1997                                    1996
---------------------------------------------------------------------------------------------------------------------------
                                                      Weighted                                Weighted
                                                       Average     Range of                    Average    Range of
                                                      Interest     Interest                   Interest    Interest
                                           Cost         Rate        Rates           Cost        Rate        Rates
---------------------------------------------------------------------------------------------------------------------------

Checking accounts                       $  65,338         1.07%   0.00%-5.00%    $  69,878        1.14%   0.00%-5.00%
Money market deposit accounts              63,477         4.17    2.45%-4.50%       67,248        4.28    2.45%-4.50%
Savings deposits                           67,317         3.42    1.00%-3.50%       68,824        3.35    1.00%-3.50%
Certificates                              404,073         5.71    2.25%-9.50%      367,586        5.77    2.25%-9.50%
---------------------------------------------------------------------------------------------------------------------------
  Total deposits                         $600,205         4.78%                   $573,536        4.74%
===========================================================================================================================


     Scheduled maturities of certificates of deposit at June 30, 1997 were as follows (in thousands):


                                                     Amount
               ---------------------------------------------------
                        1998                        $271,611
                        1999                          51,445
                        2000                          49,253
                        2001                          10,536
                        2002                          19,875
                     Thereafter                        1,353
               ----------------------------------------------------
                        Total                       $404,073
               ====================================================


     Certificates of deposit with balances greater than $100,000 at June 30, 1997 and 1996 were $54,077,000 and $46,779,000, respectively. A summary of such certificates of deposit by maturity at June 30,1997 follows (in thousands):

                                                          Amount
             ---------------------------------------------------------
                     Within three months                 $10,209
              After three but within six months            6,593
              After six but within twelve months          18,772
                     After twelve months                  18,503
             ----------------------------------------------------------
                            Total                        $54,077
             ==========================================================


     Interest expense on deposits is summarized as follows:

(In thousands) Years Ended June 30             1997         1996          1995
-------------------------------------------------------------------------------

Checking and money market deposit accounts    $ 3,395     $  3,376     $  3,082
Savings deposits                                2,306        2,349        3,087
Certificates                                   21,944       20,608       14,510
-------------------------------------------------------------------------------
   Total interest expense on deposits         $27,645      $26,333      $20,679
===============================================================================

8. NOTES PAYABLE AND OTHER BORROWINGS

     At June 30, 1997 and 1996, notes payable and other borrowings consisted of U.S. Treasury tax and loan notes, collateralized by FNMA and FHLMC participation certificates. At June 30, 1997, the FNMA and FHLMC participation certificates had an aggregate carrying value of $918,000 and a fair value of $921,000.

     During the fiscal years ended June 30, 1997, 1996 and 1995, the Company sold securities under agreements to repurchase. The securities were surrendered to a financial intermediary during the periods in which the repurchase agreements were in effect. However, there were no outstanding obligations to repurchase securities as of June 30, 1997 or 1996. Selected information on agreements to repurchase follows:

(In thousands)
                               Daily         Maximum Amount
Years                     Average Amount     Outstanding at    Weighted Average
Ended                       Outstanding       Any Month-End      Interest Rate
June 30                    For the Year      During the Year     For the Year
-------------------------------------------------------------------------------

1997                          $    -            $     -                    -%
1996                              16                  -                 5.35
1995                          $8,547            $13,996                 6.04
===============================================================================


     Interest expense on notes payable and other borrowings totalled $294,000, $21,000, and $538,000 in fiscal years 1997, 1996 and 1995, respectively.


9. ADVANCES FROM FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank ("FHLB") of Atlanta are summarized below by maturity date:

(In thousands)

Due in Years                                        June 30, 1997                             June 30, 1996
Ending June 30                               Amount        Interest Rates              Amount        Interest Rates
---------------------------------------------------------------------------------------------------------------------------

1997                                        $167,000         5.26% - 6.48%             $  60,000       5.47% - 7.15%
1998                                               -                    -                  2,500               5.26%
1999                                           6,500         5.79% - 7.20%                25,000               4.75%
2000                                           5,000                 6.23%                 6,500       5.79% - 7.20%
2001                                           2,500                 6.10%                 5,000               6.23%
Later years                                      552                 2.00%                 3,052       2.00% - 6.10%
---------------------------------------------------------------------------------------------------------------------------
   Total                                    $181,552                                    $102,052
===========================================================================================================================
Weighted Average
   Interest Rate                                6.29%                                       5.55%
---------------------------------------------------------------------------------------------------------------------------

     At June 30, 1997, the Company has pledged its FHLB stock and qualifying residential loans with an aggregate balance of $242,176,000 as collateral for such Federal Home Loan Bank advances under a specific collateral agreement. Interest is computed based on the lender's prime rate of interest and the cost of overnight funds.

     Interest expense on FHLB advances totalled $7,672,000, $5,968,000, and $6,414,000 in the fiscal years ended June 30, 1997, 1996 and 1995, respectively.

10.  INCOME TAXES

     Prior to 1996, the Internal Revenue Code provided that a qualified savings institution could compute its bad debt reserve, and the related deduction for income tax reporting purposes, based upon either the percentage of taxable income method or the ratio of actual charge-offs to loans outstanding, subject to a base year amount determined at June 30, 1983. The Company computed its bad debt deduction for income tax reporting purposes using the percentage of taxable income method for fiscal years 1996 and 1995. Due to law changes effective for 1996, the Company computed its bad debt deduction using the direct charge-off method for the fiscal year ended June 30, 1997.

     The  Company's  retained  earnings  at  June  30,  1997  and  1996  include
$7,247,000 of tax bad debt reserves for which deferred tax has not been provided. Pursuant to provisions in the Small Business Job Protection Act of 1996, the reserves would be subject to tax only if the Company fails to qualify as a "bank" or in the case of certain excess distributions to shareholders.

     Income tax expense (benefit) is summarized as follows:

(In thousands) Years Ended June 30         1997          1996        1995
-----------------------------------------------------------------------------

Current: Federal                          $4,153        $6,949      $4,480
         State                               799           823         495
-----------------------------------------------------------------------------
         Total current                     4,952         7,772       4,975
-----------------------------------------------------------------------------

Deferred:Federal                          (1,756)         (630)         14
         State                              (320)         (110)          3
-----------------------------------------------------------------------------
         Total deferred                   (2,076)         (740)         17
-----------------------------------------------------------------------------

 Total:  Federal                           2,397         6,319       4,494
         State                               479           713         498
-----------------------------------------------------------------------------
         Total                            $2,876        $7,032      $4,992
=============================================================================


     The differences between the statutory federal income tax rate and the effective rate of income tax are as follows:

Years Ended June 30                               1997        1996       1995
-------------------------------------------------------------------------------

Statutory federal income tax rate                  34.0%       35.0%      35.0%
Increase (reduction) in taxes resulting from:
   Tax-exempt interest                             (1.1)       (0.4)      (0.6)
   State income taxes                               4.0         2.6        2.7
   Other                                            (.9)       (0.5)       2.7
-------------------------------------------------------------------------------
   Effective income tax rate                       36.0%       36.7%      39.8%
===============================================================================


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1997 and 1996 are as follows:

(In thousands) June 30                             1997                 1996
------------------------------------------------------------------------------

Deferred tax assets:
   Allowance for loan losses                      $2,653               $2,061
   Deferred compensation                           1,047                  907
   Other, net                                        968                  112
------------------------------------------------------------------------------
   Total gross deferred tax assets                 4,668                3,080
------------------------------------------------------------------------------

Deferred tax liabilities:
   Federal Home Loan Bank stock dividends            140                  270
   Depreciation and amortization                     309                  350
   Deferred loan fees                                467                  544
   Other, net                                        453                  561
------------------------------------------------------------------------------
   Total gross deferred tax liabilities            1,369                1,725
------------------------------------------------------------------------------
   Net deferred tax asset                         $3,299               $1,355
==============================================================================

     The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary. Based on the Company's historical earnings, future expectations of taxable income and the reversal of gross deferred tax liabilities and potential net operating loss carrybacks, management believes it is more likely than not that the Company will realize the gross deferred tax assets existing at June 30, 1997. However, there can be no assurances that the Company will generate taxable income in any future period or that the reversal of temporary differences attributable to gross deferred tax liabilities will occur during the future tax periods as currently expected.

11. STOCKHOLDERS' EQUITY

     On November 17, 1995, the Company issued a two-for-one stock split in the form of a 100% common stock dividend (the "stock split"). This transaction resulted in the issuance of 2,807,725 additional shares of common stock. All share and per share data in these consolidated financial statements have been restated to reflect the stock split.

     The Company has adopted three incentive plans to assist in the recruitment and retention of managers and other key full-time employees. The Company adopted the Incentive Stock Option Plan in fiscal year 1985 and the Key Employee Stock Compensation Program in fiscal year 1987. All of the shares authorized by these two plans have previously been granted. During fiscal year 1993, the Company adopted the 1992 Incentive Plan authorizing the issuance of up to 375,000 shares. The plan was amended in fiscal year 1995 to add 300,000 shares. During fiscal year 1997, 10,000 shares of restricted stock and 135,000 of stock options were granted, leaving 276,686 shares still available under the plan for grant or issuance. The option prices under these plans equaled the market values of the Company's stock at the dates of grant with expiration ten years after the dates of grant.

     The Company applies Accounting Principles (APB) Opinion 25 and related interpretations in accounting for the Plans. Accordingly, no compensation cost has been recognized for its fixed stock options. Had compensation cost for the options granted under the Plans been determined based on the fair value at the grant dates consistent with the alternative method of FASB Statement No. 123 (FAS 123), the Company's net earnings and per common share for fiscal year 1997 would have been reduced from the reported net earnings of $5,112,000 to $4,588,000 and reported earnings per share of $.87 to $.78 per share. No options were granted in fiscal years 1996 or 1995. For purpose of computing the pro forma amounts indicated above, the fair value of each option on the grant date was estimated using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal year 1997: dividend yield of .73%; expected volatility of 49%; a risk-free interest rate of 6.90%; and an expected option life of 10 years.

     Stock option transactions are summarized below:


Years Ended June 30
---------------------------------------------------------------------------------------------------------------------------
                                                       Weighted                   Weighted                   Weighted
                                                        Average                    Average                    Average
                                                       Exercise                   Exercise                   Exercise
                                           1997          Price          1996        Price          1995        Price
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at July 1             217,980         $  7.00      363,350        $7.00      574,890         $4.85
Granted                                   135,000          $13.14            0            -            0             -
Exercised                                 (45,000)        $  7.00     (145,370)       $7.00     (211,540)        $1.17
Lapsed                                          0               -            0            -            0             -
---------------------------------------------------------------------------------------------------------------------------
Options outstanding at June 30            307,980         $  9.69      217,980        $7.00      363,350         $7.00
===========================================================================================================================
Options exerciseable at June 30           257,980                      217,980                   363,350
Options available for grant at June 30    276,686                      421,686                   447,000
===========================================================================================================================

     The following table summarizes information about stock options outstanding at June 30, 1997:


                                Options Outstanding                                       Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                                              Weighted
                                               Average           Weighted                                Weighted
                                              Remaining           Average                                 Average
      Exercise           Number              Contractual         Exercise                Number          Exercise
       Prices          Outstanding              Life               Price               Exercisable         Price
---------------------------------------------------------------------------------------------------------------------------
  $         7.00        172,980                7   Years            $  7.00             172,980            $  7.00
  $        13.00        110,000                9.75                 $ 13.00              85,000            $ 13.00
  $        13.75         25,000                10                   $ 13.75
-------------------------------------------------------------------------------------------------------------------------
    $7.00-$13.75        307,980                8.2 Years            $  9.69             257,980            $  8.98
===========================================================================================================================


     Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding during each period. Stock options are treated as common stock equivalents using the treasury stock method during each period in which their effects are dilutive. Stock options had dilutive effects in fiscal years 1997, 1996 and 1995. The weighted average number of shares of common stock used to compute earnings per share for fiscal years 1997, 1996 and 1995 were 5,854,732, 5,809,410 and 5,676,406, respectively.

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


12. EMPLOYEE BENEFIT PLANS

     The Company maintains a qualified plan under Section 401(a) of the Internal Revenue Code which includes a qualified cash or deferred arrangement under
Section 401(k) of the Internal Revenue Code. The plan allows employees who meet minimum service requirements to make contributions by salary deduction up to a maximum of 16% of their salary. For fiscal years 1997, 1996 and 1995, the Company made contributions on behalf of eligible employees equal to 50% of the employees' contributions to a maximum 6% of salary. The Company's contributions to the plan were $240,000, $197,000, and $166,000 for fiscal years 1997, 1996 and 1995, respectively.

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

     As of June 30, 1997, the Savings Bank was classified as a "well capitalized" institution as determined by the OTS and satisfied all regulatory capital requirements, as shown in the following table reconciling the Savings Bank's GAAP capital to regulatory capital:

                                                                                                             Risk-
                                                                 Tangible               Core                 Based
(In thousands)                                                   Capital               Capital              Capital
---------------------------------------------------------------------------------------------------------------------------

GAAP capital                                                      $66,466               $66,466             $66,466
Non-allowable assets:
         Goodwill                                                  (2,129)               (2,129)             (2,129)
         Other intangible assets                                     (123)                    _                   _
         Equity in subsidiaries                                      (908)                 (908)               (908)
Additional capital items:
         Unrealized gain on debt securities, net                      (89)                  (89)                (89)
         General loss allowances                                        -                     -               7,655
---------------------------------------------------------------------------------------------------------------------------

Regulatory capital - computed                                      63,217                63,340              70,995
Minimum capital requirement                                        12,854                25,713              48,907
---------------------------------------------------------------------------------------------------------------------------
Capital above minimum requirement                                 $50,363               $37,627             $22,088
===========================================================================================================================

Ratios:

Regulatory capital - computed                                        7.38%                 7.39%              11.61%
Minimum capital requirement                                          1.50                  4.00                8.00
===========================================================================================================================


     The payment of cash dividends by the Savings Bank is subject to regulation by the OTS. The OTS measures an institution's ability to make capital distributions, which includes the payment of dividends, according to the institution's capital position. For institutions, such as the Savings Bank, that meet their fully phased-in capital requirements, the OTS has established "safe harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Institutions can distribute amounts in excess of the safe harbor without the prior approval of the OTS. The Savings Bank paid cash dividends of $676,000, $455,000 and $478,000 in fiscal years 1997, 1996 and 1995, respectively. See note 14 for limitations on the payment of dividends by the Savings Bank to the Parent Company.

14. PARENT COMPANY FINANCIAL INFORMATION

     The Parent Company was organized in 1993 and became the holding company of the Savings Bank on January 14, 1994. Condensed financial information of the Parent Company is presented below:


STATEMENTS OF FINANCIAL CONDITION
(In thousands) June 30                                                                    1997                1996
---------------------------------------------------------------------------------------------------------------------------

ASSETS
   Investment in subsidiary, at equity                                                   $66,466             $60,955
   Other assets                                                                               26                  41
---------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                          $66,492             $60,996
---------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
   Total liabilities                                                                     $     -             $     -
---------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity:
     Stockholders' equity before unrealized gain (loss)                                   66,403              61,122
     Net unrealized gain (loss) on securities available for sale                              89                (126)
---------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                             66,492              60,996
---------------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                            $66,492             $60,996
===========================================================================================================================


STATEMENTS OF OPERATIONS
(In thousands) Years Ended June 30                                                          1997                1996
---------------------------------------------------------------------------------------------------------------------------
   Noninterest expense                                                                      $133           $     126
   Income tax benefit                                                                         35                  48
---------------------------------------------------------------------------------------------------------------------------
   Loss before equity in undistributed net earnings of subsidiary                            (98)                (78)
   Equity in undistributed net earnings of subsidiary                                      5,210              12,220
---------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                                        $ 5,112             $12,142
===========================================================================================================================


STATEMENTS OF CASH FLOWS
(In thousands) Years Ended June 30                                                          1997                1996
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net earnings                                                                          $ 5,112             $12,142
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Amortization                                                                             14                  14
     Equity in undistributed net earnings of subsidiary                                   (5,210)            (12,220)
     Decrease in other assets                                                                (15)                  -
     Decrease in accrued expenses and other liabilities                                        -                   4
---------------------------------------------------------------------------------------------------------------------------
       Net cash used in operating activities                                                 (99)                (60)
---------------------------------------------------------------------------------------------------------------------------

Investing Activities
   Purchases of subsidiary stock                                                            (740)               (508)
   Cash dividends received                                                                   676                 455
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) investment activities                                  (64)                (53)
---------------------------------------------------------------------------------------------------------------------------

Financing Activities
   Proceeds from issuance of common stock                                                    740                 508
   Cash dividends paid                                                                      (577)               (395)
---------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                             163                 113
---------------------------------------------------------------------------------------------------------------------------
   Net increase in cash and cash equivalents                                                   -                   -
   Cash and cash equivalents at beginning of year                                              -                   -
---------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of year                                              $     -             $     -

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

     There were no financial guarantees or options outstanding at June 30, 1997 and 1996. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit is based on management's credit evaluation of the counterparty and consists of real estate with estimated market values of at least 110-115% of the commitment amount.

     To reduce the risk associated with a possible decline in the value of residential mortgage loans originated for sale, the Company executes forward contracts for the delivery of loans generally up to 90 days thereafter at a specified price and yield. Risks may arise from the possible inability of the Company to originate loans to fulfill the contracts, in which case securities would be purchased in the open market for delivery under the terms of the contracts. Contracts outstanding at June 30, 1997 and 1996 totalled $107,600,000 and $77,275,000, respectively.

     The Company had outstanding loan origination commitments aggregating $5,101,000 at June 30, 1997. Fixed interest rate commitments are at market rates as of the application date and generally expire within 60 days.

     The Company had no outstanding loan purchase commitments in effect at June 30, 1997. The Company had outstanding commitments to fund $30,958,000 of construction loans at June 30, 1997. In addition, the Company had $31,279,000 outstanding in lines of credit extended to its customers at June 30, 1997.

     Standby letters of credit are conditional commitments issued by the Company. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At June 30, 1997, the Company was conditionally committed under standby letters of credit aggregating $20,843,000.

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


16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
Listed below are the carrying amount and fair value of financial instruments at June 30, 1997 and 1996:


(In thousands) June 30                                                     1997                         1996
---------------------------------------------------------------------------------------------------------------------------
                                                                 Carrying          Fair        Carrying        Fair
                                                                  Amount           Value        Amount         Value
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                         $26,738        $26,738      $  24,575    $  24,575
Securities held to maturity                                         6,543          6,609          6,652        6,660
Securities and available for sale                                  27,706         27,706         28,703       28,703
Loans                                                             685,366        707,350        623,081      629,958
Loans held for sale                                                92,495         92,495         46,481       46,481
Deposits                                                         (600,205)      (605,082)      (573,536)    (577,205)
Notes payable and other borrowings                                   (611)          (611)          (639)        (639)
Advances from Federal Home Loan Bank                             (181,552)      (182,586)      (102,052)    (100,646)
===========================================================================================================================


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

     The fair value of cash and cash equivalents is the carrying amount. The fair value of investment securities is determined by reference to quoted market prices, where available. The fair value of loans receivable is determined by discounting the future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings, and for the same remaining terms to maturity. The carrying amount of construction, equity line, and installment loans approximates fair value. The fair value of loans held for sale is determined by outstanding sale commitments, or current investor yield requirements. For stock in the Federal Home Loan Bank, the fair value is the carrying amount.

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

17. QUARTERLY FINANCIAL DATA
(Unaudited)

     The following is a summary of selected quarterly operating results for each of the four quarters in fiscal years 1997 and 1996:

(In thousands, except per share data)                            Sept. 30         Dec. 31       Mar. 31      Jun. 30
---------------------------------------------------------------------------------------------------------------------------
       1997
Total interest income                                            $ 15,684       $ 16,484      $  16,603    $  17,360
Total interest expense                                              8,508          8,902          8,864        9,337
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                                 7,176          7,582          7,739        8,023
Provision for loan losses                                             562            581            609          595
Noninterest income                                                  1,913          2,048          3,049        1,729
Noninterest expense                                                 8,420          5,559          6,729        8,216
---------------------------------------------------------------------------------------------------------------------------
Earnings before income tax expense                                    107          3,490          3,450          941
Income tax (benefit) expense                                          (89)         1,313          1,236          416
---------------------------------------------------------------------------------------------------------------------------
   Net earnings                                                  $    196       $  2,177       $  2,214    $     525
---------------------------------------------------------------------------------------------------------------------------
   Net earnings per share                                        $    .03       $    .37       $    .38    $     .09
===========================================================================================================================

       1996
Total interest income                                             $14,832        $14,402        $14,481      $15,326
Total interest expense                                              8,193          8,133          7,904        8,092
---------------------------------------------------------------------------------------------------------------------------
Net interest income                                                 6,639          6,269          6,577        7,234
Provision for loan losses                                             482            449            413        1,085
Noninterest income                                                  1,742          1,830          2,513        8,828
Noninterest expense                                                 4,471          4,684          5,255        5,619
---------------------------------------------------------------------------------------------------------------------------
Earnings before income tax expense                                  3,428          2,966          3,422        9,358
Income tax expense                                                  1,324          1,062          1,231        3,415
---------------------------------------------------------------------------------------------------------------------------
   Net earnings                                                  $  2,104       $  1,904       $  2,191     $  5,943
---------------------------------------------------------------------------------------------------------------------------
   Net earnings per share                                        $  1 .36       $    .33       $    .38     $   1.02
===========================================================================================================================


18. PENDING ACQUISITION

     Virginia First has entered into an agreement to be acquired by BB&T Corporation in a transaction consisting of approximately 70% stock and 30% cash. The value received by Virginia First shareholders can vary between $22.50 and $25.00 per share. Based on BB&T's June 30 stock price, Virginia First shareholders would receive $17.50 in BB&T share value and $7.50 in cash for a combined value of $25.00 for each share of Virginia First held. Virginia First shareholders will be asked to vote on the merger agreement at its upcoming annual meeting scheduled for November 26, 1997. The transaction is expected to be consummated on or about December 1, 1997.

CUSTOMER SERVICE DEPARTMENT
   (804) 748-3930 or Toll Free (800) 348-0333


FULL SERVICE RETAIL OFFICES

Petersburg
 * Franklin & Adams Streets, (804) 733-0333,
   (804) 748-5847, or Toll-Free (800) 523-0839
   2048 South Sycamore Street, (804) 732-1336
   801 South Adams Street, (804) 733-8507

Colonial Heights
 * 2609 Boulevard, (804) 526-1363

Hopewell
 * 105 North Main Street, (804) 458-8570

Chester
 * 2531 West Hundred Rd., (804) 748-5052

Emporia
   North Main Street & Weaver Avenue, (804) 634-9431

Richmond
   1210 Westover Hills Boulevard, (804) 233-5497
 * 1773 Parham, (804) 288-1611
 * 10051 Midlothian Turnpike, (804) 272-5897
 * 4802 South Laburnum Avenue, (804) 226-9333
 * 1650 Willow Lawn Dr., (804) 288-3980

Ashland
   201 North Washington Highway, (804) 798-1444

Fredericksburg
 * 3205 Plank Road, (540) 786-9864

Roanoke
   316 South Jefferson Street, (540) 344-6661
 * 1620 Hershberger Road, (540) 362-5801
 * 3119 Chaparral Drive, (540) 989-8504

Salem
   303 East Burwell Street, (540) 387-0281

Vinton
   203 Virginia Avenue, (540) 345-8128

Lynchburg
 * 7114 Timberlake Road, (804) 237-6541

Appomattox
 * History Junction, (804) 352-7168

Rocky Mount
   216 College Street, (540) 483-9216

Lake Ridge
 * 12451 Hedges Run Dr., (703) 491-7723

Stafford
 * 305 Garrisonville Rd., (540) 659-9699


 * Virginia First ATM Locations


VIRGINIA FIRST MORTGAGE DIVISION
LOAN CENTERS

Woodbridge (Division Headquarters)
   1308 Devils Reach Road, Suite 200,
   (703) 494-9945

Fairfax
   10400 Eaton Place, Suite 130
   (703) 218-4000

Charlottesville
   1160 Pepsi Place, Suite 109, (804) 978-1110

Fredericksburg
   3205 Plank Road, (540) 786-4819

Lynchburg
   7331 Timberlake Road, Suite 306,
   (804) 237-7961

Richmond
   9200 Arboretum Pkwy., Suite 104,
   (804) 320-2500

Roanoke
   3119 Chaparral Drive, (540) 989-1116

Bel Air, Maryland
   139 N. Main St., Suite 101, (410) 879-1800

Columbia, Maryland
   8818 Centre Park Dr., Suite 100,
   (410) 995-0134

Frederick, Maryland
   211 S. Jefferson St., Suite B, (301) 620-1100

Bethesda, Maryland
   6550 Rock Spring Dr., Suite 210,
   (301) 493-4900

Timonium, Maryland
   9515 Deereco Rd., Suite 1010,
   (410) 561-0472

DEPOSIT ACCOUNTS

   Totally Free Checking
   Interest Checking
   Freedom 55 Checking
   VIP Checking
   Money Market Checking
   Advantage Accounts
   Regular Savings
   Christmas Clubs

INVESTMENT OPTIONS

   Certificates of Deposit (Flexible Terms)
   Century Account Penalty-Free Certificates
   Individual Retirement Accounts

ALTERNATIVE INVESTMENT OPTIONS

   Free Financial Planning Services
   Mutual Funds Services
   Tax Deferred Annuities
   Insurance Products
   Equities

RESIDENTIAL MORTGAGE LENDING

   Conventional Fixed Rate
   Adjustable Rate Mortgage (ARMs)
   5 and 7 Year Two Step
   Jumbo Fixed Rate
   Jumbo ARMs
   Federal Housing Administration
     Mortgages (FHA)
   Veterans Administration Mortgages (VA)
   Virginia Housing Development Authority
     (VHDA)/Conventional Blend
   VHDA/FHA Blend
   VHDA/VA Blend
   Construction-to-Permanent Loans
   Builder Lines of Credit

RETAIL LENDING

   Second Mortgages
   Home Equity Lines of Credit
   Automobile Loans
   Automobile Refinance Loans
   Home Improvement Loans
   Personal Loans
   Manufactured Housing Loans

OTHER SERVICES

   Bank Cards (Master Card/Visa)
   Travelers Cheques
   Money Orders
   Bank Checks
   Wire Transfers
   ATMs (Most, Exchange and Cirrus
     Networks linking the Discover,
     American Express, Mastercard and
     Diners Club cards)
   Notary

DIRECTORS



Frasier W. Brickhouse
Assistant Dean, School of Business,
Virginia State University


Preston H. Cottrell
President and Chief Executive Officer,
Cottrell Communications


William L. Eure, Jr.
Owner, President and General Manager,
Eure Communications, Inc.


Benjamin S. Gill
Owner, Benny's BBQ


George R. Mercer
President, Mercer Rug Cleaning and Carpet Sales


Charles A. Patton
President and Chief Executive Officer,
Virginia First Financial Corporation and
Virginia First Savings Bank


William A. Patton
Chairman of the Board,
Virginia First Financial Corporation and
Virginia First Savings Bank


Francis R. Payne, Jr., M.D.
Retired, Petersburg Obstetrics and Gynecology
Association, Ltd.


John H. VanLandingham, Jr.
Chairman of the Board,
Builders Supply Company of Petersburg



OFFICERS


OFFICERS OF VIRGINIA FIRST SAVINGS BANK

Charles A. Patton  *
President and Chief Executive Officer


William J. Vogt  *
Senior Vice President and Chief Financial Officer


Gary L. Martin
Senior Vice President, Mortgage Banking


Teresa R. Mathisen
Vice President Human Resources


Maria R. Campbell
Vice President, Retail Banking
Central Region


Rebecca E. Truax  *
Corporate Secretary


Steven A. Whitley
Executive Vice President, Chief Operating Officer


David L. Huntington
Senior Vice President, Retail Lending


Linda Markham
Vice President and Regional Manager-Western Division


John M. Silver
Vice President, Internal Audit


Gary L. Armstrong
Vice President, Commercial Lending


* Also serves in same capacity as officer of Virginia First Financial Corporation

STOCKHOLDER INFORMATION

FORM 10-K

A copy of the annual report on Form 10-K may be obtained without charge upon request to William J. Vogt, Senior Vice President and Chief Financial Officer, Virginia First Financial Corporation, P.O. Box 2009, Petersburg, Virginia 23804-2009.


CORPORATE LEGAL COUNSEL

Williams, Mullen, Christian & Dobbins
Two James Center
1021 East Cary Street, Suite 1500
Richmond, Virginia 23219


STOCK LISTINGS

The Company's common stock is traded on the NASDAQ National Market System ("NMS") under the trading symbol VFFC.


INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Certified Public Accountants
Two James Center
1021 East Cary Street, Suite 1900
Richmond, Virginia  23219

TRANSFER AGENT AND REGISTRAR

First Union National Bank
Capital Management Group
Two First Union Center, CMG-16
Charlotte, North Carolina  28288-1165


DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN

Virginia First's Dividend Reinvestment and Stock Purchase Plan is an economical, convenient way for stockholders to increase their holdings of the Company's stock. Once enrolled in this plan, stockholders may purchase new shares directly from the Company by reinvesting cash dividends, making optional cash purchases or both. To obtain a plan prospectus and enrollment card, write or call Virginia First at 804-733-0333.

STOCK PRICE AND DIVIDEND INFORMATION (1)



Year Ended June 30                             1997                          1996       1995      1994     1993
--------------------------------------------------------------------------------------------------------------------

                           Fourth       Third        Second     First
                          Quarter      Quarter      Quarter    Quarter
--------------------------------------------------------------------------------------------------------------------

High                       $23.25       $17.00       $15.25     $13.75       $14.25     $9.38     $7.63     $5.63

Low                         13.38        12.25        12.50      11.00         8.38      5.94      4.88      2.00

Close                       23.25        14.75        12.75      13.75        13.75      8.75      7.25      4.75

Dividends                    .025         .025         .025       .025          .07       .05       .05         -
====================================================================================================================


(1) All stock price and dividend data has been adjusted to reflect a two-for-one stock split which occurred November 17, 1995.